SAN DIMAS PROPERTY

SAN DIMAS DISTRICT

DURANGO AND SINALOA STATES, MEXICO

TECHNICAL REPORT

Prepared by: Primero Mining Corp. and AMC Mining Consultants (Canada) Ltd.
In accordance with the requirements of National
Instrument 43-101, “Standards of Disclosure for
Mineral Projects”, of the Canadian Securities
Administrators

Qualified Persons:
Gabriel Voicu, P.Geo
J M Shannon, P. Geo.
R Webster, M.AIG

April 18, 2014

San Dimas Technical Report

April 2014	2

San Dimas Technical Report

April 2014	3

San Dimas Technical Report

April 2014	4

San Dimas Technical Report

TABLES

April 2014	5

San Dimas Technical Report

FIGURES

April 2014	6

San Dimas Technical Report

April 2014	7

San Dimas Technical Report

1        SUMMARY

This Technical Report on the San Dimas Property (the Property) in San Dimas District, Durango and Sinaloa, Mexico, has been prepared by Primero Mining Corp. (Primero) of Vancouver, Canada and AMC Mining Consultants (Canada) Ltd (AMC) of Vancouver, Canada. The report has been prepared in accordance with the requirements of National Instrument 43-101 (NI 43-101), “Standards of Disclosure for Mineral Projects”, of the Canadian Securities Administrators (CSA) for lodgment on CSA’s “System for Electronic Document Analysis and Retrieval” (SEDAR). It is a statement of Mineral Resources and Mineral Reserves as at December 31, 2013 and updates and replaces an earlier Technical Report entitled “San Dimas Property, San Dimas District, Durango and Sinaloa States Mexico Technical Report”, for Primero Mining Corp. prepared by J. M. Shannon, P.Geo., R. Webster, M.AIG, H.A. Smith, P.Eng., A. Riles, M.AIG, of AMC Mining Consultants (Canada) Ltd., dated April 16, 2012.

History, Location and Ownership

The Property contains a series of epithermal gold silver veins that have been mined intermittently since 1757. Modern mining began in 1883 when the San Luis Mining Company began working in the area and has continued under different owners to the present. In August 2010, Primero acquired the Property and is currently conducting underground mining and / or exploration in five different areas: West Block, Sinaloa Graben Block, Central Block, Tayoltita Block and Arana Block.

The Property is located on the borders of the Durango and Sinaloa states approximately 125 km north-east of Mazatlan, Sinaloa and 150 km west of the city of Durango, Durango. Access to the site is year round by air or road from the city of Durango and road access to Mazatlan is available, via a rough road, for about six months of the year. The Property is centered on latitude 24°06’N and longitude 105°56’W. The San Dimas district is located in the central part of the Sierra Madre Occidental, a mountain range characterized by very rugged topography with steep, often vertical walled valleys and narrow canyons. Elevations vary from 2,400 m above mean sea level (amsl) on the high peaks to elevations of 400 m amsl in the valley floor of the Piaxtla River.

The main infrastructure of the San Dimas district consists of; roads, townsite, airport, crushing and processing facilities of the Tayoltita mill, old San Antonio mill, the Tayoltita/Cupias and San Antonio tailings facilities, Las Truchas hydro generation facilities, a diesel power plant and the San Dimas mines. The Property is subject to a full closure plan and reclamation of the site upon cessation of operations. Primero is currently dealing with two past environmental liabilities: reclamation of old San Antonio milling facilities and closure/reclamation of old tailings facilities (Contrestacas). San Antonio mill equipment has been sold and removed. Removal of all remaining metal and scrap is in progress and will be completed by mid-2015. Closure of the Contrestacas old tailings facilities, which consists of completing a downstream berm and spillway, will be completed in 2016.

The Property consists of 66 contiguous concessions (claims) covering 24,966 hectares, and these have expiry dates ranging from 2019 to 2060. In the past, there were no royalties payable to any entity and the Mexican legislation did not require government royalty payments. This changed since on October 31, 2013, the Mexican Congress approved an extensive tax reform bill that has far reaching implications to the mining sector and taxpayers generally. The reforms included a tax-deductible mining royalty of 7.5% on taxable earnings before the deduction of interest, taxes, depreciation and amortization, with precious metals mining companies paying an additional 0.5% on gold and silver revenue. The tax reforms are effective from January 1, 2014 and as such the Company is subject to the mining royalty as of this date.

Primero also holds the appropriate permits under local, State and Federal laws to allow mining operations.

April 2014	8

San Dimas Technical Report

Primero owns 100% of the Property through its subsidiary Primero Empresa Minera, S.A. de C.V. as per a definitive asset purchase agreement with subsidiaries of Goldcorp Inc.

Geology and Mineralization

Two major volcanic successions totalling approximately 3,500 m in thickness have been described, the Lower Volcanic Group (LVG) and the Upper Volcanic Group (UVG) separated by an erosional and depositional unconformity.

In the San Dimas district, the UVG is divided into a subordinate lower unit composed mainly of lavas of intermediate composition called Guarisamey Andesite and an upper unit called the Capping Rhyolite. The Capping Rhyolite is mainly composed of rhyolitic ash flows and air-fall tuffs and is up to 1,500 m thick in the eastern part of the district; however within most of the district it is about 1,000 m thick.

The San Dimas district lies within an area of complex normal faulting along the western edge of the Sierra Madre Occidental. Compressive forces first formed predominantly east-west and east-northeast tension gashes that were later cut by transgressive north-northwest striking slip faults. The strike-slip movements caused the development of secondary north-northeast faults, with right lateral displacement. The mineralization is typical of epithermal vein structures with banded and drusy textures. Within the San Dimas district, the veins occupy east-west trending fractures, except in the southern part of Tayoltita where they strike mainly northeast, and in the Santa Rita mine where they strike north-northwest. The veins were formed in two different systems. The east-west striking veins were the first system developed, followed by a second system of north-northeast striking veins. Veins pinch and swell and commonly exhibit bifurcation, horse-tailing and sigmoidal structures. The veins vary from a fraction of a centimetre in width to about 8 m, but average around 1.5 - 2.0 m. They have been followed underground from a few metres in strike-length to more than 1,500m.

Typical of epithermal systems, the gold and silver mineralization at the San Dimas Mine exhibits a vertical zonation with a distinct top and bottom that the prior owner of the mine termed the “Favourable Zone”. At the time of deposition, this Favourable Zone was deposited in a horizontal position paralleling the erosional surface of the LVG on which the UVG was extruded.

This favourable, or productive, zone at San Dimas Mine is some 300 to 600 m in vertical extent and can be correlated, based both on stratigraphic and geochronologic relationships, from vein system to vein system and from fault block to fault block. Using this concept of the dip of the unconformity at the base of the UVG, the various mine owners, over the years, have been able to infer the dip of the Favourable Zone and, with considerable success, explore and predict the Favourable Zone in untested areas.

Exploration and Data Management

Historically, exploration of the Favourable Zone at San Dimas Mine has been done both by diamond drilling and by underground development work. Diamond drilling is predominantly done from underground stations as both the rugged topography (i.e. access to surface drill stations) and the long drilling distance from the surface locations to the target(s) makes surface drilling both challenging and expensive.

While drilling is now the current method of exploration, underground channel sampling plays a large role in the estimation of current Mineral Resources. These samples are taken from all faces in vein development. Diamond drilling is carried out principally by in-house crews, and while surface holes are collared HQ or NQ size, the veins are generally cored BQ size. During 2013 a total of 80,516 m of drilling was completed, of which 22,538 m was for exploration and 57,978 m was for delineation. This was concentrated on the Sinaloa Graben, located between the West Block (San Antonio Mine) and the Central Block, and between the Central Block (Robertita) and the Arana Hanging Wall, east of the Tayoltita mine. Underground radial fans are drilled with the holes approximately averaging 250 m in length, and intersection angles are generally more than 75% of the intersected widths. Bulk density measurements have been systematically taken on core since October 2011, and preliminary results indicate a figure within 4% of that historically used.

April 2014	9

San Dimas Technical Report

A portion of the data utilized in the resource estimation has been generated in Primero’s Tayoltita Mine Laboratory (TAY Lab), with some samples having been assayed at the San Antonio laboratory, which was decommissioned in 2004. Both laboratories have been owned and operated by the mine, and have not been accredited at any time. The Tay Lab was audited in early 2012, and the audit states that the laboratory and the quality of the data produced were not up to industry standards and the assays were of poor quality. As a result, since October 2011, all sampled diamond drill core has been sent off site to the independent laboratory of SGS in Durango (“SGS Lab”) for preparation and assay. Old TAY Lab equipment started to be replaced by new equipment in 2013, and Primero has begun introducing industry standard practices. Implementation of the LIMS system is in progress, training in QA / QC practices has been held and a program has been instituted by the Primero geology group.

In 2013 AMC reviewed a number of items as follows: the mill reconciliation on a daily basis over a month, model depletion compared to production, and annual production comparison over a three year period. Checks have shown that there is a reasonable correlation of the grade and that reconciliation is generally good. Therefore, it is recommended that the Company use the sample database for the 2013 resource and reserve estimates but, due to uncertainty in the data quality, restrictions on classifying the resources in the areas without sampling at the SGS Lab have been applied.

Mineral Resources and Mineral Reserves

For the December 2013 Mineral Resource, Primero provided 39 named vein systems for 107 lenses, located in the Central Block, Sinaloa Graben and Arana Hanging Wall. For practical purpose, 13 of these veins were grouped in a single named system (Tayoltita) and the reporting here is on 27 named veins. Note also that Santa Rita is now reported as 4 distinct veins (America, Magdalena, Cristina, Marisa). All these veins were estimated using the block modelling method. The remaining entries, comprising polygonal estimates and broad extrapolations, were supplied by Primero. They were then reviewed by AMC and Primero jointly and now make up a portion of the Inferred Resources.

A summary of the results of the estimation of Mineral Resources at a cut off of 2 grams per tonne (“g/t”) gold equivalent (“AuEq”), as of December 31, 2013, is shown in Table 1.1.

Table 1.1               Summary of Estimated Mineral Resources as at December 31, 2013

Classification	Tonnes (Mt)	Au (g/t)	Ag (g/t)	Contained Au Oz (k oz)	Contained Ag Oz (k oz)
Measured	0.77	7.4	457	182	11,284
Indicated	3.51	7.2	411	814	46,429
Inferred	7.33	4.2	310	998	72,647

Notes:

  Mineral Resources stated according to CIM guidelines.
  Mineral Resources include Mineral Reserves.
  A 2g/t AuEq cutoff grade is applied, where AuEq is calculated at a gold price of US$1,300 per troy ounce and a silver price of US$20 per troy ounce.
  A constant bulk density of 2.7 tonnes/m3 has been used.
  Inferred Mineral Resources include block modelled and polygonal estimated Mineral Resources.

April 2014	10

San Dimas Technical Report

AMC is not aware of any known environmental, permitting, legal, title, taxation, socio-economic, marketing, political, or other relevant factors which may materially affect the Mineral Resources.

AMC completed an independent Mineral Resource estimate for the veins that make up the current Mineral Resources and Mineral Reserves based on vein wireframes provided by Primero and reviewed by AMC In addition, Primero provided spreadsheets containing the sample data and also wireframe outlines of the mined areas and of the development. The vein wireframes were modelled along the vein contacts, and were defined by structural geology, quartz veining, mineral alteration and channel samples. The database included both channel sample data and drill hole data.

Modelling of each of the 39 veins containing 107 lenses was carried out using a 2D accumulation method. This resulted in 39 separate vein models which had a parent block size of 9 m x 9 m x vein thickness m. For the purpose of this resource modelling and estimation, the channels and drillholes are treated in the same manner. A total of 39,175 drillholes or channel samples with 138,376 samples assayed for gold and silver were located within the veins and used in the estimate. Statistics and variogram analysis were performed. Log probability plots of the composited gold and silver grades were examined for each of the veins and lenses. Based on these plots capping of gold and silver grades were carried out on the composited data for the resource estimation. Ordinary kriging was used for grade interpolation.

AMC used a constant bulk density of 2.7 t/m3 for the estimation of the tonnes for all veins. This figure has been used in previous statements and in the absence of any analysis of the newly collected data, AMC supports this bulk density figure at this time.

The resource classification was either Measured, Indicated or Inferred based on proximity to data and availability and location of SGS assays. The Measured Mineral Resource was generally located within approximately 15 m from the levels containing channel samples and drillholes were the samples were assayed or re-assayed by the SGS Lab. Where the resource was classified as a Measured Mineral Resource, the Indicated Resource was generally located within approximately 30 m from the levels containing faces samples with the Inferred Resource 45 m. Where SGS Lab samples were not available, the Indicated Resource was within 15 m from the samples and drillholes, with the Inferred Resource located between the Indicated Resource and approximately 30 m from the levels containing channel samples.

The total Mineral Resource for these veins has been reported above a 2 g/t AuEq cut-off (where AuEq = Au (g/t) + (Ag (g/t) x 20/1300), where 20 and 1,300 represent the chosen silver and gold prices in US$ per troy ounce.

No additional work was carried out on the portion of the Mineral Resources estimated by polygonal methods during 2013. A number of the veins with Mineral Resources estimated using the polygonal method for the 2012 report have had their Mineral resources estimated using the block modelling method for this report, and are thus removed from the polygonal total.

There is significant exploration potential at San Dimas beyond the stated Mineral Resources and Mineral Reserves. The scale of the identified targets was not thoroughly reviewed at 31 December 2013, but is expected to remain in the order of 6-10 million tonnes at grade ranges of 3-5 grams per tonne of gold and 200-400 grams per tonne of silver, as estimated at 31 December 2011. This potential mineralization has been estimated by Primero from geological and grade modelling. It should be noted that these targets are conceptual in nature. There has been insufficient exploration to define an associated Mineral Resource and it is uncertain if further exploration will result in the targets being delineated as a Mineral Resource. To convert Mineral Resources to Mineral Reserves, mining cut-off grades are employed, mining dilution is added and mining recovery factors are applied on an individual vein mining block basis. Only Indicated Mineral Resources have been used for Mineral Reserves estimation.

April 2014	11

San Dimas Technical Report

Mining activities are conducted by both contractor and Primero personnel. The predominant mining methods at San Dimas are mechanized cut-and-fill and longhole mining. Longhole mining was introduced in 2012 and is becoming increasingly important.

Cut-and-fill mining is carried out using drill jumbos or jacklegs and load-haul-dump machines. Minimum mining widths of 2.5 m and 0.8 m for jumbo and jackleg mining respectively may be attainable. For reserve estimation, Primero has used respective values of 3.0 m and 1.0 m as these are more representative of current mining practices. Waste rock is used as fill material and provides both wall support and a working base from which to take subsequent cuts after the initial sill cut.

Longhole mining consists of drilling production holes in the pillar between two mineralized drifts. A minimum mining width of 1.0m is envisaged for the method. A drop raise or an inverse raise is drilled and blasted at the extremity of the mining block. The length of the block is determined relative to the geotechnical condition of the exposed walls. Stopes can be mined either with up-holes or down-holes, with respective maximum heights of 12 m and 15 m. The longhole mining method offers increased productivity, lower unit operating costs, and reduced waste dilution in veins of consistent geometry. Mineral Resources are converted to Mineral Reserves by applying mining cut-off grades, mining dilution, and mining recovery factors on an individual vein mining block basis. Measured Resources are converted to Proven Reserves and Indicated Resources are converted to Probable Reserves.

The Mineral Reserves estimation process involves applying a series of modifying factors to nine metre long by three metre high mining blocks in long section view. The mining method for each mining block is selected based on the vein width, dip and continuity, using the conceptual mine designs as a guide. The end-of-year 2013 Mineral Reserve estimate assumes that a combination of cut-and-fill and longhole mining will continue to be employed at San Dimas. San Dimas is introducing the use of longhole mining rather than cut-and-fill on an increasing scale, with ore tonnes mined by longhole assumed to increase from current levels of approximately 15% to 30% in 2014 and 40% over the life of the mine.

Waste dilution at zero grade is then added to the mining blocks based on the vein width, vein dip and selected mining method. Mining dilution assumptions are summarized in Section 15.4.1. The average dilution for the end-of-year 2013 Reserves was 50%, meaning that for every 100 tonnes of ore mined, 50 t of waste is mined.

A cut-off grade is then applied to only include blocks for which the revenue from that block will cover all mine operating and selling costs. At the forecast metal prices of US$1,250 per ounce Au and US$20 per ounce Ag, the break-even cut-off grade was calculated at 2.69 g/t AuEq. However, mining practicalities are also taken into account so some isolated blocks above cut-off were excluded and some mining blocks below cut-off were included in Mineral Reserves if the block must be mined to access other ore and a choice is to be made on in-vein material being sent to the mill as ore or categorized as waste.

The San Dimas Mineral Reserves have been estimated as per Table 1.2.

Table 1.2        Summary of Estimated Mineral Reserves as at December 31, 2013

Classification	Tonnes (Mt)	Au (g/t)	Ag (g/t)	Contained Au (koz)	Contained Ag (koz)
Proven	0.924	5.6	345	166	10,256
Probable	3.970	5.5	307	704	39,223
Proven and Probable	4.893	5.5	315	870	49,479

April 2014	12

San Dimas Technical Report

Notes to Mineral Reserve estimate
• Cut-off grade of 2.69g/t AuEq based on total operating cost of US$104.73/t. Metal prices assumed are Au - US$1,250 per troy ounce and Ag - US$20 per troy ounce. Silver supply contract obligations have been referenced in determining overall vein reserve estimate viability.
• Processing recovery factors for gold and silver of 97% and 94% assumed.
• Exchange rate assumed is 13 pesos/US$1.00.

Mineral Reserve tonnes are 14% higher than Measured and Indicated Mineral Resource tonnes, and Reserve grades of gold and silver are 24% lower than Resource grades, largely due to mining dilution. Reserve ounces of gold and silver are 13% less than Resource ounces; this is mainly a reflection of stope design and areas that are not economically viable under the Mineral Reserve cost and price parameters because of grade and/or location.

As a simple sensitivity exercise, gold prices of US$1,100 and US$1,400 per ounce of gold were applied to the final Mineral Reserve estimate, keeping the silver price constant at US$20 per ounce. For both sensitivity scenarios, total Mineral Reserve tonnes and ounces changed by less than 3%. This highlights the relative insensitivity of the deposit to changes in metal prices.

Mining and Production

The San Dimas Mine operation includes five underground gold and silver mining areas: West Block (San Antonio Mine), Sinaloa Graben Block, Central Block, and the Tayoltita and Arana Blocks (Santa Rita Mine). Typical mining of the vein systems is by mechanized cut-and-fill, using drill jumbos or jacklegs and load-haul-dump machines, with primary access provided by adits and internal ramps from an extensive tunnel system through the steep, mountainous terrain. Vein thickness varies from 0.1 m up to 8 m with the average around 1.5 m - 2.0 m. Some veins have a strike length of more than 1,500 m. Vein dips vary from about 35o to sub-vertical, the latter being decidedly more prevalent. The general mining recovery factor is about 95%, while that for sill mining is about 75%.

Mine production in 2013 was 792,000 tonnes at a grade of 4.7 g/t Au and 258 g/t Ag, for 111,983 ounces of gold and 6.05 million ounces of silver produced. Of this production, approximately 21% of ore tonnes was mined outside those areas deemed as Mineral Reserves. The majority of these tonnes were mined from the Tayoltita Block, which only included in polygonal Inferred Resources prior to the December 2013 estimate, and therefore not previously included in Mineral Reserves.

In 2014, San Dimas expects to produce between 155,000 and 165,000 gold equivalent ounces up to 15% higher than 2013, based mainly on higher throughput. Production is expected to ramp-up at the end of the first quarter when the milling capacity of 2,500 TPD is achieved.

The San Dimas underground development plan for 2014 has envisaged a similar development rate and metres of advance as achieved in 2013, approximately 21 km for the year. Of this, approximately 7 km is ore development. Planned waste development consists of 2 km operating waste, 9 km capital infrastructure, and 3 km exploration drifting. The 2014 development effort is mainly being focused in the main mining blocks (Central Block and Sinaloa Graben), as well as accessing new veins.

Ground conditions throughout most of the San Dimas operations are good. The need for installation of ground support is assessed on an on-going basis as development and stoping progresses. In flatter-dip vein areas where the stopes tend to be wider, rock bolts and screen may be installed and low-grade pillars left for support.

The basis for ore haulage at San Dimas is LHD equipment feeding either truck or rail haulage to the mill at Tayoltita. Development waste is generally moved to stopes as fill.

The workforce at San Dimas is made up of company personnel (staff and unionized) and contractor personnel. There are approximately 75 contract miners currently on site.

April 2014	13

San Dimas Technical Report

Processing and Infrastructure

The ore from all active mining areas of the San Dimas district is processed at the Tayoltita mill. The Tayoltita Mill has a conventional process flowsheet that employs crushing and grinding followed by cyanidation and zinc precipitation for recovery of the gold and silver.

The Mill presently employs two-stage crushing and two ball mills (12' x 14') that can operate simultaneously or separately to achieve 70% to 75% passing 200 mesh. Leaching is completed in a series of tanks providing 92 hours of leach residence time. The pregnant solution is recovered in a counter current decant (CCD) circuit with the gold and silver recovered from solution in a zinc precipitation circuit.

Refining uses an induction furnace to produce 1,000 oz silver and gold doré bars (average 98% pure).

Since 2012 the Company has implemented a number of initiatives at San Dimas to increase production, reduce costs and expand Mineral Reserves and Mineral Resources. Initiatives designed to increase production include ensuring daily throughput at mill capacity of 2,150 TPD, which was achieved by end of first quarter 2013. In October 2012 the Company initiated a mine and mill expansion of the San Dimas Mine. The Company has taken a staged approach, initially optimizing existing operations before undertaking expansion of the San Dimas Mine and mill to 912,500 tonnes per year (“TPY”) or 2,500 TPD. Construction of the mine and mill expansion was nearly completed during the first quarter of 2014, with the remaining work to be completed during second quarter of 2014.

Access to the San Dimas area by road is from the city of Durango with the trip taking approximately 10 hours. Travel for personnel from either Mazatlan or Durango to Tayoltita by air requires an approximate half hour flight. The main infrastructure of the San Dimas district consists of roads, townsite, airport, crushing and processing facilities of the Tayoltita mill, old San Antonio mill and the Tayoltita/Cupias and San Antonio tailings facilities. Tayoltita is the most important population centre in the region. Including mining personnel, the population is approximately 8,000 inhabitants. Population outside of this centre is sparse.

Electrical power is provided by a combination of Primero’s own hydro generation system (Las Truchas) and the Federal Power Commission Supply System (the FPCSS). Primero operates hydro-electric and back-up diesel generators, which are interconnected with the FPCSS. Primero´s hydro-electrical power provides about 75% of the total requirement of San Dimas Mine during nine months of the year.

Water for the operations is obtained from wells and from the Piaxtla River. Water is also supplied by Primero to the town of Tayoltita from an underground thermal spring at the Santa Rita mine.

Pumping systems to transport high density tailings (53% solids) slurry to a box canyon nearly 2 km distant and with 125 m elevation gain rely on two Putzmeister piston pumps (one used as backup).Tailings transport includes a river crossing where the tailings lines are suspended, with provision to divert any spills into a containment area and with all tailings lines confined within a containment box system from mill to filtration plant. Tailings are filtered at the dam site by way of three belt filters and conveyed and placed in a dry-stacked mode. The third filter also provides redundancy in the event that any one of the filters is not operating.

Environmental

Primero’s operating practices are governed by the principles set out in its Health and Safety Policy, Environment and Social Responsibility Policy and Code of Business Conduct and Ethics. The Corporate Responsibility Committee (formerly Environmental, Health and Safety Committee) of the Board provides oversight in occupational health and safety, community relations, and environmental management. Internal weekly and quarterly reporting tracks performance indicators including human resources, health and safety performance, environmental monitoring, compliance with permits, materials inputs and outputs, and community relations activities. Primero’s Board and senior management team have committed to the sustainability reporting process and report publicly on performance through the Annual Report, annual Sustainability Report and website.

April 2014	14

San Dimas Technical Report

The only environmental issue of note has been the cyanide spill from a tailings line described in section 18.5. On January 3, 2012, tailings containing 5 ppm cyanide were spilled into the Piaxtla River, impacting a total area of 2.5 kilometres. The spillage was the result of a hole that developed in a tailings pipe. The Company notified Mexican governmental authorities of the incident. The Mexican federal attorney for environmental protection, PROFEPA, and the Mexican National Water Commission, CNA, visited the site in January 2012. Primero understands that both the PROFEPA and the CNA considered the spillage to be localized. On 5 January 2012, the municipality of San Dimas, Durango, Mexico confirmed in a letter to Primero that they considered the incident as localized and under control. The letter specifies that the efficiency of the emergency response limited the damages to death of small concentrations of fish, without any impact on animals. Following the spill, the Company took a number of corrective actions including design and building of a containment structure for the tailings pipe, which is now fully operational. All PROFEPA’s requests were implemented and on September 3, 2012, Primero received final resolution from CNA specifying a fine of $93,500 pesos, which the Company paid on September 20, 2012. On September 17, 2012, following the final resolution from CNA, the Company was notified by PROFEPA that it was fined $31,200 pesos. The resolution notification referred to non-compliance to a “hazardous waste” regulation. In March 2013, the Company expressed its position to PROFEPA that the tailings are not subject to the “hazardous waste” regulation. The Company and PROFEPA came to terms that the tailings are not considered “hazardous waste”, at which point the Company accepted to pay the fine shortly thereafter in the first quarter of 2013. Following the corrective actions implemented by the Company, an external consulting firm completed an on-site inspection and concluded that the actions taken by the Company were sufficient and no long term damage to the aquatic life was concluded. Primero is currently dealing with two past environmental liabilities: reclamation of old San Antonio milling facilities and closure/reclamation of old San Antonio (Contraestaca) tailings facilities. All work is expected to be completed in 2015 and 2016, respectively.

In May, 2013 Primero received the Clean Industry Certification for improvements to its environmental management practices at the San Dimas operations. The voluntary program is coordinated by the Mexican environmental authority and reviews regulatory compliance together with the Company's best practices and continuous improvement in environmental performance.

In February 2014, for the third consecutive year, Primero was awarded the Empresa Socialmente Responsable (ESR) designation by CEMEFI, the Mexican Center for Philanthropy. The ESR award is given to companies operating in Mexico that are committed to sustainable economic, social and environmental operations in all areas of corporate life, including business ethics, involvement with the community and preservation of the environment.

Capital and Operating Costs

The 2014 capital expenditure budget for San Dimas is shown in Table 1.3.

Table 1.3        Capital Costs Budget for 2014

Capital Expenditures	Budget 2014 US$ million
San Dimas Exploration	11.4
San Dimas Regional Exploration	3.5
Ventanas Regional Exploration	0.8
Mill Expansion	3.3

April 2014	15

San Dimas Technical Report

Major Projects	1.3
Waste Rock	3.3
Truchas Expansion	3.9
Sustaining	11.8
Infrastructure Development	13.2
Raise Bore	1.5
Total	54.0

Note
•    Figures may not add due to rounding

The 2014 Operating cost Budget is shown in Table 1.4.

Table 1.4               San Dimas Operating Cost Summary

Item	Budget 2014 in US$ million
Labour	37.35
Contractors	13.01
Reagents	6.10
Explosives	3.19
Insurance	1.69
Power	2.62
Fuel & Lubricants	2.58
Mine Maintenance Spare Parts	2.62
Mill Maintenance Parts	3.56
Grinding Medias	1.45
General Material (Mine & Mil)	4.88
Consumables (Mill Liners, Steel and Tires	1.95
Freight & Material Handing	1.49
Others	8.23
Refining Costs	2.24
Total Operating cost	92.95

Conclusion and Recommendations

The Primero operation at San Dimas is mature and mining has been conducted in the area for many years. However, the current operation is focused on relatively new areas in the Central Block and Sinaloa Graben, and is a modern operation. Certain deficiencies in the resource estimation, as it affected the planning and meeting of targets, have been addressed, and this has contributed towards implementation of a new mine plan.

Primero is currently addressing an issue in regard to the assay laboratory on site, which was a recommendation of a laboratory audit carried out by Smee and Associates (“Smee”); currently, all sampled drill core and 10% of channel samples are being sent off site for preparation and assay.

AMC assisted in the resource estimation process, focusing on 39 veins that formed the basis for the year end-2013 resource estimation. Primero used the AMC Mineral Resource estimation to estimate the Mineral Reserves in-house.

April 2014	16

San Dimas Technical Report

Although there has been no metallurgical test work done on future ore sources, those targeted in the current five year plan are of the same low sulphidation epithermal style as ore being mined currently, and plant operating performance is stable and consistent. AMC and Primero believes that, based on current performance, the recovery projections of 97% Au and 94% Ag for the budget and plan, are reasonable. Ore production has increased each year for the past four years, from approximately 1,677 TPD in 2010 to 2,100 TPD in 2013. Combined with higher grades, 2013 was a record production year for San Dimas since Primero acquired the operation.

In 2013, approximately 60% of production was mined in the Central Block, with two veins—Robertita and Roberta—contributing about 44% of the mine total. The mine production was 25 kt higher than mill throughput in 2013. This additional ore was placed in the stockpile. Total costs, inclusive of refining expenses, were US$85.8 million. Cost per tonne milled was $109.69, taking into account the 25 kt of ore that was added to the stockpile over the year. The unit operating cost for 2013 was approximately 5% higher than budget, mainly due to the increased cost of consumables and higher labour cost.

There is significant exploration potential at San Dimas in addition to the stated Mineral Resources and Reserves. There is a plan in place to systematically explore the district.

The authors recommend the following:

The block modelling approach should continue to be applied to Inferred Resources and new vein discoveries as data and knowledge is gained.

For the veins modelled, the next update should ensure all of the face sample data is available. While a great number of older face sample data was located and used in the latest modelling, there is still some missing. The location and addition of this data would assist in any future resource estimation.

Additional drilling is required to more accurately define the location and grade of the veins above and below the areas of development.

Bulk density measurements are now being taken on core. This activity should be reviewed and the data analyzed to give good underpinning for the next resource estimate.

Core recovery is measured but not analysed, and as the vein intersections can have mixed recovery, this analysis should be carried out.

It is understood that the TAY Lab is to be upgraded in line with the recommendations made in the Smee report. AMC supports this work and it is understood that the capital cost of the Laboratory will be of the order of US$1.0 million.

Standard control plots for both metals must be produced for ongoing tracking, and monthly QA / QC reports compiled and analysed. Most importantly, corrective action must be taken within a short time period when non-compliance to control limits is identified.

A comprehensive and transparent system for tracking of depletion of mined material is required, including for material outside the current Mineral Reserves, which will include material estimated by polygonal methods.

The revised resource and reserve estimation methodology is being incorporated into the mine planning process; this should continue to full implementation. Particular focus should be placed on scheduling of development and fill activities as they will continue to be critical to achieving increased production targets.

Continued focus on implementation of a dilution control program is recommended, with key aspects being mining width, geology control, and drill and blast practices.

April 2014	17

San Dimas Technical Report

The flexibility of decision making should be maintained when determining use of jumbo or jackleg mining relative to a particular stoping situation (vein width, variability, position in cut sequence, ground conditions, etc.).

Initial results with the introduction of longhole mining are encouraging. Testing should continue, with a view to potential adoption of this methodology to all veins with appropriate geometry, dip and ground conditions.

Numbers and types of equipment should be examined relative to operating location and changing production demands.

Testwork currently planned to confirm the grinding and leaching characteristics of the Sinaloa Graben block should be pursued as the main processing priority. Testwork should also be conducted on ore sources of elevated copper content such as Santa Lucia. This is a very minor component of short-term production, but still a significant contributor to long-term reserves.

Corrective actions were taken in respect of the January 2012 spill from the tailings line, and the local authorities and an expert consultant considered the incident as localized and under control with limited impact on aquatic life. It is recommended that design modifications towards a permanent solution continue to be vigorously pursued.

Most of the recommendations may be implemented as part of the operating budget, except for the laboratory upgrade and investigation of supplementary mining methods. These items have a cost estimate of around $1.0 million.

2           INTRODUCTION

2.1        General and Terms of Reference

This Technical Report on the San Dimas Property (the Property) in San Dimas District, Durango and Sinaloa, Mexico, has been prepared by Primero Mining Corp (Primero) of Vancouver, Canada and AMC Mining Consultants (Canada) Ltd (AMC) of Vancouver. It has been prepared in accordance with the requirements of National Instrument 43-101, Standards of Disclosure for Mineral Projects (NI 43-101), of the Canadian Securities Administrators (CSA) for lodgment on CSA’s “System for Electronic Document Analysis and Retrieval” (SEDAR).

This report is a statement of Mineral Resources and Mineral Reserves as at December 31, 2013 and updates and replaces an earlier Technical Report entitled “Technical Report on the San Dimas Property, San Dimas District, Durango and Sinaloa States Mexico”, for Primero Mining Corp. prepared by J M Shannon, P.Geo., R Webster, M.AIG, H.A. Smith, P.Eng., and A Riles, M.AIG of AMC Mining Consultants (Canada) Ltd dated April 16 2012.

2.2        The Issuer

Primero is a Canadian-based precious metals producer with operations in Mexico and Canada. It is focused on building a portfolio of high quality, low cost precious metals assets in the Americas through acquiring, exploring, developing and operating mineral resource properties. Primero currently has two producing properties, the San Dimas Mine, located in Mexico’s San Dimas District, on the border of Durango and Sinaloa states, and the Black Fox Mine, located in Ontario, Canada. Other assets of Primero Mining include the Ventanas exploration property located in Durango state, and the Cerro del Gallo project located in the Guanajuato state, Mexico, as well as the Grey Fox project located in Ontario, Canada.

April 2014	18

San Dimas Technical Report

2.3        Report Authors

The names and details of persons who prepared, or who have assisted the Qualified Persons in the preparation of this Technical Report, are listed in Table 2.1. Each of Mssrs. J.M. Shannon, P. Geo, and R. Webster, M. AIG are independent of the Company (as provided for in NI 43-101). Mr. Gabriel Voicu, P. Geo, is the Vice President, Geology and Exploration of the Company and is not considered to be independent under NI 43-101.

April 2014	19

Table 2.1        Persons who prepared or contributed to this Technical Report

Qualified Persons Responsible for the Preparation of this Technical Report
Qualified Person	Position	Employer	Independent of Primero	Date of Last Site Visit	Professional Designation	Sections of Report
Mr. R Webster, M.AIG	Geology Manager Principal Geologist	AMC Mining Consultants (Canada) Ltd	Yes	3-7 February 2012	B appSc, M.AIMM, M.AIG	Section 14, parts of Section 1, 10,11, 12 and 26
Mr. JM Shannon P.Geo.	Geology Manager Principal Geologist	AMC Mining Consultants (Canada) Ltd	Yes	19-20 March 2012	BA Mod, MA P.Geo.	Parts of 1,14, and 26
Mr. Gabriel Voicu, P.Geo	VP Geology & Exploration	Primero Mining Corp.	No	Multiple visits	PhD, P.Geo	Multiple sections
Other Experts Whose Contributions Assisted the Qualified Persons
Expert	Position	Employer	Independent of Primero	Visited Site	Sections of Report
Mr. Luke Buchanan	Principal Engineer	Primero Mining Corp.	No	Multiple visits	Section 15 and 16
Mr. Renaud Adams, P.Eng.	Chief Operating Officer	Primero Mining Corp.	No	Multiple visits	Multiple sections
Mr. James Mallory	V P Corporate Responsibility	Primero Mining Corp.	No	Multiple visits	Section 20
Mr. Harold Brisson, P.Eng.	Resources Manager	Primero Mining Corp.	No	Multiple visits	Multiple sections
Mr. Martin Aguilar Villasenor	General Manager, Development Projects, Mexico	Primero Mining Corp.	No	Multiple visits	Sections 4, 13, 17, 18, and 21

An inspection of the Property was undertaken by Qualified Persons R. Webster M.AIG and J.M. Shannon P.Geo., geologists with AMC in 2012 (see Table 2.1) . The scope of the visits covered the data collection, geology and mining aspects of the project, and included inspections of drill core, data handling and sampling procedures. In addition the underground operation, laboratory, mill and current tailings facility at Tayoltita were inspected. Gabriel Voicu, P. Geo, Vice President, Geology and Exploration, has made numerous site visits, most recently December 2013.

A number of Technical Reports have previously been produced for the Property by Watts, Griffis and McQuat (WGM) (“Technical Report on the Tayoltita, Santa Rita and San Antonio Mines, Durango Mexico”, for Primero Mining Corp. prepared by Velasquez Spring, P.Eng. and Gordon Watts P.Eng. of WGM, dated March 11, 2011) and AMC Mining Consultants (Canada) Ltd (“Technical Report on the San Dimas Property, San Dimas District, Durango and Sinaloa States Mexico”, for Primero Mining Corp. prepared by J M Shannon, P.Geo., R Webster, M.AIG, H.A. Smith, P.Eng., and A Riles, M.AIG dated April 16, 2012). Texts from these reports have been used throughout the present document.

April 2014	20

San Dimas Technical Report

All costs in this report are in US dollars (US$) and are shown as $’s. The exchange rate used for conversion from pesos, is 13 pesos equals US$1.

This report is effective as at April 18, 2014.

April 2014	21

San Dimas Technical Report

3           RELIANCE ON OTHER EXPERTS

With respect to title to the Mining Concession (Section 4 of this report), this report relies on the Mining Concession listing provided by Primero’s lawyer Rafael Araujo and communication of April 9, 2010 stating “I hereby certify that the attached table includes all the mining concessions of Primero as filed in Mexico under the Mining Public Registry”. This listing forms Table 4.1 of this report.

4           PROPERTY DESCRIPTION AND LOCATION

4.1        Property Location

The Property is located on the borders of the Durango and Sinaloa states approximately 125 km north-east of Mazatlan, Sinaloa and 150 km west of the city of Durango, in Durango State, Mexico. Access to the site is year-round by air or road from the city of Durango and road access to Mazatlan is available, via a rough road, for about six months of the year. The Property is centred on latitude 24°06’N and longitude 105°56’W. The operations work in UTM NAD27, Zone 13N and all plans relate to that grid.

The location of the site within Mexico and relative to the nearest centers is shown in Figure 4.1.

Figure 4.1        Location of San Dimas Property

Note: Image taken from Primero Annual Information Form and originated from Google Maps.

4.2        Property Description and Ownership

The Property consists of 66 contiguous concessions (claims) covering 24,966 hectares (Figure 4.2 and Table 4.1), having expiry dates ranging from 2019 to 2060. The Property contains a series of epithermal gold silver veins that have been mined intermittently since 1757. Modern mining began in 1883 when the San Luis Mining Company began working in the area and has continued under different owners to present. In August 2010, Primero acquired the Property and is currently conducting underground mining and / or exploration in five different areas: West Block, Sinaloa Graben Block, Central Block, Tayoltita and Arana HW Block.

April 2014	22

San Dimas Technical Report

Primero owns 100% of the Property through its subsidiary Primero Empresa Minera, S.A. de C.V. It acquired the Property under a definitive asset purchase agreement entered into with subsidiaries of Goldcorp Inc.

Figure 4.2        Map of the Property showing Concession Outline

Note that the individual concessions are only shown to demonstrate the different relative sizes. Refer to Table 4.1 for the details of the individual concessions.

4.3        Land Tenure

As per Mexican requirements for grant of tenure, the concessions comprising the San Dimas Mine have been surveyed on the ground by a licensed surveyor. All appropriate payments have been made to the relevant authorities, and the licenses are in good standing.

There were no royalties payable to any entity until 2014. In 2013, the Mexican federal government introduced a mining royalty, effective January 1, 2014, based on 7.5% of taxable earnings before interest and depreciation. In addition, precious metals mining companies must pay a 0.5% royalty on revenues from gold, silver and platinum.

April 2014	23

San Dimas Technical Report

Table 4.1        List of Concessions for the San Dimas Property

No.	Lote	Title	Valid from	Valid to	Area (Ha)
1	San Manuel	151174	24/03/1969	23/03/2019	103.8914
2	Chela	153116	14/07/1970	13/07/2020	253.7101
3	Resurgimiento	165046	23/08/1979	22/08/2029	93.0000
4	Yolanda	165489	30/10/1979	29/10/2029	10.0000
5	San Luis I	165682	28/11/1979	27/11/2029	391.0764
6	San Luis 2	165683	28/11/1979	27/11/2029	474.4932
7	San Luis 3	165981	04/02/1980	03/02/2030	307.1817
8	El Reliz	166004	20/02/1980	19/02/2030	8.0000
9	Carrizo	166615	27/06/1980	26/06/2030	2.0000
10	San Daniel	172411	15/12/1983	14/12/2033	322.0000
11	Castellana Uno	176291	26/08/1985	25/08/2035	107.7325
12	Libia Estela	177195	04/03/1986	03/03/2036	150.8840
13	Promontorio	177826	26/04/1986	25/04/2036	2.0000
14	San Miguel	178938	28/10/1986	27/10/2036	66.0000
15	San Vicente Frac. Suroeste	179299	08/12/1986	07/12/2036	300.0000
16	Ampl. El Reliz	179954	23/03/1987	22/03/2037	96.2687
17	La Castellana	180164	24/03/1987	23/03/2037	89.8893
18	Hueco 2	180165	24/03/1987	23/03/2037	0.0917
19	Juan Manuel	180260	24/03/1987	23/03/2037	16.1399
20	A. Noche Buena en Frapop.	180679	14/07/1987	13/07/2037	233.5686
21	San Vicente Frac. Norte	180933	14/08/1987	13/08/2037	430.0000
22	Noche Buena en Frapopan	182516	15/07/1988	14/07/2038	400.0000
23	Am. Nvo. Contaestaca F.B.	183980	25/11/1988	24/11/2038	405.7190
24	Guarisamey III	184239	15/02/1989	14/02/2039	115.1343
25	Am. Nvo. Contaestaca F.A.	184991	13/12/1989	12/12/2039	318.8020
26	El Favorable	185109	14/12/1989	13/12/2039	451.9589
27	Hueco 1	185138	14/12/1989	13/12/2039	0.3607
28	Nvo. Contaestaca F.W.	185479	14/12/1989	13/12/2039	324.0000
29	Armida Sur	185763	14/12/1989	13/12/2039	5.5441
30	La Fe	185842	14/12/1989	13/12/2039	38.9091
31	Juan Manuel Dos	185853	14/12/1989	13/12/2039	3.7207
32	Guarisamey Frac. B	185891	14/12/1989	13/12/2039	330.4353
33	Guarisamey Frac. A	185892	14/12/1989	13/12/2039	377.4990
34	Armida Sur Frac. II	186277	22/03/1990	21/03/2040	2.9381
35	Am. Nvo. Contaestaca F.C.	186378	29/03/1990	28/03/2040	474.4759
36	San Miguel I	186901	17/05/1990	16/05/2040	172.0582
37	San Miguel 2	186902	17/05/1990	16/05/2040	452.0000
38	Hueco Guarisamey	186949	17/05/1990	16/05/2040	6.1651
39	Armida Sur Frac. I	189878	06/12/1990	05/12/2040	0.7607
40	Hueco Tayoltita	191055	29/04/1991	28/04/2041	27.8795
41	La Soledad	191661	19/12/1991	18/12/2041	20.5031
42	Juan Manuel Tres	194784	15/06/1992	14/06/2042	334.5201
43	Guarisamey II	195198	25/08/1992	24/08/2042	89.4634
44	Armida	195215	25/08/1992	24/08/2042	98.2417
45	Nuevo Contraestaca F. Este	196309	16/07/1993	15/07/2043	376.0000
46	Guarisamey IV Frac. A	196363	16/07/1993	15/07/2043	319.6344

April 2014	24

San Dimas Technical Report

No.	Lote	Title	Valid from	Valid to	Area (Ha)
47	Tayoltita Norte	196367	16/07/1993	15/07/2043	2650.2912
48	Amp. SW Contraestaca	198339	19/11/1993	18/11/2043	662.8185
49	Alicia II	198408	26/11/1993	25/11/2043	204.4142
50	Tayoltita	198571	30/11/1993	29/11/2043	2319.5200
51	Tayoltita Oeste	201555	11/10/1995	10/10/2045	1395.0000
52	Guarisamey V Frac. 1	203798	30/09/1996	29/09/2046	333.0000
53	Guarisamey V Frac. NE	203799	30/09/1996	29/09/2046	253.4236
54	Guarisamey Sur	208834	15/12/1998	14/12/2048	3025.8239
55	Guarisamey Norte	209396	09/04/1999	08/04/2049	489.7110
56	Contraestaca Norte	209592	03/08/1999	02/08/2049	237.0914
57	Guarisamey IV Frac. B	209606	03/08/1999	02/08/2049	320.7168
58	San Luis Norte 1	215251	14/02/2002	13/02/2052	174.8316
59	San Luis Norte 2	215252	14/02/2002	13/02/2052	65.6208
60	San Luis Norte 3	215253	14/02/2002	13/02/2052	838.8994
61	Amp.Tayoltita Nte.	215331	19/04/1994	18/04/2044	1949.8447
62	Tayoltita Sur	215615	12/12/1996	11/12/2046	783.7122
63	Tahonitas	221050	14/11/2003	13/11/2053	283.0000
64	San Miguel 3	223676	02/02/2005	01/02/2055	3.4720
65	Guarisamey Suroeste	223782	15/02/2005	14/02/2055	358.5774
66	Frac. Ampl. Noche Buena en Frapopan	236605	28/07/2010	27/07/2060	11.0910
Total no. of hectares					24,965.5105

4.4        Surface Rights and Permits

Primero has secured surface rights by either acquisition of private and public land or by entering into temporary occupation agreements with surrounding communities.

4.5        Existing Environmental Liabilities

At the time of Goldcorp’s merger with Wheaton River Minerals (which owned the San Dimas operations) in 2005, the practice in the design and operation of tailings containment sites in the San Dimas district complied with the requirements of Mexico and with the permits issued for the dams. Since the merger, a number of improvements have been made in order to bring the facilities up to international guidelines. As of 2008, all improvements suggested by international consultants related to the stability of the dams were complete. As of 2014, the tailings containment sites comply with the international guidelines.

The main environmental permit is the Licencia Ambiental Unica under which the mine operates its “industrial facilities”. The mine and mill expansion of the San Dimas Mine is also covered by this permit. Other significant permits are those related to water supply and water discharge rights. A waste pad project commenced in 2013 for which both the environmental impact study and the technical justification were approved by the Secretaria de Medio Ambiente y Recursos Naturales and the Mexican environmental protection agency. In addition, permits were received from the Commissión Nacional de Agua regarding the Piaxtla River diversion that is part of this waste pad project. As of March 2014, the river’s course has been diverted through the new canal and the aquatic life recovery had been achieved. The new waste pad is not operational yet but will be activated later on in 2014.

Primero is currently dealing with two past environmental liabilities: reclamation of old San Antonio milling facilities and closure/reclamation of old San Antonio (Contraestaca) tailings facilities. All work is expected to be completed in 2016.

The San Dimas property is subject to a full closure plan and reclamation of the site upon cessation of operations, which would involve all facilities currently being used (mill, hydro plant, mines, surface infrastructure, power line, roads, dry tailings). The Company has accrued a decommissioning liability consisting of reclamation and closure costs for the San Dimas mine. The undiscounted cash flow amount of the obligation was US$31.3 million at December 31, 2013 and the present value of the obligation was estimated at US$8.7 million, calculated using a discount rate of 7.75% and reflecting payments made during and at the end of the mine life, which for the purpose of this calculation, the Company has assumed is in 22 years.In respect of the decommissioning liability, the Company expects to incur US$2.2 million in 2015 and US$2.0 million in 2016 to remediate the historical San Antonio tailings, with the remainder of the expenditures to be incurred mainly at the end of the mine life.

April 2014	252

San Dimas Technical Report

Primero continued with its annual environmental awareness campaign reaching out to approximately 1,000 students from 10 different educational institutes. Students from pre-school through to high school participated in discussions relating to environmental education, energy and water conservation, waste classification, and regional flora and wildlife.

In 2013 Primero received the Clean Industry Certification for improvements to its environmental management practices at the San Dimas operations. The voluntary program is coordinated by the Mexican environmental authority and reviews regulatory compliance together with the Company's best practices and continuous improvement in environmental performance.

In February 2014, for third consecutive year, the Company was awarded the “Socially Responsible Company (ESR) designation by CEMEFI, the Mexican Center for Philanthropy. The ESR award is given to companies operating in Mexico that are committed to sustainable economic, social and environmental operations in all areas of corporate life, including business ethics, involvement with the community and preservation of the environment.

5           ACCESSIBILITY, CLIMATE, LOCAL RESOURCES, INFRASTRUCTURE AND PHYSIOGRAPHY

5.1        Accessibility

Access to the San Dimas area is by air or road from the city of Durango. By road the trip requires approximately 10 hours. Primero maintains a de Havilland Twin Otter aircraft and a helicopter, both of which are based at Tayoltita. Travel from either Mazatlan or Durango to Tayoltita requires an approximate half-hour flight in the Twin Otter aircraft. Most of the personnel and light supplies for the San Dimas Mine arrive on Primero’s regular flights from Mazatlan and Durango. Heavy equipment and supplies are brought in by road from Durango.

Originally, access to the San Dimas district was from the town of San Ignacio, Sinaloa, along a 55 km narrow mule trail, carved in the steep valley wall above the high water level of the Piaxtla River. A rough road, paralleling the mule trail, now follows the river bed to San Ignacio, but the road is only accessible for approximately six months of the year during the spring dry season. San Ignacio is connected to Mazatlan by approximately 70 km of paved roads.

5.2        Climate

The climate of the San Dimas area is semi-tropical, characterized by relatively high temperatures and humidity, with hot summers (maximum about 35° C) and mild winters. At higher elevations in the Sierra, frosty nights occur in the winter (November to March). The majority of the precipitation occurs in the summer (June through September); however tropical rainstorms during October to January can result in considerable additional rainfall. The total average annual rainfall varies from about 66 to 108 cm. Weather does not affect the operations and mining is carried out throughout the year.

April 2014	26

San Dimas Technical Report

5.3        Local Resources and Infrastructure

Tayoltita is the most important population centre in the region. Including mining personnel, the population is approximately 8,000 inhabitants. Population outside of this centre is sparse. Subsistence farming, ranching, mining and timber cutting are the predominant activities of the region’s population. Mining at the San Dimas Mine is done by a mixture of contract mining and Primero personnel.

Water for the mining operations is obtained from wells and from the Piaxtla River. Water is also supplied by Primero to the town of Tayoltita from an underground thermal spring at the Santa Rita mine. Electrical power is provided by a combination of Primero’s own hydro generation system (Las Truchas) and the Federal Power Commission Supply System (the FPCSS). Primero operates hydroelectric and back-up diesel generators, which are interconnected with the FPCSS. Primero´s hydro electrical power provides about 75% of the total requirement of San Dimas Mine during nine months of the year. During the remaining three months of the year, corresponding to the dry season, the operations of San Dimas are mainly supplied by the FPCSS. Currently under construction is Las Truchas phase 2A, which consists in installing a second generator that will produce an additional 25 GWh and which is scheduled to be in operation at the end of Q3 2014. The additional power will satisfy nearly 75% of the San Dimas district demand at potential expanded capacity of 3,000 TPD. Additionally, the engineering for the construction of a second dam with a capacity of 18 million m3 has been completed, which could increase hydro capacity to a 100% of potential total future demand.

The main infrastructure of the San Dimas district consists of roads, townsite, airport, crushing and processing facilities of the Tayoltita mill, old San Antonio mill and the Tayoltita/Cupias and San Antonio tailings facilities, Las Truchas hydro generation facilities, a diesel power plant and the San Dimas mines which are divided into five blocks. The San Antonio facility is currently under reclamation. Figure 5.1 shows a view of the mill in the foreground, the airstrip in the centre and the rugged terrain within which Tayoltita is situated.

Figure 5.1        View of Tayoltita and San Dimas

The Tayoltita mine is the closest operation to the process plant and town site of Tayoltita and is located 400 m north-east of the process plant.

April 2014	27

San Dimas Technical Report

The Santa Rita mine is located 3 km upstream from Tayoltita. The ore from the Santa Rita mine is trucked along a winding road that follows the Piaxtla River to the Tayoltita mill.

The Central Block is currently the most active mine and is located 2 km downstream from the process plant. The ore from this operation is hauled by a road parallel to the Piaxtla River and sent directly into the mill.

The Sinaloa Graben mine is the most recent operation integrated to production, and presently where the major exploration and growth is expected; the Sinaloa Graben is located 1 km downstream from the Central Block mine.

The West Block mine is located 7 km west of the Tayoltita mine in the State of Sinaloa. The mine is accessed from Tayoltita by a 3 km road paralleling the Piaxtla River, opposite the town of Tayoltita, to the portal of the San Luis tunnel, through the tunnel and then by road, or along the San Vicente creek bed to the Contraestaca village, for a total drive of approximately 45 minutes.

Figure 5.2        Infrastructure of San Dimas

5.4        Physiography and Vegetation

The San Dimas District is located in the central part of the Sierra Madre Occidental, a mountain range characterized by very rugged topography with steep, often vertical walled valleys and narrow canyons. Elevations vary from 2,400 m amsl on the high peaks to elevations of 400 m amsl in the valley floor of the Piaxtla River.

Vegetation is dominated by pines, junipers and, to a lesser extent, oaks at higher elevations, while lower slopes and valleys are covered with thick brush, cacti and grass.

April 2014	28

San Dimas Technical Report

6           HISTORY

6.1        Ownership

The San Dimas district has experienced a long mining history. Precious metal production was first reported in 1757 by a group of Spanish families living at Las Queleles (near the present town of Tayoltita). Government and religious authorities made several unsuccessful attempts to determine the location of the Queleles group of mines. By 1795, a town of 10,000 residents had been established upstream at Guarisamey where other gold and silver veins had been discovered. The Spanish continued working several of the mines until the start of the Mexican War of Independence in 1810. Mining activity in the district then decreased and did not start up again until the 1880s, when agents of William Randolph Hearst of San Francisco and American Colonel Daniel Burns arrived in the area. W.R. Hearst acquired the Tayoltita mine under the name of the San Luis Mining Company. In 1883, when Colonel Burns took control of the Candelaria mine, modern mining methods began. Later the Contraestaca (San Antonio) mine was discovered along with several large high grade orebodies.

Table 6.1        Summary History of San Dimas Property

Year	Milestone
1757	First reported mining on San Dimas deposit
1904	Tayoltita mill built at San Dimas
1940	San Luis Mining Company acquired San Dimas property

1961	Minas de San Luis S.A. de C.V. formed, acquired 51% and assumed San Dimas operations
1978	Luismin S.A. de C.V. acquired remaining 49 % of San Dimas
2002	Wheaton River Minerals Ltd. acquired San Dimas
2003	Tayoltita Mill expansion to 1,600 TPD
2004	Wheaton River entered into silver purchase agreement
2005	Wheaton River merged with Goldcorp Inc.
2006	Tayoltita Mill expansion to 2,100 TPD
2007	Mala Noche Resources incorporated and began trading on TSX Venture Exchange
2010	Mala Noche acquired 100 % of the San Dimas mine
Name changed to Primero Mining Corp.

Amended silver purchase agreement, gaining exposure to silver above minimum thresholds.
Primero began trading on TSX:P

In 1904, the first cyanide mill in Mexico was built at Tayoltita. By 1940, the Candelaria mine had been mined out and the properties of the Mexican Candelaria and Contraestaca mines were purchased by the San Luis Mining Company.

A mining law introduced in 1959 in Mexico required the majority of a Mexican mining company to be held by a Mexican entity and forced the sale of 51% of the shares of the San Luis Mining Company to Mexicans. In 1961, the Minas de San Luis S.A. de C.V. was formed and assumed operations of the mine. In 1978, the remaining 49% interest was obtained by Luismin S.A. de C.V (Luismin).

In 2002 Wheaton River Minerals Ltd. acquired the Property and expanded the Tayoltita mill to 1,600 TPD the following year. In 2005, Wheaton River Ltd. merged with Goldcorp Inc. Goldcorp Inc. expanded the mill to 2,100 TPD in 2006. In 2010, Mala Noche Resources acquired 100% of the San Dimas operation, and changed its name to Primero Mining Corp.

April 2014	29

San Dimas Technical Report

6.2        Exploration Work

In the San Dimas mining district there are historical records that mention workings since 1757, but it would not be until 1890 that there would be formal operations by the American “San Luis Mining Company and Mexican Candelaria Company”. Later, in the 1960s, higher grade discoveries would lead to the first deep drilling campaigns and to the initial long tunnels.

In 1975, the first 4.5 km tunnel (deepest in the district) was completed in the Tayoltita mine, this being an area where ore discoveries such as the San Luis vein had taken place following the “Favourable Zone” concept aided by field geology. In the 1980s, American and Mexican groups commenced operations that led to the first geophysical and geochemical exploration in the east “Tayoltita-Santa Rita” block.

By the late 1980s and early 1990s the Favourable Zone concept and Ag/Au ratios supported by fluid inclusion and thermal fusion studies led to discovery of the San Antonio and Santa Rita deposits. After acquisition of the whole property by the Mexican group, there was a significant reduction in exploration activities throughout the whole mining district.

In 2002 foreign investment (mainly Canadian) returned and the operation was acquired as a whole, which resulted in a substantial increase in drilling “long” drillholes combined with the development of long tunnels perpendicular to the general trend of veins. Examples of these tunnels include San Luis, Santa Anita and Sinaloa Graben, where significant intersections and new high grade veins were discovered, such as the Elia, Aranza, Victoria and Alexa veins; exploration of these veins by ‘long’ drillholes and development of the Norte tunnel has occurred during the Primero Mining phase.

6.3        Historical Estimates

There have been Mineral Resources and Mineral Reserves stated for the San Dimas District annually. The last statement prior to the acquisition of the Property by Primero is shown in Table 6.2 and is taken from the WGM Technical Report of May 2010 and the amended report of June 2010. These were stated as being NI 43-101 compliant, were estimated by the polygonal method, and the assumptions and methods are discussed in the above-referenced report.

Table 6.2        Summary of 2009 Mineral Resources and Mineral Reserves

Classification	Tonnes (Mt)	Au (g/t)	Ag (g/t)	Contained Au Oz (K oz)	Contained Ag Oz (K oz)
Mineral Reserves
Proven and Probable	3.589	5.2	360	604	41,390
Proven & Probable by DDH	2.000	4.0	310	256	19,670
Grand Total	5.589	4.8	340	886	60,900
Mineral Resources
Inferred	15.166	3.3	320	1,612	154,630

The figures stated above for 2009, and figures provided by Primero for 2010, were prepared using the same estimation methodology. In 2012, Primero changed its method of estimating mineral reserves and resources which resulted in a change in those estimates as at December 31, 2011. Subsequent mineral reserves (December 31, 2012 and December 31, 2013) are estimated using the new method (3-D modelling). Accordingly, the above historical figures should not be regarded as the current mineral resources and mineral reserves, and should not be relied upon. These figures have been provided for historical information purposes only and, given the change in methodology, should not be used for comparative or other purposes.

April 2014	30

San Dimas Technical Report

6.4        Production

Historical production through to the end of 2013 from the San Dimas Mine is estimated at more than 11 million ounces of gold and almost 600 million ounces of silver, placing the district third in Mexico for precious metal production after Pachuca and Guanajuato. Historical production for the San Dimas Mine from 2003 to 2013 is summarized in Table 6.3.

Table 6.3        San Dimas Production for 2003 to 2013

Year	Tonnes (Mt)	Au (g/t)	Ag (g/t)	K Oz Au Cont.	K Oz Ag Cont
2003	0.424	5.3	428	71	5,825
2004	0.398	6.9	525	88	6,717
2005	0.508	7.4	497	121	8,115
2006	0.689	7.8	438	172	9,706
2007	0.685	6.3	341	138	7,501
2008	0.657	4.3	259	90	5,479
2009	0.673	5.4	247	116	5,356
2010(1)	0.612	4.5	244	88	4,803
2011	0.663	3.9	226	82	4,830
2012	0.721	3.9	234	88	5,134
2013(2)	0.767	4.7	258	115	6,362

Notes

(1)	Primero acquired the San Dimas Mine on August 6, 2010.
(2)	Figures taken from Primero AIF March 31, 2014.

7           GEOLOGICAL SETTING AND MINERALIZATION

This section is mainly from Enriquez, E. and Rivera, R., 2001: Geology of the Santa Rita Ag-Au deposit, San Dimas District, Durango Mexico. Society of Economic Geologists, SP8, p. 39-58, and was summarized in the WGM Technical Report of March 2011.

7.1        Regional Geology

The general geological setting of the San Dimas District is illustrated Figure 7.1. Two major volcanic successions totalling approximately 3,500 m in thickness have been described, the Lower Volcanic Group (LVG) and the Upper Volcanic Group (UVG) separated by an erosional and depositional unconformity.

April 2014	31

San Dimas Technical Report

Figure 7.1        Regional Geology Map

The LVG is of Eocene age predominantly composed of andesites and rhyolitic flows and tuffs and has been locally divided into six units. The LVG outcrops along the canyons formed by major westward drainage systems and has been intruded by younger members of the batholith complex of granitic to granodioritic composition. The Socavón rhyolite is the oldest volcanic unit in the district, its lower contact destroyed by the intrusion of the Piaxtla granite.

The Socavón rhyolite is more than 700 m thick and is host for several productive veins in the district. Overlying the Socavón rhyolite is the 20 to 75 m thick, well-bedded Buelna andesite that is remarkably persistent throughout the area. The Buelna andesite is overlain by the Portal rhyolite, a grey, cream to purple coloured rock containing potassic feldspar and quartz cementing small (5 to 10 mm) volcanic rock fragments. It ranges in thickness from 50 to 250 m and is also prevalent throughout the district.

The overlying Productive Andesite is more than 750 m in thickness and has been divided into two varieties based on grain size, but of identical mineralogy. One variety is fragmental (varying from a lapilli tuff to coarse agglomerate), and the other has a porphyritic texture (1 to 2 mm plagioclase phenocrysts).

Above the Productive Andesite, the overlying Camichin unit, which is composed of purple to red interbedded rhyolitic and andesite tuffs and flows, is more than 300 m thick. It is the host rock of most of the productive ore shoots of Patricia, Patricia 2, Santa Rita and other lesser veins in the Santa Rita Mine.

The Las Palmas Formation, at the top of the LVG, consists of green conglomerates at the base and red arkoses and shales at the top, with a total thickness of approximately 300 m. This unit outcrops extensively in the Tayoltita area. The lower contact between the LVG and the underlying Productive Andesite is unconformable.

The predominant plutonic events in the district resulted in intrusion of the LVG by granitic to granodioritic intrusives, part of the Sinaloa composite batholith.

April 2014	32

San Dimas Technical Report

Other intrusives cutting the LVG include the Intrusive Andesite, the Elena aplite and the Santa Rita dacitic dikes. The even younger Bolaños rhyolite dike, and the basic dykes intrude both the LVG and UVG. Intrusive activity in the western portion of the Sierra Madre Occidental has been dated continuously from 102 to 43 million years. The UVG overlies the eroded surface of the LVG unconformably.

7.2        Local and Property Geology

In the San Dimas District, the UVG is divided into a subordinate lower unit composed mainly of lavas of intermediate composition called Guarisamey Andesite and an upper unit called the Capping Rhyolite. The Capping Rhyolite is mainly composed of rhyolitic ash flows and air-fall tuffs and is up to 1,500 m thick in the eastern part of the district; however within most of the district it is about 1,000 m thick.

The San Dimas district lies within an area of complex normal faulting along the western edge of the Sierra Madre Occidental. Compressive forces first formed predominantly east-west and east-northeast tension gashes that were later cut by transgressive north-northwest striking slip faults. The strike-slip movements caused the development of secondary north-northeast faults, with right lateral displacement.

Figure 7.2 is a map showing the structural blocks in the San Dimas district with the bounding faults in blue. Five major north-northwest-trending normal faults, shown in blue, divide the district into five tilted fault blocks, generally dipping 35° to the east.

Figure 7.2        Structural Map of San Dimas District

April 2014	33

San Dimas Technical Report

Figure 7.3 is a geological section across the San Dimas district. Here the five tilted fault blocks are clearly shown. In most cases, the faults are post ore in age and offset both the LVG and UVG.

Figure 7.3        Geological Section across the San Dimas District

7.3        Mineralization

The mineralization is typical of epithermal vein structures with banded and drusy textures. Within the San Dimas District, the veins occupy east-west trending fractures, except in the southern part of Tayoltita where they strike mainly northeast, and in the Santa Rita mine where they strike north-northwest. The veins were formed in two different systems. The east-west striking veins were the first system developed, followed by a second system of north-northeast striking veins. Veins pinch and swell and commonly exhibit bifurcation, horse-tailing and sigmoidal structures. The veins vary from a fraction of a centimetre in width to 8 m, but average around 1.5 - 2.0 m. They have been followed underground from a few metres in strike-length to more than 1,500 m. An example of a vein with mineralization in the Favourable Zone extending for more than 2,000 m in the Tayoltita Mine, the San Luis Vein, is illustrated in Figure 7.4.

April 2014	34

San Dimas Technical Report

Figure 7.4        Example of Vein with Favourable Zone

Three major stages of mineralization have been recognized in the district:

•	Early stage
•	Ore forming stage
•	Late stage quartz

Three distinct sub-stages of the ore forming stage also have been identified. Each is characterized by distinctive mineral assemblages with ore grade mineralization always occurring in the three sub-stages:

•	Quartz-chlorite-adularia
•	Quartz-rhodonite
•	Quartz-calcite

April 2014	35

San Dimas Technical Report

This is graphically shown in the chart in Figure 7.5.

Figure 7.5        Paragenetic Chart

The minerals characteristic of the ore forming stage are composed mainly of white to light grey, medium to coarse grained crystalline quartz. It contains intergrowths of base metal sulphides (sphalerite, chalcopyrite and galena) as well as pyrite, argentite, polybasite, stromeyerite, native silver and electrum.

The ore shoots within the veins have variable strike lengths (5 to 600 m); however, most average 150 m in strike-length. Down-dip extensions of ore shoots are up to 200 m in length, but are generally less than the strike length.

8           DEPOSIT TYPES

The general comments in this section have been taken from the WGM Technical Report of March 2011.

8.1        General

The deposits of the San Dimas District are high grade, silver-gold-epithermal vein deposits characterized by low sulphidation and adularia-sericitic alteration. They were formed during the final stages of igneous and hydrothermal activity from quartz-monzonitic and andesitic intrusions.

As is common in epithermal deposits, the hydrothermal activity that produces the epithermal vein mineralization began a few million years after the intrusion of the closely associated plutonic rocks and several million years after the end of the volcanism that produced the rocks that host the hydrothermal systems. At San Dimas, based on age determinations, the average period between the end of late stage of plutonism and the hydrothermal activity is 2.1 million years; however hydrothermal activity continued for at least another 5 million years. Older veins appear more common in the eastern part of the district, whereas younger veins are found in the western part.

April 2014	36

San Dimas Technical Report

8.2        San Dimas

Typical of epithermal systems, the gold and silver mineralization at the San Dimas Mine exhibits a vertical zone with a distinct top and bottom that the prior owner of the mine termed the Favourable Zone. At the time of deposition, this Favourable Zone was deposited in a horizontal position paralleling the erosional surface of the LVG on which the UVG was extruded.

This favourable, or productive, zone at San Dimas Mine is some 300 to 600 m in vertical extent and can be correlated, based both on stratigraphic and geochronologic relationships, from vein system to vein system and from fault block to fault block. Using this concept of the dip of the unconformity at the base of the UVG, the various mine owners, over the years, have been able to infer the dip of the Favourable Zone and, with considerable success, explore and predict the Favourable Zone in untested areas.

Figure 8.1 shows a schematic section of the Favourable Zone using the Guadalupe Vein as an example.

Figure 8.1        Example of the Favourable Zone

9           EXPLORATION

9.1        Introduction

Historically, exploration of the Favourable Zone at San Dimas Mine has been done both by diamond drilling and by underground development work. Diamond drilling is predominantly done from underground stations as both the rugged topography (i.e. access to surface drill stations) and the great drilling distance from the surface locations to the target(s) makes surface drilling both challenging and expensive.

While drilling is now the current method of exploration, underground channel sampling plays a large role in the estimation of current Mineral Resources. Drilling progress will be discussed in Section 10. In the WGM Technical Report of March 2011, there is a discussion in regard to the geological model and the targeting of the Favorable Zone. This has already been discussed in Section 8.2 in this report.

9.2        Channel Sampling

Channel samples are routinely taken every 3 m in all development in vein, and and stoping is sampled every two horizontal rounds (6 m) and every 3 vertical cuts (3 m). Historically, this has been carried out as a back sample but more recently, for safety as well as for quality reasons, samples are taken at the face. The channels are designed to sample to the vein boundaries, with the waste in the face being sampled separately. Sample limits within the vein are based on texture and mineralogy changes. No sample is more than 1.2 m in length, and minimum width is 0.2 m. A second cut is taken across the vein as a validation and the results averaged for grade control purposes.

April 2014	37

San Dimas Technical Report

Sample intervals are marked up across the face, as shown in Figures 9.1 and 9.2. A tarpaulin is laid down below the sample line. The samples are taken as a rough channel along the marked line, ensuring that the unit is sampled in a representative fashion, with large slabs being broken and sub sampled. The total sample that has collected on the tarpaulin is broken with a hammer, mixed and “quartered” such that a 2 kg sample is bagged and labelled with sample number and location details. Samples are dispatched to the Primero Tayoltita Mine Laboratory (TAY Lab), such that samples received by 1pm are reported that day. Sketches of the face sampled are filed, showing samples’ physical locations from surveying and the measured width of each sample.

Since January 2012, approximately every seventh sample (equating to every 20 m down a drift) is sent to the independent SGS Laboratory in Durango. These samples will have QA / QC procedures applied and will be of a standard that can be reliably used for resource estimation.

Grades are also shown in the tables at the bottom of Figures 9.1 and 9.2

All channel sample data is located by being taped in from the survey spad and treated as a drillhole value in the database. Sketches of sampling are filed, showing samples’ physical locations from surveying and the true width of each sample.

Figure 9.1        Channel Sampling High Grade Face

April 2014	38

San Dimas Technical Report

Figure 9.2        Channel Sampling Low Grade Face

April 2014	39

San Dimas Technical Report

Figure 9.3        Plan of Channel Samples

The location of the faces in Figures 9.1 and 9.2 can be identified in Figure 9.3 and relate to face C27 and C30, respectively.

The vein mapping and channel sampling is continually plotted on plans, and both used for grade control and for resource estimation. The resource estimation methods are discussed in Section 14.

10           DRILLING

10.1        Introduction

All drilling has been previously termed exploration drilling, and collected data well away from the underground development that was intensively tested by channel sampling (discussed in Section 9). Since 2011 and going forward, drilling explicitly designed to convert Inferred Resources to Indicated Resources have collars located generally 25 to 40 m from development and is termed delineation drilling. Exploration drilling is designed to explore the extension of known veins and test new targets. Diamond drilling is generally HQ or NQ size, with the vein generally cored at BQ size. In recent times, there has been an AQTT size finish which is almost BQ size. During 2013 a total of 80,516 m of drilling was completed, of which 22,538 m was for exploration and 57,978 m was for delineation, but a total of 72,736 meters of drilling only have been used for Mineral Resource estimation.

April 2014	40

San Dimas Technical Report

The amount of diamond drilling over the past eight years is shown by area in Table 10.1.

Table 10.1        Drilling Metres between 2006 and 2013 used for Mineral Resource estimation

Area	Metres by Year
	2006	2007	2008	2009	2010	2011	2012	2013
Tayoltita	12,324	20,250	551	10,226	941			2,115
Santa Rita	6,225	3,291	5,919	5,709	3,365
Block Central	21,413	33,264	16,258	16,260	13,547	25,572	44,339	40,616
Sinaloa Graben	411	1,940	2,325	9,877	12,183	18,242	37,803	30,004
A. de Arana			4,936		12,229	12,238
Cristo			697
Total Metres	40,373	58,745	30,687	42,072	42,265	56,052	82,142	72,736

All diamond drilling is carried out both in-house and by the use of contractors. A Primero- owned Onram drill is shown in Figure 10.1.

Figure 10.1        Onram Drill Working Underground

10.2        Exploration Drilling in 2013

Exploration in the San Dimas district is focused on the identification of favourable structures, by using structural and stratigraphic knowledge of the district, known veins’ geometries and the ratio of Au/Ag. These criteria have been successfully applied in the discoveries made since the early 1970s to the present. Diamond drilling has formed an important part of this exploration, and as can be seen in Table 10.1, has doubled since 2006 and increased by over 80% since 2010.

April 2014	41

San Dimas Technical Report

Exploration drilling in 2011 and early 2012 was discussed in the AMC Technical Report of April 16, 2012. The text below provides an update and refers to the drilling for 2013.

Table 10.2        Drilling Metres for year 2013

2013	Full Year
Drilling type	Drilled Metres	Number of Drillholes
Delineation	57,978	232
Exploration	22,538	78
Total	80,516	310

10.2.1    Central Block

In the Central Block, the 2013 exploration programme has focused on defining the extent of the mineralized zones and establishing the depth of the known veins (Robertita, Marina I, San Enrique, Soledad and Pozolera) down to 100 m below known mineralized horizons. In most of the veins mineralization continues at depth, though the lateral extension of the orebodies appears restricted. A selection of significant results is shown in Table 10.3.

Table 10.3        Central Block Intersections

Vein	Hole	True Thickness (m)	Au (g/t)	Ag (g/t)
Robertita	ROB13S_5	3.38	13.39	743
	ROB13_28	2.58	100.82	732
	ROB13_28	3.17	12.53	467
	ROB13_27	2.74	25.43	545

10.2.2    Sinaloa Graben

In the Sinaloa Graben exploration was concentrated on identifying the extent of the mineralized zones in the Victoria and Alexa veins, as briefly discussed below.

Drilling continued to define the Victoria vein up to the Sinaloa fault. Faulted and displaced segments of the Alexa vein have been discovered below and above the Sinaloa Fault and above and west of the San Mateo Fault.

April 2014	42

San Dimas Technical Report

A selection of significant results is shown in Table 10.4.

Table 10.4        Sinaloa Graben Intersections

Vein	Hole	True Thickness (m)	Au (g/t)	Ag (g/t)
Victoria:	VIC13_289	7.94	53.35	1,547
	VIC13_291	6.89	43.28	969
	VIC13_256	8.55	34.21	889
	VIC13_258	1.94	93.53	2,862
Alexa	AL13_057	1.70	22.54	1,715
	AL13_072	5.04	5.53	139
	AL13_056	4.92	5.62	371

10.2.3    Arana Hanging Wall – Tayoltita

Exploration drilling in the Tayoltita region was focussed on the extending the depth of the Clarisa lens.

10.2.4    Arana Hanging Wall – Santa Rita

No exploration drilling was conducted in the 2013 into any of the modelled veins within this region.

10.3        Sampling

Drill holes are typically drilled to get the best intersection possible, such that the intersected width is as close as possible to the true width, while giving vertical coverage. Drilling underground is achieved by drilling from one vein development to another, or from specific drill stations. Holes are typically 200 to 250 m long and generally between +/- 50o in dip. Surface drilling can be up to 700 m deep. Generally fans are drilled on multiple sections from one set-up. This is shown in Figure 10.2, where the Robertita vein is shown being drilled on a series of radial sections numbered L1 to L3. Figure 10.3 shows a section of the L2 drillhole.

April 2014	43

San Dimas Technical Report

Figure 10.2        Level Plan Showing Drilling

Figure 10.3        Section on L2 drillhole of Level Plan

April 2014	44

San Dimas Technical Report

The relationship between intersected and true width is shown in Table 10.5 for the selected hole from the section above.

Table 10.5        Intersections showing Intersected and True Widths

Drill Hole	Dip	Vein	Intersected (m)	True Width (m)	Au (g/t)	Ag (g/t)
ROB13_275	-32°	Robertita- lens 2	3.61	2.73	25.4	544

The driller takes the downhole surveys as the hole advances. Core is boxed and transported to one of two core sheds where the core is logged and processed. The older core facility has an excellent office where the drill programs are managed. Due to the age of the building, operations are being moved to a purpose-built facility, which is also more secure.

Core is logged on paper on a columnar log and rock codes are assigned at the time of data entry. Sampling is generally only on the known veins with an adequate bracket around the vein. The bracket width is between 0.5 and 1 meter. Core recovery is measured but the data is not analysed, as the vein intersections can have mixed recovery, AMC recommends that this analysis should be done. All core is labelled and photographed. The core is generally split for sampling with a diamond saw, although some softer rocks have been split using a hydraulic guillotine splitter. Samples are then bagged and tagged and, since October 2011, are sent for analysis to the SGS Lab in Durango.

10.4        Bulk Density

Bulk density measurements have been systematically taken on drill core since October 2011 as part of the core processing activity. This is being done on core samples representing every sample interval within a determined zone around the vein intervals. Bulk density is determined by the water immersion method. The samples are weighed in air, recorded, then placed in a basket suspended in the water and the weight is again recorded. The samples are not waxed or sealed.

At this point, the data is simply being collected and no analysis undertaken. AMC carried out a preliminary review of the data and a number of corresponding observations are made below:

•	Measurements were taken from approximately 50 holes, both from within the veins and the zone surrounding the veins.

•	A short stick of core is taken from every sample interval, except where the core is broken.

•	As no measurements are made where core is fractured and perhaps vuggy, the bulk density values could be biased high in those holes.

•	The veins and total zone intervals were averaged for individual holes, and values are similar for both.

•	Based on the data review, the average values are around 2.6 t/m3.

•	Due to the fractured nature of the core, wax coating of the samples should be employed.

AMC recommends continued collection and thorough analysis of the bulk density data before the next resource estimate. The preliminary evaluation suggests a value of 2.6 t/m3 should be used. This value is 4% less than the historical figure of 2.7 t/m3 used in the current mineral resource estimate. However, before using 2.6 t/m3, a more detailed evaluation is needed.

April 2014	45

San Dimas Technical Report

11           SAMPLE PREPARATION, ANALYSES AND SECURITY

11.1        Introduction

The majority of the data utilized in the resource estimation has been generated in the Tayoltita Mine Laboratory (TAY Lab), with some samples having been assayed at the San Antonio laboratory, which was decommissioned in 2004. Both laboratories have been owned and operated by the mine, and have not been accredited at any time. The TAY Lab was audited in early 2012, and this is discussed below. The outcome of the audit states that the TAY Lab and the quality of the data produced is not up to industry standards and the assays are of poor quality.

Information regarding sample preparation, analyses and security was obtained through discussions held with Primero geological and laboratory staff and inspection of the site facilities by AMC. This was supplemented by information from the Smee and Associates Consulting Ltd. report titled “Results of an Audit of the Primero Mining San Dimas Mine and SGS Laboratories and Quality Control Review on the Drilling and Mine Sampling Durango Province, Mexico” (the “Smee Report”) which was prepared for Primero Mining Corp in February 2012. The samples discussed here are from core and channel samples. Note that the core samples are now sent off site for preparation and analysis.

11.2        Sample Handling and Preparation

Channel samples are delivered to the TAY Lab on an ongoing basis. The building is located in a fenced area and consists of a central corridor with the various activities taking place in rooms off it. There are no formal sample transmission and reception procedures, and checking of sample numbers is difficult and not assisted by the reuse of sample numbers over time.

Samples are placed in bowls and dried in a small drying oven, but drying facilities are limited. Crushing is carried out in a Marcy jaw crusher and pulverizing is carried out in two disc mills and one small ring and puck mill. Sample pulps are delivered to the weighing room. The equipment being used is old and overused. The Smee Report recommends building a new preparation facility and assay laboratory with modern equipment.

In 2013, the TAY Lab received new equipment and the Lab building have been renovated and remodelled. The Lab personnel received training and the new Lab procedure creation is in progress.

Since October 2011, all drill core has been sent to Durango to the SGS Lab. This laboratory was not visited by AMC but was visited by Smee and Primero personnel in February 2012. SGS is an ISO 17025 certified laboratory. At SGS, after drying the sample, it is split and up to 3.5 kg is crushed to 75% passing 2 mm. The 250 grams are pulverized to 85% passing 75 micron.

Since June 2012, the channel samples also started to be sent to Durango to the SGS Laboratory (every third channel sample).

11.3        Sample Analysis

Gold values were determined by Fire Assay using a 10 g fire assay charge, finished by gravimetric means. The small charge is governed by the size of the fusion crucibles which is dictated by the size of the furnaces.

The TAY Lab does not have yet any certification or accreditation, but the accreditations procedures started in 2013 and are in progress. Some standards are used by the TAY Lab, but since 2009 these have not been certified standards. Since June 2013 certified SRM started to be used (1 Blank every 20 samples and 1 STD very 20 samples) Until recently, pulps were held for one month and then discarded, which did not give time to review any QA / QC data and re-run batches.

April 2014	46

San Dimas Technical Report

For exploration drilling samples gold is analysed by 30g fire assay with atomic absorption finish, while silver is analysed by three acid digestion with atomic absorption finish. Samples with grades over 10 g/t for gold and 300 g/t for silver are finished by gravimetric means.

For channel samples (package FAG323 Au+Ag) Au is analysed by 30g fire assay with atomic absorption finish, while Ag is analysed by 30g fire assay with gravimetric finish. Samples with grades over 10 g/t for gold and 300 g/t for silver are finished by gravimetric means.

11.4        Data Security

At TAY Lab, data is entered by Laboratory personnel into a daily Excel spreadsheet which is placed on the server giving access to the Primero personnel on a daily basis. The results for Geology can only be accessed by Geology staff and the cells are protected with only the laboratory having the ability to cut and paste into a database. While some limits to access are in place on the daily sheet there is not a secure database within the laboratory. In addition manual transcriptions take place in the laboratory process.

At SGS Lab in Durango, which is a certified laboratory, the LIMS system and all standard procedures are used.

11.5        Laboratory Audit

Primero engaged Smee, as stated in Section 11.1, to perform an audit of the TAY laboratory, which was part of the quality control and data verification review performed as a component of the 2011 Mineral Resource and Reserve estimation at San Dimas. The audit noted poor quality data and, in a meeting with AMC and Primero personnel, Smee outlined his concerns as follows:

  Sample preparation procedures were poor.
  Assaying was flawed.
  No certified standards had been used since 2009.
  There was the likelihood for mixed up and duplicate sample numbers.

Due to the quality of the data not being up to industry standards and, after discussions in March 2012, a set of tasks was put in place in order to support future Mineral Resource and Mineral Reserve estimates. The most important activity involved a review of the reconciliation process and the comparison based on the laboratory figures to the metal in dore. The fact that San Dimas is an operating mine that has been successfully producing precious metals for many decades means that reconciliation is an important indicator of the reliability of resource and reserve estimates. This is particularly the case when data underpinning those estimates are of questionable reliability. This is discussed further in Section 12. Since June 2013, the reconciliation started month by month and the validation process is in progress.

Primero has implemented revised quality control procedures and has utilized an external laboratory for all drill core samples since October 2011. A portion of all channel samples are also sent to SGS.

11.6        Assay QA / QC

Historical QA/QC information supplied by Primero was reviewed by AMC and reported in the 2012 NI 43-101 report prepared for the San Dimas deposit. AMC’s analysis at that time reinforced the observations of Smee. It was evident that there were failures in the data in the past and but corrective actions started to be taken. However, Primero has included the routine insertion of standards and blanks in all core sent to SGS laboratory (SGS) located in Durango, Mexico, since October 2011. The findings from AMC’s 2012 review of the QA/QC process were as follows:

  Poor correlation between the SGS analysis of TAY Lab pulp duplicates.
  Blanks well above background levels for gold and silver.

April 2014	47

San Dimas Technical Report
  Gold standards not falling within acceptable limits.
  The 2012 QA/QC program had shown improvements in both the procedures and results over previous years but diligence was required to ensure that assay batches with failed standards were immediately re-assayed.
  Channel samples had been collected for analysis at SGS since April, but were not shipped due to lack of standards until the end of June. Approximately 15% of channel samples were sent to SGS for analysis.
  While certified standards were being used and tracked corrective action need to be implemented within a short time period when non-compliance to control limits was identified, and follow up must be an ongoing process.

Since the 2012 report every drillhole sample and every third face channel sample has been assayed at the SGS laboratory where the following QA/QC was carried out.

The 2013 QA/QC program consisted of:

  Assaying all drillhole samples at SGS.
  Regular insertion of Standard Reference Material (SRM)
  Regular insertion of blank material.
  Duplicate assays (5%).
  Pulp assays checked at the external ALS Chemex (ALS) laboratory in Zacatecas, Mexico.

During 2013 a total of 5,993 drillhole core samples together with 435 blanks, 286 gold standards and 250 silver standards were assayed by SGS. Also 7,853 channel samples with 558 blanks, 385 gold standards and 343 silver standards were assayed by SGS.

Table 11.1 lists the gold and silver SRMs used.

Table 11.1        Gold and Silver Standards

SRM	Mean Value (g/t)	Standard Deviation (g/t)
CDN ME-1206 (Au)	2.61	0.25
CDN GS-15B (Au)	15.98	0.799
CDN GS-5L (Au)	4.68	0.234
CDN GS-5J (Au)	4.96	0.248
SP49 (Au)	18.34	0.917
SG40 (Au)	0.976	0.001
SJ53 (Au)	2.637	0.132
SH65 (Au)	1.348	0.067
SJ63 (Au)	2.632	0.132

April 2014	48

San Dimas Technical Report

CDN ME-1206 (Ag)	274.00	13.70
CDN ME-1210 (Ag)	66.50	3.325
CDN GS-5J (Ag)	72.5	3.625
SP49 (Ag)	60.2	3.010

With the 2013 QA/QC of DDH, samples that failed due to poor SRM results were corrected and/or eliminated from the database. The criterion used was:

  If one SRM failed then all the samples between the previous passed SRM and the next passed SRM were considered as failed.

Due to changes occurring during the fourth quarter of 2012 SRM’s that failed were not re-assayed but deleted from the database. A total of 327 drillhole samples were removed from the database based on failed SRM’s. A further 234 cores samples were re-assayed.

The results of the assays of the blank samples for gold and silver grades for the drillhole and channel samples, in chronological order, are shown in Figure 11.1 to Figure 11.4. The detection limit was 0.01 g/t Au for gold assays and 2 g/t (DDH) and 5 g/t (channel samples) for silver assays due to different assaying methodologies being used.

These plots show good cleaning of equipment except for August 26, 2013 when a series of higher grade blanks were assayed. The channel samples had a larger number of samples with grades above three times the detection limit for both gold and silver. This suggests less care is taken when assaying the channel samples.

Figure 11.1        Blank Gold Assay Results for Drillholes

April 2014	49

San Dimas Technical Report

Figure 11.2        Blank Silver Assay Results for Drillholes

Figure 11.3        Blank Gold Assay Results for Channel Samples

April 2014	50

San Dimas Technical Report

Figure 11.4        Blank Silver Assay Results for Channel Samples

Typical plots showing the assay results for gold and silver SRMs for both DDH and channel samples in chronological order are shown in Figure 11.5 to Figure 11.9. These plots generally show good precision with no bias for the standards.

April 2014	51

San Dimas Technical Report

Figure 11.5        SRM CDN ME-1206 – Gold DDH Samples

Figure 11.6        SRM CDN ME-1206 – Silver DDH Samples

April 2014	52

San Dimas Technical Report

Figure 11.7        SRM CDN ME-1206 – Gold Channel Samples

Figure 11.8        SRM CDN ME-1206 – Silver Channel Samples

April 2014	53

San Dimas Technical Report

Figure 11.9        SRM CDN GS-15B – Gold DDH Samples

Pulp samples assayed at SGS were sent to another external laboratory, ALS Chemex in Zacatecas, Mexico (ALS) as a check the assaying procedures. Five percent of the DDH pulps were randomly selected, relabelled and sent to ALS. These were assayed using ME-GRA21 (30 g nominal sample weight fire assay and gravimetric finish).

Figure 11.10 and

Figure 11.11show scatter diagrams comparing the assay results for gold and silver. There is a good correlation between the assay grades for both laboratories.

April 2014	54

San Dimas Technical Report

Figure 11.10        Check Pulp Assays - Gold DDH Samples

Figure 11.11        Check Pulp Assays - Silver DDH Samples

April 2014	55

San Dimas Technical Report

An additional 5% of the DHH pulp rejects were randomly selected and re-analysed at the SGS laboratory. Plots comparing the total of 497 duplicate samples with the original assay grades are shown in Figures 11.12 and 11.13. These figures show good correlation between the original and duplicate assays

Figure 11.12        Duplicate Assays of Pulps – Gold

April 2014	56

San Dimas Technical Report

Figure 11.13        Duplicate Assays of Pulps – Silver

12           DATA VERIFICATION

12.1        Introduction

On the basis of the pre-2012 data being of relatively poor quality, AMC undertook a number of checks in March 2012 to:

  Ensure the data produced was managed and manipulated correctly.
  Gain confidence in the operation such that Mineral Resources and Mineral Reserves could be stated.

These checks were carried out at or around the time of the site visit by JM Shannon, P.Geo. No verification was specifically carried out for the current updated estimate other than those performed as routine when importing the data.

12.2        Data Transfer

12.2.1     Assay Integrity

As the data from the TAY Lab was provided on daily laboratory results sheets in Excel, a test was made to see if those results could be changed. The provided laboratory sheets are protected and the cells  contents cannot be changed. The data received from the laboratory is cut and pasted from these sheets into the Surpac database by Primero personnel. However, the Surpac database is open and not protected. AMC received all data exported from Surpac in the form of csv files.

April 2014	57

San Dimas Technical Report

12.2.2     Data Flow

As a check on the source data and flow of data underpinning the polygonal resource estimates, a number of selected entries from the resource database were interrogated. These were randomly selected and are reported below.

12.2.2.1   Noche Buena, Central Block

This block estimate dates back to Luismin; the development started in 2001 with calculation sheets dated December 2003. This was a Proven Reserve in the 2010 database and has been classified as an Inferred Mineral Resource for the current statement. An Autocad drawing forms the basis of area calculation and graphical representation. It contains a calculation sheet for each sub-block showing summarized tonnes and grades. The sheets are transparent with channels and individual samples shown. It is not noted which lab did the work but the data is thought to have come from the now decommissioned San Antonio laboratory. These results were reported on paper and so they had been transcribed. There is no record beyond the calculation sheets.

12.2.2.2   Christina de Alto in Santa Rita mine

Same sheets used as for Noche Buena with a similar general process. However, as done previously in Noche Buena, the resource tonnes are a simple calculation of length x height x thickness x 2.7 t/m3 by a probability of 30%1. The grade assigned is based on historical grades obtained when mining was carried out. This data was compiled on a monthly basis and then adjusted down to give a final estimate. Drillhole data was also used, but there seems to be some rounding down of the grade. The source data for the resource estimate was not easily located.

12.2.2.3   San Salvador in Central Block

This estimate is based on a number of blocks, with one being reviewed. Previously, a reserve and a diluted grade were prepared for the reviewed block. Grade is based on channel samples as in Noche Buena, but the stated grade has been diluted. Grades in the table were taken from laboratory results sheets that are dated 2007, and which were available for review by AMC. These grades observed in this sheet were in “read only” format, and cannot be altered which substantiates the observation stated in Section 12.2.1.

12.2.2.4   Veta 27-326 in Tayoltita Block

This entry was originally stated as a resource, and so grades were based on historical production in the area and contain tonnes based on length x height x thickness x 2.7 t/m3 by probability of 30%, as in Noche Buena. AMC was not being able to access the production data. The number of veins complicates the issue and the grades seem to be conservative.

12.2.2.5   Mina Arana in Tayoltita Block

As this was stated as a reserve, dilution was added to each individual block. Now that this is part of the resource, dilution has to be removed for the 2012 report. The initial reserve was based on channel sample data contained in the daily sheets. However, as there is not a clear cross reference with regards to the sample numbers, reviewing this data has some difficulties.

_____________________________________________________
1 See Section 14.3.1 for description of this factor.

April 2014	58

San Dimas Technical Report

In conclusion, the following observations were made:

  The 2010 Mineral Reserves that have now been reclassified as Mineral Resources for the 2012 reports should have the dilution factor removed to give true gold and silver grades for the Inferred Mineral Resources.

  Due to the lack of an overall sample numbering system, there is difficulty connecting the old assay data to the laboratory results reported on a daily basis. However, where tested, other than for San Antonio Laboratory data, the source data was located.

12.3 Mill Reconciliation

In December 2011, an exercise was carried out by Primero to attempt to validate the mill reconciliation. This exercise was to ensure that the grade figures on which mining decisions were based were sound. It also was used to identify if there was a correlation between the daily grades and the final month-end reported grades, which are prepared based on gold / silver poured during the month.

For the entire month, a daily sample of the ball mill feed was taken at the automatic sampler located at the end of the belt feeding the surge bin, and was prepared / split under supervision. One sample was sent to the TAY Lab while a duplicate sample was sent to the external SGS lab located in Durango. In addition, the “pulps” generated at TAY Lab on a daily basis were sent to SGS lab to be assayed.

Great effort was put into ensuring that both samples sent on a daily basis to TAY Lab and SGS lab were representative of the daily mill feed and were duplicate samples. In addition, Primero personnel believe that the location of the weightometer installed was adequate and the calibration procedure was also as per best practices, and the daily throughput reported by the mill is accurate. AMC agrees on the basis of discussions and an analysis of the monthly reconciliation data provided.

Final month-end grades as back calculated from the mill refinery for December 2011 were 3.96 g/t Au and 252 g/t Ag. The tonnage weighted figures for the SGS lab were 3.93 g/t Au and 253 g/t Ag. However, the results for samples prepared and analysed from the TAY Lab were 3.27 g/t Au and 224 g/t Ag, and those of the samples prepared at the TAY Lab, and assayed at the SGS Lab. were 3.47 g/t Au and 242 g/t Ag. This is shown in tabular form in Table 12.1.

Table 12.1        Comparison between the Different Laboratories

Data from	Au (g/t)	Ag (g/t)	Au Difference (%)	Ag Difference (%)
Reconciled Mill figure	3.96	252
Processed in SGS Lab	3.93	253	-1%	0%
Prepared in TAY and Assayed in SGS	3.47	242	-14%	-4%
Processed in TAY Lab	3.27	224	-21%	-13%

It should be pointed out that Table 12.1 only shows averages for the month of December. The sampling process produced three samples each day, and the scatter is much greater and correlation poorer when reviewing the total raw data suite.

While this assisted in the question of the discrepancy between the mine delivered ore and the reconciled mill head grade, the exercise also allowed a comparison of results from different laboratories. Again, the comparison of results from the TAY Lab pulps assayed at SGS and the samples prepared and assayed at SGS highlights the issues with sample preparation at the TAY Lab.

April 2014	59

San Dimas Technical Report

12.4        Model Depletion

The tonnes mined, and the gold and silver produced from the Roberta vein was reported from the block model prepared in 2012, and compared to production. The Roberta vein was chosen for this exercise as it could be reconciled based on the wireframes for mining carried out in a particular year. The model tonnes and grade were compared to the sum of the monthly reconciled production as prorated back to the Roberta vein for the whole of 2009. Table 12.2 shows the monthly reconciled tonnes, grade and contained metal for gold and silver, and the depleted tonnes and grade from the 2012 model for that vein for the same period. While the tonnes are quite different, as dilution has not been accounted for in the 2012 model, the difference in metal contained is extremely close for gold (1%), and is 13% for silver. As the grade is located in the vein and the wall rock does not contain metal, this shows a good correlation between the 2012 model and the production over a 12 month period.

Table 12.2        Comparison of 2009 Roberta Vein Production to 2012 Block Model

Month / Total	Tonnes (t)	Au (g/t)	Ag (g/t)	Contained Oz Au	Contained Oz Ag
Production
January	15,610	6.78	388	3,403	194,727
February	12,404	10.75	533	4,287	212,559
March	14,443	6.90	297	3,204	137,913
April	14,628	8.59	405	4,040	190,472
May	11,276	9.25	369	3,353	133,774
June	14,537	11.84	606	5,534	283,229
July	12,174	8.35	374	3,268	146,385
August	9,929	7.44	354	2,375	113,005
September	10,041	14.29	567	4,613	183,042
October	9,471	8.60	467	2,619	142,201
November	13,025	9.55	394	3,999	164,993
December	11,172	8.49	380	3,050	136,491
Total Production	148,710	9.15	426	43,745	2,038,791
Roberta vein depletion	81,930	16.80	675	44,253	1,778,023
Difference (depletion < production)	45%			-1%	13%

This comparison, as well as highlighting the dilution issue, demonstrates that the mined estimates based on the 2012 block model of the vein are reasonable and substantiated by production.

12.5        Production Comparison

A production comparison is carried out monthly based on individual veins. The mine figure is based on the number of trucks (tonnes) reaching the mill (scale installed near crushing plant) and weighed, with the grades estimated from a mix of drift / stope channel sampling / muck pile sampling or truck sampling. The mine figure is reconciled to the mill figure, but the mill figure is not the final reported figure as there are other small adjustments, reflected in later tables.

April 2014	60

San Dimas Technical Report

Table 12.3        Annual Production – Mine to Mill

	Mine Delivered			Reconciled Mill Production			Difference Mine to Mill
Totals	Tonnes (t)	Au (g/t)	Ag (g/t)	Tonnes	Au (g/t)	Ag (g/t)	Tonnes	Au (g/t)	Ag (g/t)
2009 Total	604,272	5.42	307	676,131	5.32	246	12%	-2%	-20%
2010 Total	607,737	4.77	283	612,253	4.44	243	1%	-7%	-14%
2011 Total	642,860	3.94	282	662,610	3.83	227	3%	-3%	-20%
2012 Total	726,123	4.44	305	721,264	3.89	233	-1%	-12%	-23%
2013 Total	792,070	4.23	278	766,930	4.67	258	-3%	10%	-7%
Grand Total	3,373,061	4.53	291	3,439,188	4.43	242	2%	-2%	-17%

12.6        Exploration Data

Since October 2011, all drill core has been sent off site to SGS in Durango, for preparation and processing. Initially as another check, the pulps from the SGS Durango laboratory were returned to the TAY Lab to be assayed. This involved a total of 260 assays for gold and silver from 21 holes at the time the data was provided to AMC. The data was graphically reviewed and the correlation is somewhat better than when the whole process is duplicated at each site. This supports the evidence that the errors generated at the TAY Lab are throughout the process and not in preparation alone. This practice has since been discontinued and the pulps are currently stored at the SGS lab.

In examining the data, it was seen that the vein intervals defined by the assay results were the same using both sets of data, except for one calculated intercept where TAY Lab had a much higher gold value than SGS. The vein intercepts were calculated for each set of results and the results of that exercise are shown in Table 12.4.

Table 12.4        Comparison of TAY Lab and SGS Drillhole Assays

Drillhole	SGS		TAY Lab		% Diff Tay to SGS Lab
	Au (g/t)	Ag (g/t)	Au (g/t)	Ag (g/t)	Au	Ag
RO_127	34.54	1354	29.70	1157	-16%	-17%
PIL_7_08	6.8	222	6.18	181	-10%	-23%
PIL_7_09	3.19	142	1.46	92	-118%	-54%
PIL_7_09	2.28	378	1.80	287	-27%	-32%
PIL_7_23	41.40	2213	32.43	1657	-28%	-34%
PIL_7_23	38.44	3193	51.13	2806	25%	-14%
SOL_200	7.27	754	6.56	625	-11%	-21%
PIL_7_01	29.14	669	25.23	527	-15%	-27%
PIL_7_13B	25.07	1423	22.20	1268	-13%	-12%
PIL_7_13B	18.90	1062	16.80	922	-13%	-15%
PIL_7_13B	20.05	1060	12.77	884	-57%	-20%
Mean	20.64	1134	18.75	946	-10%	-20%

April 2014	61

San Dimas Technical Report

12.7        Conclusion

AMC accepts that there has been an issue with the TAY Lab. The sample data, however, has to be used in the Mineral Resource and Mineral Reserves estimates in absence of any other data available at this time. While AMC considers the use of this data to be reasonable, as set out below, adjustments have been made to the classifications used. Drilling should be carried out to substantiate the data in the current Mineral Reserves. More importantly all the laboratory issues need to be satisfactorily addressed. There is no evidence to say that the quality of the sample data affects the gold and silver ounces produced, although it does impinge on decision making through the mining process.

Checks have shown that there is not a gross over estimation of the grade after dilution is taken into account, and reconciliation is generally good. Therefore, AMC recommends using the sample database for the current resource and reserve estimates but, due to uncertainty in the data quality have applied restrictions on classifying the resources.

13           MINERAL PROCESSING AND METALLURGICAL TESTING

San Dimas is a mature operation with a sound record of consistent production data. This production data is the basis for the recovery expectations, at least in the five year mine plan period where ore sources come predominantly from the Roberta and Robertita veins of the Central Block, both of known characteristics.

Operating results from 2009 to mid-2012 have recorded stable and consistent Au and Ag recoveries of 97-98% and 94-95% respectively, despite a slight falling trend in head grades. Hence, the projected recoveries for the budget and five year plan of 97% Au and 94% Ag are considered reasonable.

As a consequence of this sound basis of operating data, no recent metallurgical testwork has been carried out.

AMC considers that the style of mineralization, low sulphidation epithermal, is expected to continue as exploration advances within the Favourable Zone. However it does note the following:

  Some significant short term production will come from the Sinaloa Graben just to the west of the Central Block and, although expected to be similar to the Central Block, a composite of this material has been prepared for confirmatory testwork of its grinding and leaching characteristics. The composite is at the SGS Laboratory in Durango and the results are expected to be received before the end of April, 2014.

  Previous ore from the Santa Lucia vein at the southern extremity of the Central Block has shown elevated Cu values. Although the contribution of Santa Lucia ore to the five year plan is very minor, its proportion does increase in the longer term, so a composite of Santa Lucia ore should also has been prepared for testwork, focused on the potential impacts of the copper content. The sample is at the SGS Laboratory in Durango and the results are expected to be received before the end of April, 2014. There will be no production from this vein in 2014.

  From historical test data regarding copper levels and cyanide solubility, the other ore source of potential concern is the Santa Rita mine to the east. In 2014 will be no production from this vein.

April 2014	62

San Dimas Technical Report

14           MINERAL RESOURCE ESTIMATES

14.1        Background

Historically, Primero and its predecessors had estimated all resources and reserves by polygonal methods, which were then listed into what will be called, for this report, a resource database. Many of these entries had not been critically reviewed for some time before 2011 and were not easily manipulated or tracked for mining purposes. To better assist mine planning, Primero decided to change its principal estimation method and employ a block modelling approach for resource estimation for the main producing veins in early 2012. For the December 2013 Mineral Resource, Primero provided 39 named vein systems for 107 lenses, located in the Central Block, Sinaloa Graben and Arana Hangingwall. For practical purpose, 13 of these veins were grouped in a single named system (Tayoltita) and the reporting here is on 27 named veins. Note also that Santa Rita is now reported as 4 distinct veins (America, Magdalena, Cristina, Marisa). All these veins were estimated using the block modelling method. The remaining entries, comprising polygonal estimates and broad extrapolations, were supplied by Primero. These have been reviewed by AMC and Primero jointly and now make up a portion of the Inferred Resources.

Mr R. Webster, M.AIG of AMC, carried out the block modelling of the 27 veins and takes responsibility for these Mineral Resource estimate. Mr. J. M. Shannon, P.Geo., also of AMC, takes responsibility for the Inferred Mineral Resources based on the original polygonal estimates that have been reviewed by AMC, and meet the criteria for classification as Mineral Resources.

A summary of the results of the estimation of Mineral Resources at a cut off of 2 g/t AuEq, as of December 31, 2013, is shown in Table 14.1.

Table 14.1        Summary of Estimated Resources as at December 31, 2013

Classification	Tonnes (Mt)	Au (g/t)	Ag (g/t)	Contained Au Oz (k oz)	Contained Ag Oz (k oz)
Measured	0.77	7.4	457	182	11,284
Indicated	3.51	7.2	411	814	46,429
Inferred	7.33	4.2	308	998	72,647

Notes

•	Mineral Resources stated according to CIM guidelines.
•	Mineral Resources include Mineral Reserves.
•	A 2 g/t AuEq cutoff grade is applied, where AuEq is calculated at a gold price of US$1,300 per troy ounce and a silver price of US$20 per troy ounce.
•	A constant bulk density of 2.7 tonnes/m3 has been used.
•	Inferred Mineral Resources include block modelled and polygonal estimated Mineral Resources.

14.2        Block Model Estimates

14.2.1        Introduction

AMC completed an independent Mineral Resource estimate for the veins that make up the current Mineral Resources and Mineral Reserves based on vein wireframes provided by Primero and reviewed by AMC. The location of the 27 veins is shown in Figure 14.1 as a plan view.

April 2014	63

San Dimas Technical Report

Figure 14.1        Plan View of Modelled Veins

The veins are also listed in Table 14.2 showing the number of constituent lenses for each vein. The list is in order of tonnes contained, and this order is maintained throughout this section of the report.

Table 14.2        Vein Names and Details

Block	Vein	No. of lenses
Sinaloa Graben	Victoria	6
Central Block	Roberta	7
Central Block	Robertita	2
Central Block	Marina 1	8
Sinaloa Graben	Alexa	3
Central Block	Santa Lucia	1
Sinaloa Graben	Castellana	6
Arana HWl - Tayoltita	Tayoltita	18
Sinaloa Graben	Celia	2
Central Block	Marina 2	9

April 2014	64

San Dimas Technical Report

Sinaloa Graben	Elia	11
Central Block	San Enrique	1
Sinaloa Graben	Aranza	10
Arana HW – Santa Rita	Americas	3
Central Block	Gabriela	3
Central Block	Nocha Buena	12
Central Block	Gloria	4
Arana HW _ Santa Rita	Cristina	3
Central Block	Jael	1
Arana HW _ Santa Rita	Marissa	2
Central Block	San Salvador	5
Central Block	Soledad	1
Central Block	Sta Gertrudes	3
Central Block	Pozolera	2
Central Block	Angelica	3
Central Block	El Oro	3
Arana HW – Santa Rita	Magdalena	1

14.2.2        Data Provided

Primero provided AMC with following data for each vein:

  Spreadsheets containing the drillhole and channel sample data.
  Wireframe outline of the vein including all lenses.
  Wireframe outline of the mined areas.
  Wireframe outline of the development.

The vein modelling was carried out on site by Primero and reviewed by AMC. These wireframes were modelled along the vein contacts, and were defined by structural geology, quartz veining, mineral alteration and channel samples. An example of the wireframes and “as builts” for the Roberta Vein is shown in plan view in Figure 14.2 and in a 3 dimensional (3D) long sectional view in Figure 14.3.

April 2014	65

San Dimas Technical Report

Figure 14.2        Plan View of Roberta Vein

Note:

  The blue outline is the vein, dark blue is the area mined and the channel and drillhole samples are coloured by the gold grade.

April 2014	66

San Dimas Technical Report

Figure 14.3        3D long Section of the Roberta Vein

Note:

  The blue outline is the vein and dark blue is the area mined

14.2.3    Vein Modelling Method

Modelling of each of the 27 veins was carried out using the 2D accumulation method. This involved the following:

  All vein outlines in dxf format and access files were imported into Datamine.

  Veins were sub-divided into individual lenses where necessary.

  Samples located within each vein or lens was extracted.

  Samples with gold grades below 0.2 g/t, located at the end of a drillhole or channel samples, were removed to better define the true vein width and grade.

  Samples were composited to the full width of the vein or lens.

  True thickness of composited samples was calculated based on the average vein orientation and dip.

  Composited samples were relocated to a constant north (veins generally striking east-west) or east (veins generally striking north-south) direction.

  Gold and silver accumulation was calculated by multiplying the grade by the true thickness.

  Statistical and variogram analysis of the accumulated grades and true thickness was carried out.

  A block model was prepared with blocks 9 m wide in the east and Z (elevation) directions, and the full vein thickness in the north direction. In north-south striking, the 9 m wide blocks were in the north direction with the full vein thickness in the east direction.

April 2014	67

San Dimas Technical Report

  Block accumulation grades and true thickness were estimated into each block using ordinary kriging.

  The gold and silver grades were back calculated by dividing the gold and silver accumulations by estimated true thickness.

  The original vein true thickness was adjusted to the estimated horizontal true thickness.

  The blocks located within mined out areas were identified and flagged.

14.2.4    Samples

The sample data available is shown in Table 14.3. The vast majority of samples are channel samples. For the purpose of the resource modelling and grade estimation, the channel samples and drillholes were treated in the same manner.

Table 14.3        Sample Data Available by Vein

Vein	No of holes/ channels	No of samples	Samples in vein	Composites used
Victoria	538	4,140	2,036	477
Roberta	6,988	35,141	29,008	6,729
Robertito	6,229	29,105	22,021	5,964
Marina 1	4,238	17,780	13,911	4,082
Alexa	229	1,767	899	205
Santa Lucia	3,707	23,846	18,022	3,479
Castellana	2,015	7,455	10,421	1,966
Tayoltita	2,029	14,971	2,761	784
Celia	1,994	8,039	7,188	1,945
Marina 2	1,465	4,759	3,606	1,396
Elia	1,558	6,293	5,478	1,527
San Enrique	1,102	5,418	3,262	1,059
Aranza	1,203	5,091	3,279	1,160
Americas	496	1,636	966	1,160
Gabriela	1,272	5,400	3,961	1,245
Nocha Buena	877	1,913	1,652	871
Gloria	662	1,776	1,326	656
Cristina	111	468	398	104
Jael	802	2,821	2,132	785
Marissa	214	1,409	1,353	225
San Salvador	210	1,908	883	197
Soledad	373	2,209	1,731	742
Sta Gertrudes	135	878	411	120
Pozolera	288	1,055	743	280
Angelica	172	843	384	164
El Oro	94	719	247	75
Magdalena	174	903	297	88
Totals	39,175	187,743	138,376	37,485

14.2.5    Bulk Density

Bulk density measurements have not been systematically taken until recently. As not enough data has been collected or analyzed, this data was not used and, therefore, AMC used a constant bulk density of 2.7 t/m3 for the estimation of the tonnes in all the veins. This figure has been used in previous statements and reported in previous NI 43-101 reports. In the absence of any systematic and representative data, AMC supports this figure at this time.

April 2014	68

San Dimas Technical Report

14.2.6    Statistics and Compositing

A statistical analysis and variography was carried out for each of the 27 veins, and has been documented individually for each. For the purposes of this report, the detail of the individual veins has been amalgamated into tables that follow.

A total of 39,175 drillholes or channel samples, with 138,382 samples assayed for gold and silver, were selected from within the veins. The sample statistics after the removal of samples at the ends of a channel group or drillhole, with gold grades less than 0.2 g/t, are shown in Table 14.4 and Table 14.5 for gold and silver. The gold and silver grade statistics for the composited sample over the full thickness of the vein are shown in Table 14.6 and Table 14.7. The true horizontal thickness after adjustment for vein strike and dip is shown in Table 14.8.

Table 14.4        Statistics of Raw Sample Data within each Vein – Gold

Vein	No. Samples	Mean (g/t)	Median (g/t)	Min. (g/t)	Max. (g/t)	Standard Deviation	Coeff Var.
Victoria	2,042	11.3	1.3	0.0	817	49.5	4.4
Roberta	29,008	15.0	1.6	0.0	4,857.4	88.2	5.9
Robertita	22,021	17.5	1.8	0.0	2,282.1	67.8	3.9
Marina 1	13,911	6.9	1.4	0.0	715.2	24.0	3.5
Alexa	899	6.2	1.3	0.0	211.0	16.7	2.7
Santa Lucia	18,022	3.0	0.7	0.0	865.8	11.6	3.8
Castellana	10,421	4.2	0.7	0.0	244.5	12.7	3.1
Tayoltita	2,761	2.7	0.6	0.0	264.0	10.8	4.0
Celia	7,188	2.7	0.6	0.0	271.0	8.7	3.2
Marina 2	3,606	10.2	0.9	0.0	718.9	41.7	4.1
Elia	5,478	12.3	2.6	0.0	1,901.1	39.7	3.2
San Enrique	3,262	5.2	0.8	0.0	589.9	20.9	4.0
Aranza	3,279	7.5	1.1	0.0	676.5	24.8	3.3
Americas	966	3.2	0.5	0.0	80.6	8.3	2.6
Gabriela	3,961	3.6	1.0	0.0	159.7	8.5	2.3
Nocha Buena	1,652	0.3	1.5	0.3	9.2	1.4	1.2
Gloria	1,326	11.5	1.4	0.0	371.3	32.2	2.8
Cristina	398	4.3	0.7	0.0	245.0	17.1	4.0
Jael	2,132	5.8	0.8	0.0	342.0	17.8	3.1
Marissa	1,353	5.2	1.4	0.1	146.9	12.4	2.4
San Salvador	883	0.8	0.3	0.0	71.5	2.9	3.8
Soledad	1,731	5.5	1.1	0.0	421.5	16.7	3.1
Sta Gertrudes	411	3.3	1.1	0.0	103.1	7.8	2.4
Pozolera	743	2.6	0.6	0.0	70.0	6.6	2.5
Angelica	384	1.3	0.3	0.0	65.3	4.6	3.5

April 2014	69

San Dimas Technical Report

El Oro	247	4.5	0.4	0.0	182.5	16.5	3.7
Magdalena	297	1.9	0.8	0.0	28.8	3.4	1.8

Table 14.5        Statistics of Raw Sample Data within each Vein – Silver

Vein	No. Samples	Mean (g/t)	Median (g/t)	Min. (g/t)	Max. (g/t)	Standard Deviation	Coeff Var.
Victoria	2,042	571.4	82.0	0.0	31,949	2140.4	3.7
Roberta	29,008	559.2	100.0	0.0	36,763.0	1,544.2	2.8
Robertita	22,021	826.1	114.8	0.3	50,709.7	2,440.2	3.0
Marina 1	13,911	394.0	89.8	0.3	35,334.0	1,231.2	3.1
Alexa	899	326.1	76.0	0.3	10,583.4	804.3	2.5
Santa Lucia	18,022	447.3	110.0	0.5	30,980.0	1,136.3	2.5
Castellana	10,421	469.8	87.0	0.5	31,035.0	1,381.8	2.9
Tayoltita	2,761	233.7	64.2	0.5	8,429.2	592.3	2.5
Celia	7,188	302.4	66.0	0.0	21,696.0	896.7	3.0
Marina 2	3,606	628.7	63.9	0.5	40,505.0	2,473.7	3.9
Elia	5,478	1,028.1	234.0	0.5	32,310.0	2,246.3	2.2
San Enrique	3,262	255.8	47.0	0.0	19,499.4	906.1	3.5
Aranza	3,279	623.0	105.0	0.0	24,212.0	1,516.4	2.4
Americas	966	579.0	92.0	1.4	16,122.0	1,570.7	2.7
Gabriela	3,961	356.6	102.7	0.5	13,349.5	772.8	2.2
Nocha Buena	1,652	96.1	0.3	32.2	946.4	137.4	1.0
Gloria	1,326	710.5	94.0	0.5	18,391.0	1,905.6	2.7
Cristina	398	477.5	116.0	2.5	12,270.0	1,167.4	2.4
Jael	2,132	434.8	73.0	0.5	12,677.0	1,085.7	2.5
Marissa	1,353	661.8	232.0	11.0	15,109.0	1,289.4	1.9
San Salvador	883	71.0	30.0	1.0	2,472.0	163.6	2.3
Soledad	1,731	463.3	106.0	0.5	22,622.0	1,158.5	2.5
Sta Gertrudes	411	431.5	142.8	0.5	9,312.0	1,060.3	2.5
Pozolera	743	392.4	74.0	0.5	9,285.8	961.4	2.5
Angelica	384	107.8	31.3	0.5	3,765.7	282.8	2.6
El Oro	247	260.2	32.3	0.0	12,076.1	999.6	3.8
Magdalena	297	322.6	124.7	0.0	8,242.0	784.3	2.4

April 2014	70

San Dimas Technical Report

Table 14.6        Statistics of Composited Sample Data within each Vein – Gold

Vein	No. Samples	Mean (g/t)	Median (g/t)	Min. (g/t)	Max. (g/t)	Standard Deviation	Coeff Var.
Victoria	477	6.4	1.6	0.0	179.2	15.7	2.4
Roberta	6,729	10.0	2.7	0.0	400.0	23.1	2.3
Robertita	5,964	15.2	3.1	0.0	600.0	38.6	2.5
Marina 1	4,082	5.7	1.7	0.0	236.1	14.2	2.5
Alexa	205	6.3	2.5	0.0	78.8	11.3	1.8
Santa Lucia	3,479	2.4	1.0	0.0	40.0	4.3	1.8
Castelana	1,966	3.1	1.0	0.0	30.0	5.4	1.7
Tayoltita	784	5.0	0.9	0.0	204.0	18.2	3.6
Celia	1,945	2.7	1.1	0.0	30.0	4.4	1.6
Marina 2	1,396	9.1	1.5	0.0	301.1	25.3	2.8
Elia	1,527	9.0	3.1	0.0	100.0	14.3	1.6
San Enrique	1,059	4.3	1.1	0.0	100.0	9.9	2.3
Aranza	1,160	5.4	1.2	0.0	101.0	12.1	2.3
Americas	1,160	2.6	0.7	0.0	35.9	4.7	1.8
Gabriela	1,245	2.7	1.2	0.0	30.0	4.4	1.6
Nocha Buena	871	3.7	2.0	0.0	47.4	5.4	1.4
Gloria	656	10.9	2.2	0.0	208.4	23.6	2.2
Cristina	104	2.5	1.2	0.0	17.8	3.5	1.4
Jael	785	5.3	1.4	0.0	139.2	11.3	2.1
Marissa	225	4.4	2.1	0.1	30.0	5.7	1.3
San Salvador	197	0.7	0.4	0.1	3.3	1.4	0.9
Soledad	742	4.8	1.5	0.0	138.6	10.6	2.2
Sta Gertrudes	120	3.7	1.7	0.1	82.8	8.2	2.2
Pozolera	280	1.7	0.6	0.0	10.0	2.6	1.5
Angelica	164	1.3	0.4	0.0	43.7	4.0	3.0
El Oro	75	5.0	1.0	0.0	70.0	10.5	2.1
Magdalena	88	1.7	1.0	0.0	10.0	2.2	1.3

   Note:

  Grades have been capped

April 2014	71

San Dimas Technical Report

Table 14.7        Statistics of Composited Sample Data within each Vein – Silver

Vein	No. Samples	Mean (g/t)	Median (g/t)	Min. (g/t)	Max. (g/t)	Standard Deviation	Coeff Var.
Victoria	477	268.3	110.2	0.0	3,000.0	419.4	1.6
Roberta	6,729	471.3	155.6	0.0	9,657.0	836.0	1.8
Robertita	5,964	723.0	186.8	0.3	15,000.0	1,460.6	2.0
Marina 1	4,082	332.4	106.2	0.3	11,498.1	736.5	2.2
Alexa	205	338.3	152.1	0.5	3,362.8	531.0	1.6
Santa Lucia	3,479	367.3	158.0	0.5	4,000.0	575.7	1.6
Castellana	1,966	349.0	117.1	0.5	3,000.0	575.2	1.6
Tayoltita	784	386.0	99.8	0.5	27,901.0	1,374.6	3.6
Celia	1,945	305.1	123.4	2.0	5,535.6	545.9	1.8
Marina 2	1,396	571.5	97.6	0.5	19,018.6	1,552.0	2.7
Elia	1,527	565.0	279.0	0.5	10,938.4	934.9	1.7
San Enrique	1,059	219.0	68.1	0.0	5,000.0	492.5	2.2
Aranza	1,160	454.3	120.1	0.0	6,504.8	845.3	1.9
Americas	1,160	458.2	120.1	2.5	7,330.1	833.8	1.8
Gabriela	1,245	273.3	122.4	0.5	3,000.0	417.6	1.5
Nocha Buena	871	331.1	148.0	0.9	4,731.8	536.5	1.6
Gloria	656	683.6	145.6	0.0	12,327.1	1,434.8	2.1
Cristina	104	335.8	200.0	2.5	1,926.7	394.3	1.2
Jael	785	399.7	1.4	0.0	139.2	11.3	2.1
Marissa	225	581.7	296.7	34.0	3,000.0	622.0	1.1
San Salvador	197	47.4	40.5	14.2	214.2	48.6	0.8
Soledad	742	376.7	140.0	2.5	3,000.0	579.9	1.5
Sta Gertrudes	120	477.4	182.4	12.0	6,217.5	825.0	1.7
Pozolera	280	278.3	70.2	0.5	2,000.0	478.0	1.7
Angelica	164	103.9	42.3	0.5	2,535.3	232.3	2.2
El Oro	75	222.4	90.1	0.0	1,000.0	272.1	1.2
Magdalena	88	284.0	158.9	4.3	2,000.0	408.1	1.4

   Note:

  Grades have been capped

April 2014	72

San Dimas Technical Report

Table 14.8        Statistics of Composite Sample Data within each Vein – True Horizontal Thickness

Vein	No. Samples	Mean (m)	Median (m)	Min. (m)	Max. (m)
Victoria	477	2.7	2.3	0.2	12.9
Roberta	6,729	2.6	2.4	0.0	18.7
Robertita	5,964	2.1	1.9	0.2	9.1
Marina 1	4,082	1.9	1.7	0.1	25.1
Alexa	205	2.6	2.1	0.1	7.8
Santa Lucia	3,479	2.5	2.3	0.1	9.5
Castellana	1,966	1.3	1.0	0.1	14.8
Tayoltita	784	2.0	1.8	0.0	12.6
Celia	1,945	1.5	1.4	0.2	6.4
Marina 2	1,396	1.3	1.2	0.1	4.5
Elia	1,527	2.1	1.8	0.2	8.9
San Enrique	1,059	1.7	1.5	0.1	6.2
Aranza	1,160	1.5	1.3	0.0	5.7
Americas	1,160	1.0	0.8	0.1	4.1
Gabriela	1,245	1.6	1.4	0.1	9.9
Nocha Buena	871	0.7	0.1	0.1	3.3
Gloria	656	0.8	0.8	0.1	3.4
Cristina	104	1.9	1.6	0.3	4.5
Jael	785	1.2	1.0	0.2	5.9
Marissa	225	3.0	2.6	0.3	9.9
San Salvador	197	1.5	0.5	0.6	2.8
Soledad	742	0.9	0.8	0.1	3.0
Sta Gertrudes	120	1.5	1.4	0.1	4.8
Pozolera	280	1.2	1.1	0.1	2.0
Angelica	164	0.9	0.8	0.1	2.5
El Oro	75	1.5	1.3	0.2	7.8
Magdalena	88	3.8	3.5	0.8	10.3

Log probability plots of the composited gold and silver grades were examined for each of the veins and lenses. Based on these plots capping of gold and silver grades were carried out on the composited data prior to resource estimation.

Variogram analysis was undertaken on the gold and silver accumulated grades and true horizontal thickness at a constant northing or easting for the different veins and lenses. For block grade estimation, the results of the true horizontal thickness variograms were used for all estimations to prevent problems associated with the back calculation of gold and silver grades. The variogram ranges resulting from the analysis, based on two structured variograms, are shown in Table 14.9 for all the veins.

April 2014	73

San Dimas Technical Report

Table 14.9    Variogram Ranges

		Range 1 (m)				Range 2 (m)
Vein	Nugget	Sill 1	E-W	Vertical	N-S	Sill 2	E-W	Vertical	N-S
Victoria	0.32	0.08	18	38	35	0.6	84	95	35
Roberta -lenses 1-5	0.2	0.19	16	29	35	0.52	49	55	35
Roberta - lens 6	0.4	0.18	15	19	35	0.42	52	59	35
Robertita	0.27	0.25	14	11	260	0.48	49	35	260
Marina 1	0.35	0.25	46	6.3	6.3	0.4	60	22	22
Alexa	0.25	0.21	30	44	175	0.54	131	145	175
Santa Lucia	0.4	0.26	46	11	11	0.34	81	56	56
Castellana	0.33	0.27	23	10	10	0.15	97	28	28
Tayoltita-zone1	0.18	0.19	150	7	8	0.63	150	23	30
Tayoltita-zone2	0.3	0.18	150	9	8	0.52	150	39	38
Celia	0.32	0.26	15	8	35	0.42	52	12	35
Marina 2 -Lenses 1,2,3,4,5,6,7	0.3	0.21	8	22	60	0.49	30	39	60
Marina 2- Lenses 8, 9	0.36	0.1	8	16	60	0.54	31	32	60
Elia	0.13	0.57	25	23	23	0.31	61	24	24
San Enrique	0.48	0.09	24	13	35	0.43	53	22	35
Aranza	0.36	0.08	21	46	35	0.56	33	67	35
Americas - Lens 1	0.36	0.11	23	21	60	0.53	30	29	60
Americas - Lenses 2,3	0.6	0.21	60	31	11	0.19	60	56	47
Gabriela	0.22	0.16	34	7.3	7.3	0.62	40	20	20
Nocha Buena	0.22	0.29	14	21.5	11	0.49	66	66.5	34
Gloria	0.43	0.21	12	45	35	0.36	43	66	35

April 2014	74

San Dimas Technical Report

Christina	0.17	0.47	60	7	7	0.36	60	25	25
Jael	0.42	0.22	15	12	60	0.36	25	21	25
Marisa	0.21	0.44	30	12	12	0.35	60	25	25
San Salvador	0.36	0.34	3.5	3.5	8.5	0.3	45.5	46	31.5
Soledad	0.42	0.1	12	26	35	0.48	34	42	35
Sta Gertrudes	0.31	0.04	10	12	35	0.65	24	13	35
Pozolera	0.54	0.11	15	13	50	0.36	30	41	50
Angelica	0.39	0.04	58	38	60	0.57	88	103	60
El Oro	0.28	0.12	23	38	35	0.6	43	52	35
Magdalena	0.23	0.38	30	39	35	0.39	47	49	35

Note:

  For rotation angles see Table 14.10 – Search Parameters

14.2.7    Block Modelling

All veins were filled with blocks 9 m E x variable m N x 9 m vertical in size, except for Tayoltita and Americas, lens 2 and 3 where the blocks were 9 m N x variable m E x 9 m vertical in size. Sub-blocking down to 1 m (E and N) x vein thickness m (N and E) x1 m vertical in size was used to define the vein boundaries more accurately. All estimation was performed into parent cells only. Blocks were discretized using 3 x 1 x 3 points or 1 x 3 x 3 (X, Y and Z) depending on estimation orientation.

The search parameters used to estimate gold and silver accumulations and vein thickness for all veins were consistent. Only the search radii range and orientation was changed to reflect the results of the variogram analysis. A three pass Octant search was used.

The constant three pass search parameters used during block estimation by ordinary kriging (OK) for gold and silver accumulation and vein thickness are shown in Table 14.10 for all of the veins.

Table 14.10    Search Parameters

	Search Ellipse			Rotation			Number of Samples
Vein	X Axis (m)	Y axis (m)	Z axis (m)	Z axis (0)	Y axis (0)	X Axis (0)	Min	Max	Max. per hole
Victoria	84	35	95	0	-30	0	4	8	1
Roberta -lens 1-5	50	35	55	0	20	0	4	8	1
Roberta - lens 6	30	55	40	0	10	0	4	8	1
Robertita	25	260	17	0	-30	0	4	8	1
Marina 1	60	45	45	0	0	0	4	8	1

April 2014	75

San Dimas Technical Report

Alexa	65	175	72	0	0	0	4	8	1
Santa Lucia	80	50	50	0	0	0	4	8	1
Castellana	50	30	30	0	0	50	4	8	1
Tayoltita-zone1	150	15	12	0	0	-10	4	8	1
Tayoltita-zone2	150	19	20	0	0	-10	4	8	1
Celia	52	40	15	0	-20	0	4	8	1
Marina 2 -Lens 1,2,3,4,5,6,7	15	60	10	0	-10	0	4	8	1
Marina 2- Lens 8, 9	16	60	10	0	-10	0	4	8	1
Elia	40	25	25	0	0	-30	4	8	1
San Enrique	40	35	16	0	-10	0	4	8	1
Aranza	35	35	70	0	-10	0	4	8	1
Americas - Lens 1	15	60	15	0	-10	0	4	8	1
Americas - Lenses 2,3	60	23	28	0	0	-10	4	8	1
Gabriela	50	35	35	0	0	-30	4	8	1
Nocha Buene	40	20	40	-90	40	0	4	8	1
Gloria	40	50	65	0	0	0	4	8	1
Christina	60	12	12	0	0	0	4	8	1
Jael	25	60	20	0	0	0	4	8	1
Marisa	50	30	30	0	0	-10	4	8	1
San Salvador	50	35	50	0	0	0	4	8	1
Soledad	30	35	40	0	-10	0	4	8	1
Santa Gertrudes	24	35	13	0	20	90	4	8	1
Pozolera	15	40	30	0	-10	0	4	8	1
Angelica	44	60	55	0	-10	0	4	8	1
El Oro	40	40	50	0	-70	0	4	8	1
Magdalena	47	35	49	0	-10	0	4	8	1

April 2014	76

San Dimas Technical Report

14.2.8    Resource Classification of Block Models

AMC was able to classify the resources as Measured, Indicated and Inferred Mineral Resources under the CIM Guidelines. The resource classification was Measured, Indicated or Inferred based on:

  The location of the channel samples.
  Areas that were previously mined.
  Location of drillholes.
  Availability and location of SGS assays.

The wireframes defining the veins were supplied by Primero and were generally based on limited sample data away from the areas mined or sampled by channel samples.

The Measured Mineral Resource was generally located within approximately 15 m from the levels containing channel samples and drillholes were the samples were assayed or re-assayed by the SGS laboratory. Where the resource was classified as a Measured Mineral Resource, the Indicated Resource was generally located within approximately 30 m from the levels containing faces samples with the Inferred Resource 45 m. Where SGS laboratory samples were not available, the Indicated Resource was within 15 m from the samples and drillholes, with the Inferred Resource located between the Indicated Resource and approximately 30 m from the levels containing channel samples.

Figure 14.4 shows the location of the Measured, Indicated and Inferred Mineral Resources in relation to the location of the face samples and drillholes for the Roberta vein.

Figure 14.4    Long Section for Roberta showing Mineral Resource Classification

April 2014	77

San Dimas Technical Report

14.2.9    Results of Block Model Estimation

The total Mineral Resource for the veins has been reported above a 2 g/t AuEq cut-off (where AuEq = Au (g/t) + Ag (g/t) x 20/1300), where 20 and 1,300 represent the silver and gold price in US$ per troy ounce. The Mineral Resources classified as Measured, Indicated and Inferred, by vein, are shown in Table 14.11 to Table Table 14.3.

Table 14.11    Block Model Estimates by Vein (Measured Resource)

Measured Resource
Block/Vein	Tonnes (Mt)	Au (g/t)	Ag (g/t)	Contained Au Oz (k oz)	Contained Ag Oz (k oz)
Victoria	0.114	7.2	317	27	1,160
Roberta	0.104	5.1	217	17	730
Robertita	0.130	10.4	468	43	1,960
Marina1	0.022	4.7	278	3	200
Alexa	0.043	8.3	461	11	640
Castellana	0.042	3.6	432	5	580
Tayoltita	0.019	3.5	280	2	170
Marina 2	0.015	5.1	327	2	160
Elia	0.097	14.4	1,012	45	3,160
San Enrique	0.059	5.2	257	10	490
Aranza	0.042	5.2	498	7	670
America	0.036	4.5	793	5	920
Gabriela	0.041	3.4	345	4	450
Magdalena	0.006	1.4	221	0.3	45
Total	0.768	7.4	457	183	11,280

Table 14.12    Block Model Estimates by Vein (Indicated Resource)

Indicated Resource
Block/Vein	Tonnes (Mt)	Au (g/t)	Ag (g/t)	Contained Au Oz ( k oz)	Contained Ag Oz (k oz)

April 2014	78

San Dimas Technical Report

Victoria	0.332	17.2	543	184	5,790
Roberta	0.611	7.4	312	145	6,130
Robertita	0.507	11.3	554	184	9,040
Marina1	0.276	5.9	373	52	3,310
Alexa	0.221	5.7	282	41	2,000
Santa Lucia	0.317	2.3	358	23	3,650
Castellana	0.136	3.3	368	14	1,610
Tayoltita	0.113	3.2	260	12	950
Celia	0.161	3.1	342	16	1,770
Marina 2	0.106	7.0	443	24	1,5010
Elia	0.096	10.8	818	33	2,520
San Enrique	0.096	4.0	220	12	680
Aranza	0.079	3.4	316	9	800
America	0.066	4.2	702	9	1,490
Gabriela	0.045	2.5	256	4	370
Noche Buena	0.074	3.8	326	9	780
Gloria	0.031	9.0	530	9	530
Cristina	0.035	2.7	338	3	380
Jael	0.060	4.7	352	9	680
Marissa	0.042	7.0	801	9	1,080
San Salvador	0.011	1.2	133	0.4	50
Soledad	0.040	5.5	475	7	610
Sta Gertrudis	0.017	3.4	541	2	300
Pozolera	0.019	2.8	449	2	270
Angelica	0.007	2.0	146	0.5	30

April 2014	79

San Dimas Technical Report

El Oro	0.007	4.5	191	1	40
Magdelena	0.008	1.3	226	0.3	60
Total	3.510	7.2	411	810	46.430

Table 14.13    Block Model Estimates by Vein (Inferred Resource)

Inferred Resource
Block/Vein	Tonnes (Mt)	Au (g/t)	Ag (g/t)	Contained Au Oz (k oz)	Contained Ag Oz (k oz)
Victoria	0.577	12.2	432	226	8,010
Roberta	0.290	3.9	193	36	1,800
Robertita	0.351	11.3	396	128	4,470
Marina1	0.575	2.2	161	40	2,970
Alexa	0.426	4.1	200	56	2,730
Santa Lucia	0.336	1.5	264	17	2,850
Castellana	0.227	3.3	357	24	2,610
Tayoltita	0.242	2.7	224	21	1,750
Celia	0.117	2.6	350	10	1,320
Marina 2	0.101	6.6	457	21	1,490
Elia	0.028	4.6	327	4	290
San Enrique	0.051	3.5	201	6	330
Aranza	0.054	3.1	284	5	490
America	0.030	3.9	663	4	640
Gabriela	0.039	2.6	263	3	330
Noche Buena	0.049	3.1	277	5	440
Gloria	0.074	5.4	340	13	810
Cristina	0.071	2.6	308	6	700
Jael	0.027	3.8	269	3	230

April 2014	80

San Dimas Technical Report

Marissa	0.041	8.9	980	12	1,290
San Salvador	0.059	1.0	92	2	180
Soledad	0.027	4.4	395	4	340
Sta Gertrudis	0.042	2.3	287	3	390
Pozolera	0.022	2.2	396	2	280
Angelica	0.020	1.3	106	1	70
El Oro	0.020	3.3	240	2	150
Magdelena	0.010	1.5	274	0.5	90
Total	3.905	5.2	295	650	37,000

14.3      Polygonal Estimates

No additional work was carried out on the portion of the Mineral Resources estimated by polygonal methods during 2013. A number of the veins with Mineral Resources estimated using the polygonal method for the 2012 report have had their Mineral resources estimated using the block modelling method for this report.

14.3.1    History of Polygonal Estimates

Historically Primero and its predecessors had estimated all resources and reserves by a polygonal method on vertical long projections of the individual veins. These were amalgamated into a database that comprised a listing of blocks within veins in the different mining blocks, which are the fault-bounded blocks discussed in Section 7. These entries were tabulated and graphically represented in both a Mineral Resource and Mineral Reserve book, or compendiums, which appear to have been produced each year. In 2011, after the 27 main producing veins, located in the Central Block and Sinaloa Graben, were removed for block modelling, a total of 238 entries were left in the database. These remaining entries, some of which are broad extrapolations, were initially reviewed by Primero and sorted by data support. They were then reviewed by AMC and Primero jointly and now make up that portion of the Inferred Mineral Resources which is shown in Table 14.15 as being “polygonal” after adjustments are made annually for blocks now being estimated in block models and blocks depleted by mining. This review also included the “Total Probable Reserves by Diamond Drilling” quoted in the December 2010 statement, none of which remain in Mineral Reserves and are now classified as Inferred Mineral Resources or exploration targets.

The text in the WGM Technical Report of March 2011 mainly refers to the estimation of the Mineral Reserves derived from blocks deemed to be in the Measured and Indicated categories. When these shapes were drawn and volumes calculated, they were then diluted, so that Mineral Reserves were stated without the Mineral Resources first being estimated or stated. However, there is some discussion on the Inferred Resources in the above mentioned report that is included below. It discusses the entries which have been put together over time and refers to how Luismin viewed the compilation of Inferred Resources.

April 2014	81

San Dimas Technical Report

“Luismin also estimates Inferred Mineral Resources based on the geological interpretation of partially explored veins and the vertical extent of the "Favourable Zone" of the epithermal mineralization. An average grade is determined from the average metal values of widely spaced samples collected variously, when present, from outcrops, widely spaced drillholes and underground workings.

Past mining experience shows that economic mineralization is confined to an epithermal zone with a distinct top and bottom called the Favourable Zone and that mineralization within a vein in the Favourable Zone is very irregular but statistically occupies 30% of vein in the zone. The extent of extrapolation of an individual vein in the Favourable Zone is based on structural and stratigraphic relationships supported by geochemical trace element studies and fluid inclusion studies. The extrapolation of a particular vein is based on various individual criteria, e.g. the height of the Favourable Zone, the knowledge of the structure and its extension through the interception of the structure in underground workings, by surface exposure and/or by intersection with diamond drillholes. The strength, width and character of the individual vein determine the geological confidence in the distance of the extrapolation of the vein.

A total of more than 100 veins, at Tayoltita, San Antonio and Santa Rita comprise the Inferred Mineral Resource of the San Dimas District. The various veins and the corresponding length, width and height projected are used to determine the total volume/tonnage of the Favourable Zone and ultimately the 30% of the total tonnage figure represents the Inferred Mineral Resources.”

14.3.2    AMC Review

Initially, a thorough review was carried out by Primero on the Mineral Resources and Mineral Reserves that were stated for December 2010. These estimates were made up of some 300 entries. It is understood that many of these were legacy blocks that had not been put in context recently, and the Mineral Reserves as stated did not form the basis of the current mine plan. The main outcomes of this review were as follows:

0.9 M tonnes of the then Proven Reserves were in abandoned areas that are not part of the current mining plan.

2.1 M tonnes of the then Probable Reserves were based on individual drillholes and were in isolated blocks spread out in more than 50 different veins. These blocks were in different planes and the distance between pierce points was up to 324 m. In addition low grade intercepts were ignored in the estimation.

7.4 M tonnes of Inferred Resources were estimated on geological assumptions only and these blocks were not based on any data.

AMC then reviewed all the entries and, after removing the veins which were to be block modelled, the remaining veins outside were critically examined on the basis of support, and reclassified. These fell into three categories:

Inferred Resources where “quantity and grade or quality can be estimated on the basis of geological evidence and limited sampling and reasonably assumed, but not verified, geological and grade continuity” 2.

________________________________________________________
2 From CIM Definition Standards, November 27, 2010

April 2014	82

San Dimas Technical Report

Blocks with poor support, but which represent excellent exploration targets.

Blocks removed as being low grade, with poor or no support and / or away from current activities.

The total Inferred Mineral Resources estimated by the polygonal method are shown by vein in Table 14.14.

14.3.3    Calculation of Tonnage

For the estimation of the “Probable Mineral Reserves based on Diamond Drilling”, the method employed was as follows: a square was drawn on the vertical longitudinal section with the drill hole centered on the square. Shape and size of the square depended upon the geological interpretation and thickness of the veins. This ranged from 25 m by 25 m for veins less than 1.0 m thick to 50 m by 50 m for veins greater than 1.5 m thick. This procedure was not replicated by AMC but was accepted for this exercise, with these blocks now all being classified as Inferred Mineral Resources. An example view of such polygons is shown on a long section in Figure 14.5.

Figure 14.5 Example of Polygons on a Schematic Long Section

The tonnage can be calculated by length times height times vein thickness, or can be calculated using Autocad, as discussed in Section 12 for more complex shapes and in more recent estimates. In all historical cases, a bulk density of 2.7 t/m3 has been used; this has not been changed for this estimate.

14.3.4    Results of Review of Polygons

The total Inferred Mineral Resource for the historical polygons has been reported above a nominal 2 g/t AuEq cut-off (where AuEq = Au (g/t) + Ag (g/t) x 20/1300). Building on the work in 2011, polygons which have been block modelled have been removed from the total. This resulted in no polygonal blocks remaining in the Sinola Graben block. In addition material mined from the polygonal Mineral Resources, in 2012 and 2013 has been removed from the total below. The breakdown for the Inferred Mineral Resources by mining area is shown in Table 14.14.

April 2014	83

San Dimas Technical Report

Table 14.14    Polygonal Inferred Mineral Resource Estimates by Mining Area

Area	Vein	Tonnes (Mt)	Au (g/t)	Ag (g/t)	Contained Au Oz (oz)	Contained Ag Oz (k oz)
Tayoltita	Multiple	1.830	2.9	302	171,000	17,720
Santa Rita	Multiple	0.934	2.7	363	82,000	10,910
Central Block	Multiple	0.293	5.1	364	48,000	3,430
Alto Arana Norte	Multiple	0.320	3.0	281	32,000	2,890
El Cristo Area	Multiple	0.114	4.0	266	15,000	970
San Vicente Area	Multiple	0.043	4.7	253	6,500	350
Less depleted by mining	Multiple	0.100	2.6	191	8300	612
Total		3,430	3.1	323	344,000	35,660

14.4      Mineral Resource Estimate

The estimated Mineral Resources as at December 31, 2013 are shown in Table 14.11. As discussed above, the Inferred Mineral Resource is a combination of block modelled and polygonal estimates. A simplified summary without the distinction of methodology applied is shown in Table 14.1.

Table 14.15    Summary of Estimated Mineral Resources as at December 31, 2013

	Category	Tonnes (Mt)	Au (g/t)	Ag (g/t)	Contained Au Oz (k oz)	Contained Ag Oz (k oz)
Block Model	Measured	0.770	7.4	457	182	11,284
Block Model	Indicated	3.510	7.2	411	810	46,429
Block Model	Total M & I	4.280	7.2	419	1,000	57,713
Block Model	Inferred	3.905	5.2	295	650	37,000
Polygonal	Inferred	3.430	3.1	323	340	35,600

Notes:

1.	Mineral Resources stated according to CIM guidelines.
2.	Mineral Resources include Mineral Reserves.
3.	A 2g/t AuEq cutoff grade is applied, where AuEq is calculated at a gold price of US$1,300 per troy ounce and a silver price of US$20 per troy ounce.
4.	A constant bulk density of 2.7 tonnes/m3 has been used.

AMC is not aware of any known environmental, permitting, legal, title, taxation, socio-economic, marketing, political, or other relevant factors which may materially affect the Mineral Resources.

14.5      Comparison Year End-2012 and Year End-2013 Mineral Resources

Table 14.16 shows a comparison of the Mineral Resources for the end of December 2013 with those stated for the end of December 2012.

April 2014	84

San Dimas Technical Report

Table 14.16    Comparison of December 31, 2012 to December 31, 2013 Mineral Resources

Classification		Tonnes (Mt)	Au (g/t)	Ag (g/t)	Contained Au Oz (koz)	Contained Ag Oz (koz)
Measured	2012	0	0	0	0	0
	2013	0.770	7.4	457	182	11,284
	Difference	0.770	7.4	457	182	11,284
	% Diff	100%	100%	100%	100%	100%
Indicated	2012	3.750	6.5	389	780	46,880
	2013	3.510	7.2	411	814	46,429
	Difference	-0.24	0.7	22	34	-451
	% Diff	-6%	11%	6%	4.%	-1%
Inferred	2012	6.14	3.9	327	760	64,340
	2013	7.33	4.2	308	998	72,647
	Difference	1.19	0.3	-19	238	8,307
	% Diff	20%	8%	-6%	32%	13%

The comparison indicates a 12% increase in tonnes in the total Measured & Indicated Mineral Resource category. With minor changes in gold and silver grades (<10%), a 22% increase in gold contained ounces and a 19% increase in silver contained ounces are seen between 2013 and 2012. The difference is primarily associated with gains from delineation by drifting, addition of lenses associated with some veins and drilling where the assaying has been carried out at the SGS laboratory. Since the last estimate there have been thirteen veins included in Tayoltita and Santa Rita has been expanded into four veins. Additionally twenty-three blocks (two in 2012 and twenty-one in 2013) have been moved from a polygonal estimate to a block model. The lower metal price assumptions in 2013 have had only a minor impact on the estimated Mineral Resources, with the ratio between the $Au/$Ag remaining the same. There was no change in the cut-off for reporting.

14.5.1    Exploration Potential

There is significant exploration potential at San Dimas beyond the stated Mineral Resources and Mineral Reserves. The scale of the identified targets was not thoroughly reviewed at December 31, 2013, but is expected to remain in the order of 6-10 million tonnes at grade ranges of 3-5 grams gold per tonne and 200-400 grams of silver per tonne, as estimated at December 31, 2011. This potential mineralization has been estimated by Primero from geological and grade modelling. It should be noted that these targets are conceptual in nature. There has been insufficient exploration to define an associated Mineral Resource and it is uncertain if further exploration will result in the targets being delineated as a Mineral Resource.

April 2014	85

San Dimas Technical Report

15         MINERAL RESERVE ESTIMATES

15.1      Introduction

Mineral Resources are converted to Mineral Reserves by applying mining cut-off grades, mining dilution, and mining recovery factors on an individual vein mining block basis. Measured Resources are converted to Proven Reserves and Indicated Resources are converted to Probable Reserves.

15.2      Methodology

The Mineral Reserves estimation process involves applying a series of modifying factors to nine metre long by three metre high mining blocks in longsection view. The mining method for each mining block is selected based on the vein width, dip and continuity, using the conceptual mine designs as a guide. The end-of-year 2013 Mineral Reserve estimate assumes that a combination of cut-and-fill and longhole mining will continue to be employed at San Dimas. San Dimas is introducing the use of longhole mining rather than cut-and-fill on an increasing scale, with ore tonnes mined by longhole assumed to increase from current levels of approximately 15% to 30% in 2014 and 40% over the life of the mine.

Waste dilution at zero grade is then added to the mining blocks based on the vein width, vein dip and selected mining method. Mining dilution assumptions are summarized in Section 15.4.1. The average dilution for the end-of-year 2013 Reserves was 50%, meaning that for every 100 tonnes of ore mined, 50 t of waste is mined.

A cut-off grade is then applied to only include blocks for which the revenue from that block will cover all mine operating and selling costs. At the forecast metal prices of $1,250 per ounce Au and $20 per ounce Ag, the break-even cut-off grade was calculated at 2.69 g/t AuEq, as outlined in Section 15.3. However, mining practicalities are also taken into account so some isolated blocks above cut-off were excluded and some mining blocks below cut-off were included in Mineral Reserves if the block must be mined to access other ore and a choice is to be made on in-vein material being sent to the mill as ore or categorized as waste.

A mining recovery factor is then applied, as summarized in Section 15.4.2. The average mining recovery for the end-of-year 2013 Reserves is 93%.

15.3      Mining Cut-off Grade

The gold equivalent (AuEq) cut-off grade is used for Mineral Reserve estimation to account for the revenue generated from the sale of both Au and Ag. The AuEq grade is calculated by:

Where,

Au is the gold grade in grams per tonne

Ag is the silver grade is grams per tonne.

A mine cut-off grade of 2.69 g/t AuEq was calculated based on the parameters summarized in Table 15.1. Operating costs and metallurgical recoveries are in line with actual cost for 2013.

April 2014	86

San Dimas Technical Report

Table 15.1    Cut-off Grade Calculation Parameters

Parameter	Value
Operating cost per tonne	$102.43
Selling cost per tonne	$2.53
Au metallurgical recovery	97%
Ag metallurgical recovery	94%
Au price per oz	$1,250.00
Ag price per oz	20.00
Ag price realised	$4.16
Exchange MX Peso/US$	13.00

See Section 19.2 for explanation of the silver price

The cut-off grade of 2.69 g/t AuEq requires that the material in question carry all mine operating and selling costs. Where all development to a given mining area is in place, a mining block cut-off grade of 2.00 g/t AuEq has been used (Marginal 1-Type Ore). Where mining in a given vein is underway and a choice is to be made on in-vein material being sent to the mill as ore or categorized as waste, a third cutoff grade of 0.71 g/t AuEq has been employed (Marginal 2-Type Ore). Percentages of Marginal 1-Type and Marginal 2-Type ores in the Reserves are 8% tonnes & 2% ounces and 4% tonnes & 1% ounces respectively.

15.4      Dilution and Mining Recovery Factors

15.4.1    Dilution

Waste dilution at a zero grade and a density of 2.7 tonnes per cubic metre is added to the ore tonnes from the block model. Overall average dilution, planned and unplanned, is estimated at 50%.

Planned dilution is applied by assuming minimum mining widths depending on the mining method selected and the equipment used. Cut-and-fill minimum mining widths of 1.0 metre and 3.0 metres are applied for jackleg and jumbo mining respectively. A minimum mining width of 1.5 metres has been used for longhole mining.

Unplanned overbreak on each side of the planned mining width is assumed to be 0.2 metres for cut and fill and 0.3 metres for longhole mining. For each mining method, 0.2 m of fill floor dilution has been assumed. Figures 15.1 and 15.2 are illustrations of the dilution assessment approach for each type of vein width/ equipment use.

April 2014	87

San Dimas Technical Report

Figure 15.1    Dilution Schematic – Jumbo Mining

Figure 15.2    Dilution Schematic – Jackleg Mining

15.4.2    Mining Recovery Factors

Other than for sill mining, average recovery throughout each mining block for both cut-and-fill and longhole mining has been assumed to be 95%. For sill pillars, which in the modelling process have been assumed to be the 3 metres thickness at the top of the mining block and immediately below the sill drive, a factor of 75% has been used.

April 2014	88

San Dimas Technical Report

15.5      Mineral Reserves Estimate

15.5.1    Mineral Reserves Statement

San Dimas Mineral Reserves have been estimated as per Table 15.2 below.

Table 15.2      Summary of Estimated Mineral Reserves as at December 31, 2013

Classification	Tonnes (Mt)	Au (g/t)	Ag (g/t)	Contained Au (koz)	Contained Ag (koz)
Proven	0.924	5.6	345	166	10,256
Probable	3.970	5.5	307	704	39,223
Proven and Probable	4.893	5.5	315	870	49,479

Notes:
• Cut-off grade of 2.69g/t AuEq based on total operating cost of US$104.73/t. Metal prices assumed are Au - US$1,250 per troy ounce and Ag - US$20 per troy ounce. Silver supply contract obligations have been referenced in determining overall vein reserve estimate viability.
• Processing recovery factors for gold and silver of 97% and 94% assumed.
• Exchange rate assumed is 13 pesos/US$1.00.

15.5.2    Breakdown of Mineral Reserves by Vein

Table 15.3 shows the breakdown by vein of tonnes and grade for the 24 veins and the ore stockpile comprising the Mineral Reserve. Note that the Angelica, Magdalena, and San Salvador veins contain Measured and/or Indicated Mineral Resources, but have not been included in Mineral Reserves because there are currently insufficient ore tonnes to make the veins economically viable after allowing for all operating costs and capital expenditure to access the stopes.

April 2014	892

San Dimas Technical Report

Table 15.3    Reserves Breakdown by Vein

Vein	Proven			Probable			Proven and Probable
	Tonnes (kt)	Au (g/t)	Ag (g/t)	Tonnes (t)	Au (g/t)	Ag (g/t)	Tonnes (t)	Au (g/t)	Ag (g/t)
Alexa	53	6.5	361	252	4.8	235	304	5.1	257
America	42	3.4	607	89	2.9	485	132	3.1	524
Aranza	49	3.8	373	70	3.1	286	119	3.4	322
Castellana	47	2.7	325	155	2.5	274	202	2.5	286
Celia	0	0.0	0	161	2.2	255	161	2.2	255
Cristina	0	0.0	0	31	2.3	301	31	2.3	301
Elia	146	9.0	640	123	7.2	548	269	8.2	598
San Enrique	52	4.8	240	82	3.7	207	134	4.1	220
Gabriela	44	2.8	286	38	2.3	236	82	2.5	263
Santa Gertrudis	0	0.0	0	29	1.9	302	29	1.9	302
Gloria	0	0.0	0	56	4.1	243	56	4.1	243
Jael	0	0.0	0	74	3.5	261	74	3.5	261
Santa Lucia	0	0.0	0	272	2.1	319	272	2.1	319
Marina 1	25	3.7	220	307	4.6	296	331	4.5	290
Marina 2	15	3.7	242	107	5.8	363	122	5.5	348
Marisa	0	0.0	0	46	5.7	645	46	5.7	645
Noche Buena	0	0.0	0	94	2.5	212	94	2.5	212
El Oro	0	0.0	0	8	3.6	149	8	3.6	149
Pozolera	0	0.0	0	24	1.9	308	24	1.9	308
Roberta	115	3.8	163	640	5.6	231	755	5.4	221
Robertita	161	7.4	332	745	6.6	323	907	6.8	324
Soledad	0	0.0	0	48	3.8	320	48	3.8	320
Tayoltita	24	2.5	191	116	2.8	218	140	2.7	214
Victoria	122	5.6	234	403	13.3	411	525	11.5	370
Stockpile	29	5.1	272	0	0.0	0	29	5.1	272
Total	924	5.6	345	3,970	5.5	307	4,893	5.5	315

Note:

•    Footnotes for Table 15.2 apply.

15.5.3    Conversion of Indicated Resources to Reserves

Mineral Reserve tonnes are 14% higher than Measured and Indicated Mineral Resource tonnes, and Reserve grades of gold and silver are 24% lower than Resource grades, largely due to mining dilution. Reserve ounces of gold and silver are 13% less than Resource ounces; this is mainly a reflection of stope design and areas that are not economically viable under the Reserve cost and price parameters because of grade and/or location.

April 2014	90

San Dimas Technical Report

15.5.4    Reserve Sensitivity

As a simple sensitivity exercise, gold prices of $1,100 and $1,400 per ounce of gold were applied to the final Mineral Reserve estimate, keeping the silver price constant at $20 per ounce. For both sensitivity scenarios, total Mineral Reserve tonnes and ounces changed by less than 3%. This highlights the relative insensitivity of the deposit to changes in metal prices.

15.6      Comparison Year End-2012 and Year End-2013 Mineral Reserves

Table 15.4 shows tonnes, grades and ounces for December 2012 Reserves as reported and December 2013 Reserves. Comparison of Proved and Probable Reserves indicates 7% more tonnes, 32% more Au ounces and 26% more Ag ounces from 2012 to 2013. The 2013 total also includes the depletion through mining in 2013.

Table 15.4    Comparison of Year End-2012 and Year End-2013 Mineral Reserves

Reporting Date	Classification	Tonnes (Mt)	Au (g/t)	Ag (g/t)	Containe d Au (k oz)	Containe d Ag (k oz)
Dec 31, 2012	Proven	0	0.0	0	0	0
	Probable	4.579	4.5	267	660	39,377
	Proven and Probable	4.579	4.5	267	660	39,377
Dec 31, 2013	Proven	0.924	5.6	345	166	10,256
	Probable	3.970	5.5	307	704	39,223
	Proven and Probable	4.893	5.5	315	870	49,479

The predominant reason for the increase in Mineral Reserves from end-2012 to end-2013 is the increase in Mineral Resources from which the Mineral Reserves are estimated (see Section 14.5) . The number of block-modelled veins containing Measured and/or Indicated Resources has increased from 18 to 39 veins, with an additional 364,000 Mineral Reserve tonnes coming from the additional veins.

The 23% increase in Mineral Reserve Au grade is mostly due to the increase in grade at Victoria, from 3.2 g/t to 11.5 g/t. The high-grade zones of the Victoria vein are located below current workings and Primero expects to access these zones by mid-2015.

15.7      Discussion on 2013 Production and Estimated Mineral Reserves

The reported mined gold grade for 2013 was 4.7 g/t, approximately 4% higher than the average December 2012 Reserves grade, but approximately 15% lower than the average December 2013 Reserves grade. As discussed in Section 15.6, the primary reason for the increased gold grade in the December 2013 Reserve estimate is because of additional high grade tonnes from the Victoria vein. Primero expects to access this high grade zone within the next 18 months and it is likely that mined grades will be lower than the December 2013 Reserves grades until stope production in this zone commences. The average mined silver grade in 2013 was 258 g/t, approximately 3% lower than the average December 2012 Reserves grade. Again, Primero expects mined silver grades to increase once the high grade Victoria zone is accessed, to be more in line with the December 2013 Reserve estimate.

April 2014	91

San Dimas Technical Report

16      MINING METHODS

16.1      General Description

The San Dimas Mine includes five underground gold and silver mining areas: West Block (San Antonio Mine), Sinaloa Graben Block, Central Block, Tayoltita Block, and the Arana Hangingwall Block (Santa Rita Mine). In 2013, 60% of ore production came from the Central Block, 26% from Sinaloa Graben, and 14% from Tayoltita. A plan view of the mining blocks and the main access tunnels is shown in Figure 16.1.

Mining activities are conducted by both contractor and Primero personnel. Two mining methods are currently being practiced at San Dimas, cut-and-fill and longhole mining. Cut-and-fill is carried out by either jumbos or jackleg drills. Primary access is provided by adits and internal ramps from an extensive tunnel system through the steep, mountainous terrain. Vein thickness varies from 0.1 m up to 10 m with the average around 1.5 - 2.0 m. Some veins have a strike length of more than 1,500 m. Vein dips vary from about 35° to sub-vertical, the latter being decidedly more prevalent.

Figure 16.1    San Dimas Mining Areas

April 2014	92

San Dimas Technical Report

16.2      San Dimas Production & Costs

16.2.1    Production

San Dimas historical production through to the end of 2013 has been referenced earlier in Table 6.3 of Section 6. Primero acquired the San Dimas Mine on 6 August 2010. Metal production in 2013 was 111,983 ounces of gold and 6.05 million ounces of silver. Ore milled tonnes and grade statistics for 2010, 2011, 2012 and 2013 are summarized in Table 16.1.

Table 16.1   San Dimas Production 2010 to 2013

Year	Tonnes (kt)	Grade
		Au (g/t)	Ag (g/t)
2010	612	4.5	244
2011	663	3.9	226
2012	721	3.9	234
2013	767	4.7	258

Ore production has increased each year for the past four years, from approximately 1,677 TPD in 2010 to 2,100 TPD in 2013. Combined with higher grades, 2013 was a record production for San Dimas since Primero acquired the operation.

Table 16.2 shows 2013 mine production by vein and mining area. Approximately 60% of production was mined in the Central Block, with two veins—Robertita and Roberta—contributing about 44% of the mine total. Note that mine production is 25 kt higher that mill throughput in 2013. This additional ore was placed in the stockpile.

Table 16.2    2013 Mine Production by Vein and Area

Mining Block	Vein	Tonnes (kt)	Au Grade (g/t)	Ag Grade (g/t)
Tayoltita	Tayoltita	113	3.3	194
Central Block	Roberta	204	4.7	206
	Robertita	143	6.1	309
	Marina I	37	4.4	249
	Castellana	35	2.5	195
	San Enrique	17	4.5	208
	Gloria	12	3.3	163

April 2014	93

San Dimas Technical Report

Mining Block	Vein	Tonnes (kt)	Au Grade (g/t)	Ag Grade (g/t)
	Marina II	11	6.4	362
	Jael	7	2.4	155
	El Oro	7	3.8	196
	Gertrudis	3	3.1	243
Sinaloa Graben	Elia	119	5.5	397
	Victoria	55	5.1	258
	Aranza	21	2.6	212
	Alexa	8	4.6	227
Total San Dimas		792	4.7	258

16.2.2   Operating Costs

Table 16.3 shows a breakdown of 2013 costs by operating function. Total costs, inclusive of refining expenses, were $85.8 million. Cost per tonne milled was $109.69, taking into account the 25 kt of ore that was added to the stockpile over the year.

The unit operating cost for 2013 was approximately 5% higher than budget, mainly due to the increased cost of consumables and higher labour costs.

Table 16.3      2013 Operating Cost Breakdown by Operating Function

Function	Total Cost ($ million)	Unit Cost ($/tonne)
Mining	50.9	64.20
Processing	20.4	26.55
G&A	12.5	16.34
Refining	2.0	2.60
Total San Dimas	85.8	109.69

16.3    Mining Methods & Mine Design

16.3.1   Geotechnical and Hydrogeological Considerations

Ground conditions throughout most of the San Dimas operations are good. The need for installation of ground support is assessed on an on-going basis as development and stoping progresses. In flatter-dip vein areas where the stopes tend to be wider, rock bolts and screen may be installed and low-grade pillars

April 2014	94

San Dimas Technical Report

left for support. Apart from in some minor problem areas, in general, no bolting is used in the main haulage ramps and drifts. Shotcrete, steel arches and lagging are also used as deemed necessary.

Figure 16.2 shows the back of a wider stoping area where bolts and screen have been installed.

Figure 16.2    Back Support in Wider Stoping Area

Water inflow has not been a significant concern in the San Dimas mine area. Indicative of this are dewatering requirements for the mine pumping systems as noted in Section 16.3.8.

16.3.2    Development and Access

Access to the mining areas is by adits and internal ramps. The main adits from surface are shown in Figure 16.1. Central Block and Sinaloa Graben rely solely on truck haulage, whereas Tayoltita ore is transported to the mill via rail. Main accesses are typically driven at 5 m wide by 5 m high, with accesses to the stopes at 3 m wide by 3 m high. Typical rail haulageway dimensions are 3.5 m wide by 3.5 m high. Main ramps are generally driven at a gradient of 15%.

The perspective view shown as Figure 16.3 is an example of development adjacent to a vein, in this case the Marina 1 vein. Internal ramps connect stopes from both the hangingwall and footwall and often, when two or more veins are in close proximity, single ramps can provide access to multiple veins. In the case of Marina 1, ore is typically hauled out the San Luis tunnel, through ore passes connecting to the San Fransico tunnel and then hauled directly to the mill.

April 2014	95

San Dimas Technical Report

Figure 16.3   Marina 1 Vein Access Development

16.3.3    Mining Methods & Stope Design

The predominant mining methods at San Dimas are mechanized cut-and-fill and longhole mining. Longhole mining was introduced in 2012 and is becoming increasingly important.

Cut-and-fill mining is carried out using drill jumbos or jacklegs and load-haul-dump machines. Minimum mining widths of 2.5 m and 0.8 m for jumbo and jackleg mining respectively may be attainable. For reserve estimation, Primero has used respective values of 3.0 m and 1.0 m as these are more representative of current mining practices. Waste rock is used as fill material and provides both wall support and a working base from which to take subsequent cuts after the initial sill cut.

Figure 16.6 is a representative long-section schematic showing the cut pattern followed after establishing accesses such as those depicted in Figure 16.4 above. Typically, an initial 3.5 m-high sill cut is taken followed by a second 3.0 m cut. Waste rock is then used to fill the void to about 1.0 m from the back so as to form the working floor for the next cut. The next 3.0 m cut is then breasted down on top of the fill. When this ore is mucked out, filling occurs again to within about 1.0 m of the back. The process is repeated until within about 4.0 m of the next sill cut. Sills beneath waste fill are mined using uppers. The general mining recovery factor is about 95%, and that for sill mining is about 75%.

April 2014	96

San Dimas Technical Report

Figure 16.4    Cut-and-Fill Long Section Schematic

Figure 16.7 is a photograph showing a typical stope cut with a paint-line marked on the footwall. This indicates the depth to which the stope is to be filled and also serves as a reference line to prevent over-dig in subsequent mucking.

Figure 16.5    Cut-and-Fill Stope Cut

Longhole mining consists of drilling production holes in the pillar between two mineralized drifts. A minimum mining width of 1.0m is envisaged for the method. A drop raise or an inverse raise is drilled and blasted at the extremity of the mining block. The length of the block is determined relative to the geotechnical condition of the exposed walls. Stopes can be mined either with up-holes or down-holes, with respective maximum heights of 12 m and 15 m. The longhole mining method offers increased productivity, lower unit operating costs, and reduced waste dilution in veins of consistent geometry.

A typical section of an uphole longhole stope is shown in Figure 16.6. Twelve metre long upholes are drilled from the lower drift. In this example, the blast holes are stopped 4 m from breakthrough into the upper drift to maintain a sill pillar. Where possible, holes are drilled along the contact of the vein and typical overbreak on the hangingwall and footwall is approximately 0.3 m. San Dimas has regularly mined veins less than 1m in width with success using this method. However, for reserve estimation, a minimum mining width of 1.5 m was used, plus 0.3 m overbeak on each wall. This was done to account for irregularity of the vein over the height of the stope. A stope optimization exercise was conducted on several veins using the “Mineable Stope Optimizer” module of CAE Studio 3 software. Using a minimum mining width of 1 m, overall tonnes and grades matched the reserves estimates within 5%.

April 2014	97

San Dimas Technical Report

Longhole mining is increasingly being used for pillar recovery and mining of new stoping blocks. The Alexa vein, which will begin stope production in 2014, is planned to be mined completely using longhole mining.

Figure 16.6      Longhole Uphole Stope Section

16.3.4    Ore & Waste Haulage

The basis for ore haulage at San Dimas is LHD equipment feeding either truck or rail haulage to the mill at Tayoltita. Development waste is generally moved to stopes as fill.

Tayoltita Mine - ore moved from stopes by LHD, then by rail haulage to surface through the main access tunnel.

Santa Rita - ore hauled by LHD to either an internal shaft or directly to rail haulage in the main access tunnel. The shaft has a double drum hoist with 2.2 t skips.

Central Block - ore haulage is by LHD equipment, then by truck through the San Francisco Tunnel and onwards by road to the Tayoltita mill.

Sinaloa Graben - similar to Central Block; the tunnels that serve as the main haulage levels for the Sinaloa Graben (and the Central Block) areas were completed during the first quarter of 2010.

April 2014	98

San Dimas Technical Report

16.3.5    Equipment and Manpower

The workforce at San Dimas is made up of company personnel (staff and unionized) and contractor personnel. Table 16.4 is a breakdown of personnel as of February 2014.

Table 16.4      San Dimas Personnel at February 2014

Area	Sub total	Staff	Hourly Union	Hourly Non- Union	Teachers	Power Plant	Contractor
Mill	105	14	68	23
Mine – Central Block	322	22	219	31			50
Mine – Sinaloa Graben	124	9	60	32			23
Mine – Tayoltita	107	5	102
Mine – Projects	18	2	12	4
Mine - Services	27	2	23	2
Geology	108	32	31	45
Planning	33	20	12	1
Maintenance – Mech and Elec	146	27	100	6		13
Maintenance – Diesel	94	20	58	16
Human Resources	41	18		4	19
Procurement	16	5	5	6
Administration	115	29		87
Safety and Environment	14	9	3	2
Engineering and Construction	23	8		15
Truchas Project	6	6
Social Responsibility	1	1
Total	1301	229	693	274	19	13	73

April 2014	99

San Dimas Technical Report

Table 16.5 is a summary of operational San Dimas mine equipment as of February 2014. Most truck haulage at San Dimas is carried out using contractor trucks, however additional underground trucks will be added to the San Dimas fleet in 2014. Longhole drilling is conducted using two rental drill rigs, with a third rental unit arriving in 2014. In addition to this, two ANFO explosives loaders, one scaler, and one scissor lift will arrive on site in 2014.

Table 16.5      Equipment Summary

Equipment	Number
Drill jumbo	26
Jumbo bolter	4
Scoop	49
Truck	4
Raisebore	3
Ancillary vehicles	36
Utility vehicles	69

16.3.6    Ventilation

The San Dimas ventilation system is set up in four main circuits, namely Sinaloa Graben, Central Block, Tayoltita and Santa Rita. The four systems operate independently of each other. Fresh air enters at the mine portals and is directed to working areas. Ventilation fans are installed on surface at the top of exhaust raises to pull return air from the mine. Ventilation flows are based on regulatory requirements for the workforce and diesel equipment operating in each zone.

16.3.7    Backfill

As indicated earlier, waste rock material is used as backfill in stopes. Local delivery is by LHD and trucks are employed if longer-distance transport is required.

16.3.8    Dewatering

Dewatering systems comprising main and auxiliary pumps are in place at each of the mine areas.

In the Central Block, main pumps of 100, 150 and 300 hp provide a combined capacity of around 1500 gallons per minute (gpm); actual quantities moved to surface are in the 400 – 500 gpm range.

In the Sinaloa Graben area, two 75 hp pumps (moving 455 m of head) and one 100 hp pump provide over 100 gpm capacity.

One 50 hp pump gives around 100 gpm capacity in the Tayoltita area. Santa Rita has 300 gpm capacity from a 150 hp pump.

Additional pumping requirements and necessary extensions to individual systems have been recognized and allowed for in cost estimating for 2012 and beyond.

April 2014	100

San Dimas Technical Report

16.3.9    Water Supply

Water for the mining operations is obtained from recycled underground water (Central Block), from wells and from the Piaxtla River. Primero supplies water to the town of Tayoltita from an underground thermal spring at the Santa Rita mine.

16.3.10   Power Supply

Electrical power is provided by a combination of Primero’s own hydro generation system (Las Truchas) and the Federal Power Commission Supply System (the FPCSS). This is further discussed in Section 18.3.

16.3.11   Compressed Air

15 compressors supply compressed air to the San Dimas operations; five are diesel powered and 10 are electrically powered.

16.3.12   Explosives

The main powder magazine for the San Dimas operation is located on surface. Explosives are transported from the surface magazine to the underground working faces. Authorized workers have access to the underground power magazines on a daily basis.

16.3.13   Safety

The San Dimas operations reported no fatalities and three lost-time accidents for the period 2013. The combined accident frequency per 200,000 man-hours for 2013 was 1.12. Prior to that, the combined frequency had been reduced from an index of 1.96 in year 2010 to 1.84 in 2011 and then 1.5 in 2012. The company has been following a path of introducing internationally accepted guidelines throughout the operations.

16.4      Production & Scheduling

16.4.1    Development Schedule

The San Dimas underground development plan for 2014 has envisaged a similar development rate and metres of advance as achieved in 2013, approximately 21 km for the year. Of this, approximately 7 km is ore development. Planned waste development consists of 2 km operating waste, 9 km capital infrastructure, and 3 km exploration drifting. The 2014 development effort is mainly being focused in the main mining blocks (Central Block and Sinaloa Graben), as well as accessing new veins.

16.4.2    Production Schedule

Table 16.6 is a summary of the San Dimas production budget for 2014. The increase in production from the second quarter aligns with the completion of the mill expansion to 2,500 TPD at this time.

April 2014	101

San Dimas Technical Report

Table 16.6    San Dimas Mine Production Budget 2014

	Total 2014	Actual 2013
Ore Mined (kt)	894	792
Au Grade (g/t)	4.3	4.7
Ag Grade (g/t)	242	258

16.5      Mining Recommendations

The revised resource and reserve estimation methodology is being incorporated into the mine planning process; this should continue to full implementation. Particular focus should be placed on scheduling of development and fill activities as they will continue to be critical to achieving increased production targets.

Continued focus on implementation of a dilution control program is recommended, with key aspects being mining width, geology control, and drill and blast practices.

Flexibility of decision making should be maintained when determining use of jumbo or jackleg mining relative to a particular stoping situation (vein width, variability, position in cut sequence, ground conditions, etc.).

Initial results with the introduction of longhole mining are encouraging. The adoption of this methodology to all appropriate areas should be pursued.

Numbers and types of equipment should be examined relative to operating location and changing production demands.

A reconciliation exercise of modelled resource and reserve against production should be conducted at year-end.

The level of operating costs is a reflection of several factors, including the number and widespread nature of the mining operations, but it is recommended that a critical examination of those costs be undertaken to identify potential opportunities for improvement.

17      RECOVERY METHODS

17.1      Introduction

The San Dimas District now has one milling facility at Tayoltita to process the production from the four active mining areas in San Dimas. The Tayoltita Mill (Mill) has a conventional process flowsheet (see the simplified flowsheet diagram in Fig 17.1) that employs crushing and grinding followed by cyanidation and zinc precipitation for recovery of the gold and silver.

April 2014	102

San Dimas Technical Report

Table 17.1      Summary of Production 2010 to 2013

	2010	2011	2012	2013
Tonnes Milled	612,253	662,612	721,264	766,930
Grade Au (g/t)	4.46	3.86	3.89	4.67
Grade Ag (g/t)	244	226	234	258
Recovery Au %	97	97	97	97
Recovery Ag %	94	94	95	95
Oz produced Au	85,429	79,564	87,900	111,984
Oz produced Ag	4,532,006	4,628,641	5,134,190	6,054,360

The above table demonstrates the consistency of mill performance and the improvement of the gold and silver grades.

17.2      Tayoltita Mill Description

The Mill presently employs three-stage crushing and three ball mills (12' x 14') that can operate simultaneously or separately to achieve 70% to 75% passing 200 mesh. Leaching is completed in a series of tanks providing minimum of 75 hours of leach residence time. The pregnant solution is recovered in a counter current decant (CCD) circuit with the gold and silver recovered from solution in a zinc precipitation circuit.

Pumping systems to transport high density tailings (53% solids) slurry to a box canyon nearly 2 km distant and with 125 m elevation gain rely on two Putzmeister piston pumps. In 2014, a third similar pump will be installed with a capacity of 3,600 TPD.

Refining uses an induction furnace to produce 1,000 oz silver and gold doré bars (average 98% pure). Since 2012 the Company has implemented a number of initiatives at San Dimas to increase production, reduce costs and expand Mineral Reserves and Mineral Resources. Initiatives designed to increase production include ensuring daily throughput at mill capacity of 2,150 tonnes TPD, which was achieved by end of first quarter 2013. In October 2012 the Company initiated a mine and mill expansion of the San Dimas Mine. The Company has taken a staged approach, initially optimizing existing operations before undertaking expansion of the San Dimas Mine and mill to 912,500 TPY or 2,500 TPD. Construction of the mine and mill expansion was nearly completed during the first quarter of 2014, with the remaining work to be completed during second quarter of 2014.

A further expansion to 3,000 TPD is being contemplated and preliminary engineering has been completed. The expansion will mainly consist of a reconfiguration of crushing plant, including the installation of bigger primary jaw crusher and increased precipitate & refining capacity. In the 3,000 TPD case, additional leaching capacity is also planned.

April 2014	103

San Dimas Technical Report

Figure 17.1    Tayoltita Simplified Flowsheet

18      PROJECT INFRASTRUCTURE

A number of these items have been addressed in Section 5, and will be summarized here.

18.1      Road Access

Access to the San Dimas area by road is from the city of Durango and takes approximately 10 hours. Travel for personnel from either Mazatlan or Durango to Tayoltita by air requires an approximate half hour flight. Most of the personnel and light supplies for the San Dimas Mine arrive on Primero’s regular flights from Mazatlan and Durango. Heavy equipment and supplies are brought in by road from Durango.

18.2      Local Infrastructure

The main infrastructure of the San Dimas District consists of: roads, townsite, airport, crushing and processing facilities of the Tayoltita mill, old San Antonio mill, the Tayoltita / Cupias and San Antonio tailings facilities, Las Truchas hydro generation facilities, a diesel power plant and the San Dimas mines, which are divided into five mining areas. Tayoltita is the most important population centre in the region. Including mining personnel, the population is approximately 8,000 inhabitants. Population outside of this centre is sparse.

18.3      Power and Communications

Electrical power is provided by a combination of Primero’s own hydro generation system (Las Truchas) and the Federal Power Commission Supply System (the FPCSS). Primero operates hydroelectric and back-up diesel generators, which are interconnected with the FPCSS. Primero´s hydro electrical power provides about 75% of the current total requirement of San Dimas Mine during nine months of the year. During the remaining three months of the year, corresponding to the dry season, the operations of San Dimas are mainly supplied by the FPCSS.

April 2014	104

San Dimas Technical Report

Currently under construction is Las Truchas phase 2A, which consists in installing a second generator that will produce an additional 25 GWh and which is scheduled to be in operation at the end of Q3, 2014. The additional power will satisfy nearly 75% of the San Dimas district demand at potential expanded capacity of 3,000 TPD. Additionally, the engineering for the construction of a second dam with a capacity of 18 million m3 has been completed, which could increase hydro capacity to a 100% of potential total future demand.

18.4      Water Supply

Water for the mining operations is obtained from wells and from the Piaxtla River. Water is also supplied by Primero to the town of Tayoltita from an underground thermal spring at the Santa Rita mine.

18.5      Tailings Dams

18.5.1    Introduction

The very rugged mountainous terrain and steep walled canyons in the San Dimas District have presented formidable challenges to tailings management as the scale of operations grew and storage areas were depleted.

At the time of Wheaton River’s acquisition in 2002, Luismin’s practice had been to discharge tailings from the cyanidation mills to multiple unlined structures designed to settle the solids and collect solutions for recycle to the milling operations. The containment dams were typically constructed with cyclone underflow, and the overflow drains to decant structures in the central portion of the dam. Although the design and operating practices complied with Mexican requirements and the relevant permits, the tailings containment sites did not meet international standards. They had not been subjected to comprehensive geotechnical investigations before construction, nor did normal safety factors in dam design apply, or had accepted seepage monitoring and control measures been implemented.

In anticipation of environmental requirements in Mexico becoming more aligned with world standards and therefore to bring the facilities into compliance with international guidelines, a series of improvements were identified as necessary to reduce risk as well as the potential environmental impact. Since 2002, a number of improvements have been made related to the stability of the dams and to the management of the tailings. Since 2011, the tailings containment sites are 100% operational and now comply with international guidelines.

Capital expenditures for environmental purposes since 2004 have been largely focussed on the tailings storage facilities. They have totalled approximately $13.9 million at Tayoltita / Cupias and $9.8 million at San Antonio. In 2013 a total of $0.8 million was spent, primarily in implementation of solution containment for the pipelines and the acquisition of two Putzmister pumps.

18.5.2    Tayoltita Tailings

Historically, the Tayoltita operation had developed numerous tailings disposal sites in the valley near the mill and, in more recent years, the tailings dam was moved up the valley to the east of the mill. The operation used to rely on 10 pumping stations to elevate the thickened tailings to the containment site, and the tailings line and solution return line on cable supports to cross the river valley were previously without any provisions for spill containment in the event of a line failure.

April 2014	105

San Dimas Technical Report

On abandonment of the sites as they filled, the dried tailings were left to dehydrate and efforts to establish a natural vegetation cover were undertaken. The abandoned dams in the area are subject to erosion and instability until remediation measures are taken. On three of the older tailings dams near the Tayoltita mill, the land has been reclaimed for use as a soccer field, a softball field, and a garden nursery respectively.

Monitoring of the Piaxtla River downstream of the Tayoltita tailings deposits has not shown any environmental impact on the water quality, but it may be impacted with higher suspended solids in periods of heavy rainfall. Over the past few years, significant capital improvements have been made at the Tayoltita tailings operation and further improvements to the dam and operating practices are planned. The average value of pH at stations during all sampling events between 2010 and 2013, was 7.3. The historical average concentration of dissolved oxygen (DO) is 7.47 mg / L, while the average flow values calculated for all the stations is 6.07m 3/s, which are within the legal parameters.

During 2007, stages II and III of the AMEC (a consulting company, based in Vancouver) remediation of the Tayoltita tailings dam were completed with the reinforcement of the dam bank via the compaction of 621,800 cubic metres of borrowed material. The 10 relay tailings pumping stations were replaced with two Putzmeister piston pumps with a total working capacity of 3,000 TPD. A third Putzmeister pump will be added in 2014. The Putzmeister piston pump has the capacity to pump high density tailings (53% solids) over a distance of 1,847 metres and total elevation of 125 metres above the mill level. High capacity thickeners have been added to the mill to increase the tailings density and reduce the solution containment, hydrostatic heads, and return capacity required at the tailings dam. At the river crossing, the tailings lines are suspended in a spill recovery trough with provision to divert any spills into a containment area. Currently, all tailing lines are covered to avoid spillage of the solutions. Construction of the initial phase of an earthen berm against the downstream side of the dam was completed to increase the safety factor of the containment structure. During the past year, the most important works were the construction of the third belt filter, comprising excavating the foundation, constructing the building, filter and auxiliary equipment installation and filter instrumentation. This filter has a capacity of 68 tph, adding to the combined capacity of the first two filters of 80 tph. With the new filter, San Dimas achieved 85% efficiency in the tailings filtering process. In the five months that the new filter was operating in 2011, Primero was able to recover an average of 43,000 tonnes of solution each month to be recycled into the leaching process. The third filter also provides redundancy in the event that any one of the filters is not operating. Under the current San Dimas plan, the Tayoltita Mill operation and future expansion will process all ore mined in the district with all tailings deposited in the currently active Cupias tailings disposal dam.

On January 3, 2012, tailings containing 5 ppm cyanide was spilled into the Piaxtla River, impacting a total area of 2.5 kilometres. The spillage was the result of a hole that developed in a tailings pipe. Primero notified Mexican governmental authorities of the accident. As a result of this spill, Primero has taken a number of corrective actions including extending the spill recovery trough referred to above and a full containment of the tailings lines.

On 29 June 2012, an expert consultant visited the site and conducted a general survey of the aquatic life. Main conclusions were that the aquatic life of the area impacted by the spill did not suffer any mid-long term damages and that general conditions were already almost back to normal at the time of the survey. On 13 July 2012, PROFEPA (Mexican federal attorney for environmental protection) released its final resolution regarding the spill, which specified no fines but the obligation for Primero to complete all recommendations, including the implementation of a full containment of the tailings lines.

On September 3, 2012, Primero received final resolution from CNA specifying a fine of $93,500 pesos, which the Company paid on September 20, 2012. On September 17, 2012, following the final resolution from CNA, the Company was notified by PROFEPA that it was fined $31,200 pesos. The resolution notification referred to non-compliance to a “hazardous waste” regulation. In March 2013, the Company expressed its position to PROFEPA that the tailings are not subject to the “hazardous waste” regulation. The Company and PROFEPA came to terms that the tailings are not considered “hazardous waste”, at which point the Company accepted to pay the nominal fine shortly thereafter in the first quarter of 2013.

April 2014	106

San Dimas Technical Report

18.5.3   San Antonio Tailings

Due primarily to the exhausted capacity of the tailings dam, the San Antonio Mill was shutdown in 2003. The tailings dam site is located in a turn in a steep walled river canyon downstream of the mill operation. The river has been diverted through two tunnels which have been excavated in the canyon wall on the inside of the river bend. A third tunnel for road access has been excavated and also serves as an additional channel for the river in high flow periods. In the 2002 due diligence by Wheaton River, the San Antonio tailings dam was identified as a risk to failure due to a low safety factor in the dam, risk associated with an unknown hydrostatic head in the active tailings deposition area, and possible erosion due to a flood event in the adjacent river.

Since the shutdown of the mill operations, some of the risk has been removed by elimination of the hydrostatic head in the dam and diversion of a local drainage channel. It has been proposed that the dam safety factor be increased by extending the concrete wall on the upstream side of the dam and protection of the downstream side by covering with mine waste rock. These measures would also decrease the erosion potential of the tailings. Some of this work has been initiated while options to close and reclaim the tailings dam were studied. DMSL received approval to reclaim the San Antonio dam by stabilizing the tailings in their current location after an environmental assessment, which demonstrated the validity of the plan, was submitted. A scale model was developed that through a series of tests determined the best design from the hydraulic aspect and to determine if some of the design features needed to be augmented. During 2007, in agreement with the design by Knight Piesold (Canadian geotechnical consultant), the emplacement of rock-filled berm began with about 60% completed; however, the rains and lack of an access road significantly affected progress.

During 2008, the works were completed with a cover of compacted concrete on the dam face that will form a three step waterfall in the case of a maximum flow of water (rainfall). The present hydraulic dam design was confirmed during 2008 through a series of tests.

In the last three years, a monitoring phase on the downstream slope was carried out in order to determine the extent of settlement caused by the construction of the rock-fill for stability of the slope. The key question was whether it would be possible to place a concrete cover on top of it. The study was completed and the settlement in the last year found to be minimal, leading Primero to conclude that the concrete can be placed without being affected by these settlements. However, no workings for the stability of the slope took place in 2012 and 2013.

19      MARKET STUDIES AND CONTRACTS

19.1      Doré

Gold and silver doré in the form of bullion produced from the mines has been shipped to the Johnson Matthey refinery in Salt Lake City, Utah. The terms of the Johnson Matthey refinery charge are US$0.20/oz of doré received plus US$1.00/oz of recoverable gold, which are within industry norms. Outturn of gold and silver takes 20 business days and 30 business days respectively, following receipt of the dore at the refinery.

The Primero doré is a clean product with few impurities. There are numerous refineries around the world that are available to take the doré.

April 2014	107

San Dimas Technical Report

19.2      Silver Streaming Contract

On October 15, 2004, the previous owner of the San Dimas mine entered into a silver purchase agreement to sell 100% of the payable silver produced for a period of 25 years to a subsidiary of Silver Wheaton Corp, Silver Wheaton (Caymans) Ltd (SW Caymans).

On August 6, 2010, upon Primero’s acquisition of the San Dimas mine, the silver purchase agreement was amended. Primero assumed the obligation to sell Silver Wheaton the first 3.5 million ounces of payable silver produced per year plus 50% of any excess at US$4.04 per ounce (plus 1% inflation) until August 5, 2014. From August 6, 2014, and until the end of the mine life, Primero will sell Silver Wheaton the first 6 million ounces of payable silver produced per year plus 50% of any excess at US$4.20 (plus 1% inflation) per ounce. Primero sells the remainder of the silver produced at spot market prices, currently considerably increasing revenues. The silver purchase agreement provides that a minimum of 215 million cumulative silver ounces must be delivered to SW Caymans by October 15, 2031. If there is a shortfall in the cumulative amount of silver delivered, Primero is required to pay to Silver Wheaton an amount determined by multiplying the amount of the shortfall by $0.50 per ounce. Goldcorp Inc. has provided a guarantee to Silver Wheaton in respect of the payment of any shortfall amount While silver sales under the silver purchase agreement realize approximately $4 per ounce, Primero’s income taxes were initially assessed based on all silver sales at spot market prices. On October 17, 2011, Primero Empresa filed a formal application to the Mexican tax authorities for an advance pricing agreement (“APA”) on the appropriate price for sales of silver under the Amended and Restated Silver Purchase Agreement. In its 2010 and 2011 financial statements and income tax returns, Primero Empresa had recorded revenue at the fixed price realized from Silver Wheaton Caymans (“SW Caymans”) and computed income taxes on the same basis. On October 4, 2012, the Company received a ruling from the Mexican tax authorities that confirmed the silver pricing in Primero Empresa’s 2010 and 2011 income tax returns. Under Mexican tax law, an APA ruling is generally applicable for up to a five year period. For Primero this applies to the fiscal years 2010 to 2014. Assuming Primero Empresa continues to sell silver under the silver purchase agreement on the same terms and there are no changes in the application of Mexican tax laws relative to the APA ruling, Primero Empresa expects to record revenues and pay taxes based on realized prices for the life of the San Dimas Mine.

Primero has utilized silver call options to limit the tax liability associated with its silver purchase agreement. In September 2011 Primero purchased call options on 1,489,400 ounces of silver at a strike price of $49 on 30% of silver production expected to be sold under its silver purchase agreement over the period from October 1, 2011 to September 30, 2012. By covering 30% of expected sales under the silver purchase agreement, these call options were designed to offset the incremental income tax that would be payable by Primero if spot prices exceed the strike price.

20      ENVIRONMENTAL STUDIES, PERMITTING AND SOCIAL OR COMMUNITY IMPACT

20.1      General Issues

Primero’s operating practices are governed by the principles set out in its Health and Safety Policy, Environment and Social Responsibility Policy and Code of Business Conduct and Ethics. The Corporate Responsibility Committee (formerly Environmental, Health and Safety Committee) of the Board provides oversight in occupational health and safety, community relations, and environmental management. Internal weekly and quarterly reporting tracks performance indicators including human resources, health and safety performance, environmental monitoring, compliance with permits, materials inputs and outputs, and community relations activities. Primero’s Board and senior management team have committed to the sustainability reporting process and report publicly on performance through the Annual Report and website.

April 2014	108

San Dimas Technical Report

Health and safety at San Dimas is administered by the Central Safety Committee, which is chaired by the general manager of the mine, and its members include all superintendents of operations and services. The Central Safety Committee meets monthly to consider all aspects of industrial safety. Employees are recognized for their safety awareness each month as a way to encourage safe practices. The Central Safety Committee oversees a number of subcommittees, including the Documentary System Subcommittee, which defines (documents) standard work procedures for each job function; the Preventative Observations Subcommittee, which encourages the reporting of unsafe practices, so that they can be publicized and eliminated, and conducts ad hoc safety reviews; and the Subcommittee on Accident and Incident Investigation, which analyses each accident or incident (there were 3 lost time accident and 6 high potential incidents investigated in 2013), makes recommendations and monitors compliance with its recommendations. Primero also has monthly campaigns focused on a particular health or safety issue, for example, defensive driving, safe handling of sodium cyanide, and security in high altitude work. Primero’s rescue squad has a regular program of training and emergency response exercises.

A positive indication for these health and safety programs is that the total accident frequency index has declined year on year for the seventh consecutive year to 1.12 accidents per 200,000 man-hours worked. The only environmental issue of note has been the cyanide spill from a tailings line described in section 18.5. On January 3, 2012, tailings containing 5 ppm cyanide were spilled into the Piaxtla River, impacting a total area of 2.5 kilometres. The spillage was the result of a hole that developed in a tailings pipe. The Company notified Mexican governmental authorities of the incident. The Mexican federal attorney for environmental protection, PROFEPA, and the Mexican National Water Commission, CNA, visited the site in January 2012. Primero understands that both the PROFEPA and the CNA considered the spillage to be localized. On 5 January 2012, the municipality of San Dimas, Durango, Mexico confirmed in a letter to Primero that they considered the incident as localized and under control. The letter specifies that the efficiency of the emergency response limited the damages to death of small concentrations of fish, without any impact on animals. Following the spill, the Company took a number of corrective actions including design and building of a containment structure for the tailings pipe, which is now fully operational. All PROFEPA’s requests were implemented and on September 3, 2012, Primero received final resolution from CNA specifying a fine of $93,500 pesos, which the Company paid on September 20, 2012. On September 17, 2012, following the final resolution from CNA, the Company was notified by PROFEPA that it was fined $31,200 pesos. The resolution notification referred to non-compliance to a “hazardous waste” regulation. In March 2013, the Company expressed its position to PROFEPA that the tailings are not subject to the “hazardous waste” regulation. The Company and PROFEPA came to terms that the tailings are not considered “hazardous waste”, at which point the Company accepted to pay the nominal fine shortly thereafter in the first quarter of 2013. Following the corrective actions implemented by the Company, an external consulting firm completed an on-site inspection and concluded that the actions taken by the Company were sufficient and no long term damage to the aquatic life was concluded. Primero is currently dealing with two past environmental liabilities: reclamation of old San Antonio milling facilities and closure/reclamation of old San Antonio (Contraestaca) tailings facilities. All work is expected to be completed in 2016.

In May, 2013 Primero received the Clean Industry Certification for improvements to its environmental management practices at the San Dimas operations. The voluntary program is coordinated by the Mexican environmental authority and reviews regulatory compliance together with the Company's best practices and continuous improvement in environmental performance.

In February 2014, for the third consecutive year, Primero was awarded the Empresa Socialmente Responsable (ESR) designation by CEMEFI, the Mexican Center for Philanthropy. The ESR award is given to companies operating in Mexico that are committed to sustainable economic, social and environmental operations in all areas of corporate life, including business ethics, involvement with the community and preservation of the environment.

April 2014	109

San Dimas Technical Report

20.2      Tailings and Waste Disposal

Issues with respect to tailings disposal have been discussed in Section 18.5.

With regard to waste disposal, a current activity is the Herradura project. This consists of constructing a new waste pad and diverting the Piaxtla River by cutting a channel across a tight loop in its course. This will avoid the storage of waste rock along the banks of the river. Engineering studies have already been completed by Knight Piesold of Denver and permits were received from the Commissión Nacional de Agua regarding the Piaxtla River diversion that is part of this waste pad project. As of March 2014 the river’s course has been diverted through the new canal and the aquatic life recovery had been achieved. The new waste pad is not operational yet but will be activated later on in 2014.

20.3      Permitting

The main environmental permit is the Licencia Ambiental Unica (LAU) under which the mine operates its “industrial facilities” in accordance with the Mexican environmental protection laws – Ley General del Equilibrio Ecologico y la Proteccion al Ambiente (LGEEPA), administered by SEMARNAT as the agency in charge of environment and natural resources.

Any expansion of the processing plant will require an amendment to this licence.

Other significant permits are those related to water, one for water supply rights, and another for water discharge rights. In both cases, a quarterly payment for these rights applies and, in the case of the water supply, there is a biennial renewal payment; the next is due in 2015.

With respect to the Herradura waste pad project referred to in 20.2, both the environmental impact study and the technical justification were approved by the Secretaria de Medio Ambiente y Recursos Naturales and the Mexican environmental protection agency. In addition, permits were received from the Commssión Nacional de Agua regarding the Piaxtla River diversion that is part of this waste pad project.

20.4      Community Relations

Primero has an active and continuous corporate social responsibility (CSR) program focused on health and safety, positive community relations and protection of the environment.

In 2011, Primero carried out a study to determine the economic, social and cultural development of the communities in which it operates, with the aim to improve community development. Surveys were sent to 925 households (representing 95% coverage) to gather information about housing, demographic data, health data, family relationships and community involvement.

In 2013, Primero completed an internal assessment of materiality in sustainable development reporting. The process involved identifying the issues of highest impact or most importance to the Company’s stakeholders and prioritizing those considering internal and external perspectives. Workplace health and safety, social license to operate, value creation and wealth distribution, regulatory compliance and water management were identified as issues with the highest impact on Primero’s business over the next several years. The process will continue to consider all issues identified in the assessment and broaden to include external verification with employees and other stakeholder groups.

Primero supports community education and provides a 75% tuition subsidy to all students who attend the school in Tayoltita. In 2013, 260 students were enrolled at the school. Primero continued to work closely with the College of Professional Technical Education (CONALEP) campus in Tayoltita where students participate in classroom activities as well as hands on practical experience in Primero’s laboratories and workshops. Over the 7 years since the program started, more than 60% of the 156 graduates have been employees of the San Dimas Mine. In 2013 The Mexican Ministries of Education and Labor recognized

April 2014	110

San Dimas Technical Report

Primero's ongoing support to this program with a 1st place distinction for practices in education and employment at the College.

Primero continued with its annual environmental awareness campaign reaching out to approximately 1,000 students from 10 different educational institutes. Students from pre-school through to high school participated in discussions relating to environmental education, energy and water conservation, waste classification, and regional flora and wildlife.

In 2013 Primero received the Clean Industry Certification for improvements to its management practices at the San Dimas operations. The voluntary program is coordinated by the Mexican environmental authority and reviews regulatory compliance together with the Company's best practices and continuous improvement in environmental performance.

In February 2014, for the third consecutive year, the Company was awarded the “Socially Responsible Company (ESR) designation by CEMEFI, the Mexican Center for Philanthropy. The ESR award is given to companies operating in Mexico that are committed to sustainable economic, social and environmental operations in all areas of corporate life, including business ethics, involvement with the community and preservation of the environment.

Primero plans to continue to promote and expand the CSR programs that it has already implemented in 2013. Building employee and community awareness of health and safety issues and protection of the environmental will remain a priority. The mine is extremely important to the economic and social fabric of the community.

20.5 Mine Closure

Primero records a decommissioning liability for the estimated reclamation and closure of the Property, including site rehabilitation and long-term treatment and monitoring costs, discounted to net present value.

The net present value is determined using the liability-specific risk-free interest rate. The estimated net present value of reclamation and closure cost obligations is re-measured on an annual basis or when changes in circumstances occur and/or new material information becomes available. Increases or decreases to the obligations arise due to changes in legal or regulatory requirements, the extent of environmental remediation required, cost estimates and the discount rate applied to the obligation. The net present value of the estimated cost of these changes is recorded in the period in which the change is identified and quantifiable. Reclamation and closure cost obligations relating to operating mine and development projects are recorded with a corresponding increase to the carrying amounts of related assets.

The San Dimas property is subject to a full closure plan and reclamation of the site upon cessation of operations, which would involve all facilities currently being used (mill, hydro plant, mines, surface infrastructure, power line, roads, dry tailings). The Company has accrued a decommissioning liability consisting of reclamation and closure costs for the San Dimas mine. The undiscounted cash flow amount of the obligation was US$31.3 million at December 31, 2013 and the present value of the obligation was estimated at US$8.7 million, calculated using a discount rate of 7.75% and reflecting payments made during and at the end of the mine life, which for the purpose of this calculation, the Company has assumed is in 22 years.In respect of the decommissioning liability, the Company expects to incur US$2.2 million in 2015 and US$2.0 million in 2016 to remediate the historical San Antonio tailings, with the remainder of the expenditures to be incurred mainly at the end of the mine life.

April 2014	111

San Dimas Technical Report

21      CAPITAL AND OPERATING COSTS

21.1      Capital Costs

The 2014 capital expenditure budget for San Dimas is summarized in Table 21.1. Note that as mentioned in section 17, the Company is reviewing its expansion plans and associated mid to long term capital expenditure requirements based on the year-end 2013 Mineral Resource and Mineral Reserve estimation.

Table 21.1      San Dimas 2014 Capital Expenditure Budget

Capital Expenditures	Budget 2014 US$ million
San Dimas Exploration	11.4
San Dimas Regional Exploration	3.5
Ventanas Regional Exploration	0.8
Mill Expansion	3.3
Major Projects	1.3
Waste Rock	3.3
Truchas Expansion	3.9
Sustaining	11.8
Infrastructure Development	13.2
Raise Bore	1.5
Total	54.0

Note:

•      Figures may not add due to rounding

21.2      Operating Costs

Budget operating costs for 2014 by main expense centers are summarized in Table 21.2. These have been reproduced from the San Dimas budget document.

Table 21.2      San Dimas Operating Cost Summary

Item	Budget 2014 in US$ million
Labour	37.35
Contractors	13.01
Reagents	6.10
Explosives	3.19
Insurance	1.69
Power	2.62
Fuel & Lubricants	2.58
Mine Maintenance Spare Parts	2.62
Mill Maintenance Parts	3.56
Grinding Medias	1.45
General Material (Mine & Mil)	4.88
Consumables (Mill Liners, Steel and Tires	1.95
Freight & Material Handing	1.49
Others	8.23

April 2014	112

San Dimas Technical Report

Refining Costs	2.24
Total Operating cost	92.95

Note:
•      figures may not add due to rounding

The 2014 Budget in unit cost terms by major cost centre is shown in Table 21.3.

Table 21.3      Unit Budget by Cost Centre

Cost Centre	Budget 2014 US$/t processed
Mining	35.45
Mining Maintenance Costs	14.54
Milling Costs	16.33
Milling Maintenance Costs	8.94
Admin Costs	27.17
Refining Cost	2.53
Total	104.97

22      ECONOMIC ANALYSIS

As San Dimas is a producing issuer, the information required under Item 22 has not been included as there is no determination has yet been made whether to expand current production from 2500 TPD.

23      ADJACENT PROPERTIES

Primero has a large landholding which covers the entire vein field in the San Dimas district. There are no properties held adjacent to the Primero holding.

24      OTHER RELEVANT DATA AND INFORMATION

24.1      Exploration Strategy for 2014

Primero continues to aggressively explore the Property and is carrying out a US$11.4 million mine exploration program in 2014. This includes 2,500 metres of exploration drifting and approximately 60,000 metres of diamond drilling in 215 drill holes employing 14 rigs. This is split into 25,000 metres of exploration drilling and 35,000 metres of delineation drilling.

The current main production area is located in a central corridor that runs south-west to north-east across the Property. This central corridor historically contains vein systems that are noted for their high-grade nature, above average thickness and significant lateral extensions.

The 2014 exploration program is designed to aggressively drill the exploration potential located in this central corridor. Mineralization will be systematically targeted in close proximity to existing infrastructure. A primary objective is to explore the south-west lateral extensions of the currently producing Roberta and Robertita vein systems into the adjacent Sinaloa Graben.

The Sinaloa Graben is the next high-grade mineralized zone at San Dimas, and represents a considerable portion of the potential mid to long term production for the mine. This block contains more than 20 known veins, of which only two have been mined, with the remainder of the veins unexplored. A north-south tunnel currently extending 4.5 kilometres (planned to extend to 8.0 kilometres) through the centre of the Sinaloa Graben has been developed and provides direct underground access to the east-west mineralization projected within the high-grade central corridor.

April 2014	113

San Dimas Technical Report

Figure 24.1 Cross Section Showing Exploration Targets

Since acquiring the mine, Primero has discovered the Elia and Aranza high-grade veins in the southern end of the central corridor in the Sinaloa Graben. The Elia and Aranza veins are separated by 250 metres and run almost parallel to the central corridor of mineralization. Drifting results from Elia and Aranza continue to exceed expectations, suggesting that the Sinaloa Graben contains higher than the average grade and width of mineralization than reserves and resources in the Central Block.

In 2012, Primero announced the discovery of the Victoria and Alexa veins, located in the Sinaloa Graben 1.0 kilometre north of the Elia vein. Several high-grade intercepts of the Victoria vein have been intersected, and these exhibit similar grades, widths and mineralization as the Robertita vein system in the adjacent Central Block, and are discussed in Section 10.2 The discovery of the Victoria and Alexa veins is a promising result of Primero’s objective to validate the existence of the south-west lateral extensions of the Roberta and Robertita vein systems into the Sinaloa Graben. San Dimas is currently drilling the Victoria vein from former underground workings of the El Pilar vein with two rigs, and expects to extend the known ore-shoot along strike and at depth. Access to the Victoria vein area has improved recently as a result of underground development advancing west from the Central Block and north via the Sinaloa Graben tunnel. San Dimas is now able to drill the Victoria vein and the wider Sinaloa Graben from three strategic underground locations.

The significant increase of the Mineral Resources and Reserves of the Victoria and Alexa veins due to the 2013 deliniation/exploration program proves the potential of finding other high tonnage/high-grade veins, able to be brought into production in a relatively short time interval.

April 2014	114

San Dimas Technical Report

Primero’s goal in 2014 is to add to the estimated Mineral Reserves and Mineral Resources, net of depletion, and to convert mineralization from exploration potential to Inferred Mineral Resources through new discoveries.

25      INTERPRETATION AND CONCLUSIONS

The Primero operation in San Dimas is mature and mining has being conducted in the area for a long time. However the current operation is focused on relatively new areas in the Central Block and Sinaloa Graben, and is a modern operation. In late 2011 Primero recognized certain deficiencies in the resource estimation as it affected the planning and meeting of targets, and requested AMC to assist on the resource estimation process. This work focused on 15 veins altogether and these formed the basis for the 2012 mine plan. Of the two main producing veins, Roberta and Robertita were observed to provide approximately 60% of the mill feed.

Primero and AMC selected a block modelling approach based on a 2D accumulation method and using kriging for interpolation. The resulting block models are more tightly constrained to the data and may better reflect the variability of the mineralization along strike and dip. To convert Mineral Resources to Mineral Reserves, mining dilution has then been added and mining recovery factors applied on an individual vein basis. The estimates made using this approach and a review of current operating experience have resulted in a much sounder basis for mine planning and target setting.

This approach was expanded for the 2013 Mineral Resources and Mineral Reserve estimates. All new data has been incorporated and the total number of modelled veins was 39. In addition some of the older data not available for previous estimates was located and used in the 2013 block modelled estimates.

The quality control and data verification review performed as part of the 2011 Mineral Resource and Reserve estimation at San Dimas noted certain deficiencies in the data. The review included a complete laboratory audit, which found a number of issues with the mine laboratory. Since 2013, Primero started to address these issues. In the meantime all drill core has been sent off site for preparation and assay, as well as partially channel samples.

The 2013 QA/QC program consisted of:

•	Assaying all drillhole samples at SGS.
•	Regular insertion of Standard Reference Material (SRM)
•	Regular insertion of blank material.
•	Duplicate assays (5%).
•	Pulp assays checked at the external ALS Chemex (ALS) laboratory in Zacatecas, Mexico.

During 2013 a total of 5,993 drillhole core samples together with 435 blanks, 286 gold standards and 250 silver standards were assayed by SGS. Also 7,853 channel samples with 558 blanks, 385 gold standards and 343 silver standards were assayed by SGS.

Using the data available, AMC performed a review of the performance of the deposit as seen from reconciliation between predicted and actual mill feed in order to underpin the estimates. This review demonstrated that the data was generally adequate for estimation purposes. Due to the improvements in the quality of the data, AMC has classified some of the resource as a Measured Mineral Resource. This resulted in Proven Mineral Reserves being stated.

Although there has been no metallurgical testwork done on foreseen future ore sources, the ore sources will continue to be of the same low sulphidation epithermal style and plant operating performance is stable and consistent. Recovery projections of 97% Au and 94% Ag based on current performance for the budget and five year plan are considered reasonable.

April 2014	115

San Dimas Technical Report

Primero has reviewed the concepts and preliminary costing for the mill expansion to 3,000 TPD; engineering and cost estimation is in progress and an expansion decision to 3,000 TPD will be made in Q2 2014.

The San Antonio tailings storage facility remediation works are now essentially complete and the currently active Cupias facility has been upgraded to meet international standards and to provide storage for the current and future Tayoltita mill tailings.

The mine is operating under the conditions of its Licencia Ambiental Unica (environmental permit) and this will require amendment for any mill expansion. An environmental impact study and a technical justification study have been submitted for La Herradura waste dump project which will minimize the environmental impact of future expanded waste dumps.

Primero had put in place a strong community relations programme and in February 2014, for the third consecutive year, has been recognized as an ESR, which means being recognized as a socially responsible company in Mexico.

Ore production has increased each year for the past four years, from approximately 1,677 TPD in 2010 to 2,100 TPD in 2013. Combined with higher grades, 2013 was a record production for San Dimas since Primero acquired the operation. Approximately 60% of production was mined in the Central Block, with two veins—Robertita and Roberta—contributing about 44% of the mine total.

Total costs, inclusive of refining expenses, were US$85.8 million. Cost per tonne milled was US$109.69, taking into account the 25 kt of ore that was added to the stockpile in 2013. The unit operating cost for 2013 was approximately 5% higher than budget, mainly due to the increased cost of consumables and higher labour costs. The mining costs are, at least to some extent, a reflection of the complexity of mining multiple veins in several mining areas. The processing costs are considered as appropriate and reflect the processing flowsheet.

There is significant exploration potential at San Dimas in addition to the stated Mineral Resources and Reserves. There is a plan in place to systematically explore the district, which has been discussed in Section 24 for completeness.

26          RECOMMENDATIONS

26.1      Geology and Modelling

Following the remodelling of the 39 veins, AMC makes the following recommendations:

•	While a great number of older face sample data was located and used in this model, there is still some missing. The location and addition of this data would assist in any future resource estimation.

•	Additional drilling is required to more accurately define the location and grade of the veins above, below and extensions to the areas of development.

•

Samples belonging to obvious splays off the main vein should not be included in the wireframing of the veins but should be modelled separately. The wireframing of the veins should ensure a consistent width away from the areas of development and sampling.

•	The block modelling approach should be applied to all Inferred Resources and new vein discoveries and updated as data and knowledge is gained.

Bulk density measurements are now being taken on core. This activity should be reviewed and analysed to give good underpinning data for the next estimate. This may also give direction as to gaps and future requirements. Currently broken core is not being measured and wax coating should be investigated to get a better handle on vein bulk density.

April 2014	116

San Dimas Technical Report

Core recovery is measured but not analysed, and as the vein intersections can have mixed recovery this should be carried out. AMC recommends a thorough review of core recovery values.

A comprehensive and transparent system for tracking of depletion of mined material is required, including for material outside the current Mineral Reserves which will include material estimated by polygonal methods.

26.2      Laboratory

It is understood that the TAY Lab is to be upgraded in line with the recommendations made in the Smee report. AMC support this work and it is understood that the capital cost of the Laboratory will be of the order of US$1.0 million.

A QA / QC program has been instituted with certified standards for gold and silver being inserted in the batches being sent off site.

Standard control plots for both metals must be produced for ongoing tracking, and monthly QA / QC reports compiled and analysed. Most importantly corrective action must be taken within a short time period when non-compliance to control limits is identified.

26.3      Mining

The revised resource and reserve estimation methodology is being incorporated into the mine planning process; this should continue to full implementation. Particular focus should be placed on scheduling of development and fill activities as they will continue to be critical to achieving increased production targets.

Continued focus on implementation of a dilution control program is recommended, with key aspects being mining width, geology control, and drill and blast practices.

The flexibility of decision making be maintained when determining use of jumbo or jackleg mining relative to a particular stoping situation (vein width, variability, position in cut sequence, ground conditions, etc.).

Initial results with the introduction of longhole mining are encouraging. AMC recommends that this testing continue, with a view to potential adoption of this methodology to all veins with appropriate geometry, dip and ground conditions.

Numbers and types of equipment should be examined relative to operating location and changing production demands.

A reconciliation exercise of modelled resource and reserve against production should be conducted at year-end.

26.4      Other

The testwork currently planned to confirm the grinding and leaching characteristics of the Sinaloa Graben block should be pursued as the main processing priority. Testwork should also be conducted on ore sources of elevated copper content such as Santa Lucia. This is a very minor component of short-term production, but still a significant contributor to long-term reserves.

The only noted environmental issue is a recent spill from the tailings line of low concentration cyanide levels. Preliminary assessments suggest the impact is localised. Immediate rectification measures to prevent a repetition have been implemented although design modifications towards a permanent solution should be vigorously pursued.

April 2014	117

San Dimas Technical Report

Most of the recommendations may be implemented as part of the operating budget, except for the laboratory upgrade and investigation of supplementary mining methods. These items have a cost estimate of around US$1.0 million. In the case of the laboratory upgrade, the cost implications will be part operating cost, part capital. Completion planned for 2014.

27      REFERENCES

Clarke, M. and Titley, S.R., 1988: Hydrothermal evolution in the formation of silver-gold veins in the Tayoltita Mines, San Dimas District, Mexico, Economic Geology, v. 83, p. 1830-1840.

Conrad, M.E., O’Neil, J.R. and Petersen, U., 1995: The relation between widespread 18O depletion patterns and precious metal mineralization in the Tayoltita Mine, Durango, Mexico, Economic Geology, v. 90, p. 322-342.

Conrad, M.E., Petersen, U. and O’Neil, J.R., 1992: Evolution of an Au-Ag – producing hydrothermal system: the Tayoltita Mine, Durango, Mexico, Economic Geology, v. 87(6), p. 1451-1474.

Enriquez, E. and Rivera, R., 2001: Geology of the Santa Rita Ag-Au deposit, San Dimas District, Durango Mexico. Society of Economic Geologists, SP8, p. 39-58.

Shannon J M, Webster R, Smith HA, Riles A, April 16 2012, to Technical Report on the San Dimas Property, San Dimas District, Durango and Sinaloa States, Mexico. Prepared for Primero Mining Corp. 122 pp.

Smee and Associates Consulting Ltd., 2012. Results of an Audit of the Primero Mining San Dimas Mine and SGS Laboratories and Quality Control Review on the Drilling and Mine Sampling Durango Province, Mexico. Prepared for Primero Mining Corp. 74 pp.

Smith D.M. Jr., Albinson, T. and Sawkins, F.J., 1982: Geologic and fluid inclusion studies of the Tayoltita silver-gold vein deposit, Durango, Mexico, Economic Geology, v. 77, p. 1120-1145.

Spring, V. and Watts, G., 2010: Technical report on the Tayoltita, Santa Rita and San Antonio Mines. Durango, Mexico. Prepared for Goldcorp Inc. and Mala Noche Resources Corp. 103 pp.

Spring, V. and Watts, G., 2011: Technical report on the Tayoltita, Santa Rita and San Antonio Mines. Durango, Mexico. Prepared for Primero Mining Corp. 106 pp.

Portugal Reyna L., 2010: Primero Compania Minera S.A. DE C.V., Recursos de Mineral, Diciembre del 2010, Tayoltita, Santa Rita, Block Central.

Portugal Reyna L., 2010: Primero Compania Minera S.A. DE C.V., Reservas de Mineral, Diciembre del 2010, Tayoltita, Santa Rita, Block Central, Graben Sinaloa.

April 2014	118

San Dimas Technical Report

28      CERTIFICATES

Certificate of Qualifications

I, Gabriel Voicu, hereby certify that:

I reside at 1507 – 1 Scott Street, in the city of Toronto, province of Ontario, Canada, M5E 1A1;

I am a professional geologist and have been working for Primero Mining Corp since 2012 as Vice President, Geology & Exploration;

This Certificate applies to the report entitled “San Dimas Property, San Dimas District, Durango and Sinaloa States, Mexico Technical Report” dated effective April 18, 2014;

I am a registered member of Association of Professional Geoscientists of Ontario (APGO) # 2225, and a Fellow of the Society of Economic Geologists # 835295;

I graduated from the University of Bucharest, Romania, in 1983 with a BScA degree in Geological Engineering and from Université du Québec à Montréal in 1999 with a PhD degree in Mineral Resources;

I have practiced my profession in mine geology, exploration and scientific research over the last 30 years. My experience includes researcher at the Geological Institute of Bucharest, Romania, Senior Geologist, Geology &Exploration Superintendent, Technical Services Manager at Cambior Inc. and Iamgold Corp., Toronto, researcher at CONSOREM, Montreal and associate professor at Universite du Quebec a Montreal;

I most recently visited the San Dimas Mine from November 14 to November 20, 2014.

I am responsible for multiple sections of the report and for coordination of the QPs and the other experts who assisted the QPs.

I am a “Qualified Person” according to the National Institute Policy 43-101;

I am not independent of Primero Mining Corp.;

I have read NI 43-101 and this report, and the portions of this report that I am responsible for have been prepared in accordance with NI 43-101;

As at April 18, 2014, to the best of my knowledge, information and belief the portions of the technical report for which I am responsible contain all scientific and technical information that is required to be disclosed to make the technical report not misleading.

Prepared at Toronto, Ontario, Canada, this 18th day of April, 2014

Signed

Gabriel Voicu, PhD, P.Geo
Vice President, Geology & Exploration
Primero Mining Corp.

April 2014	119